
The Walt Disney Company
2008 ANNUAL REPORT

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

($ in millions, except per share amounts)	2004[1][2]	2005[1][2]	2006[1][2]	2007[1][2]	2008[1]
Revenues					
Media Networks	$11,299	$12,722	$14,186	$15,104	$16,116
Parks and Resorts	7,750	9,023	9,925	10,626	11,504
Studio Entertainment	8,713	7,587	7,529	7,491	7,348
Consumer Products	2,414	2,042	2,107	2,289	2,875
	$30,176	$31,374	$33,747	$35,510	$37,843
Segment Operating Income[3]					
Media Networks	$ 2,378	$ 3,040	$ 3,481	$ 4,275	$ 4,755
Parks and Resorts	1,077	1,178	1,534	1,710	1,897
Studio Entertainment	661	206	728	1,195	1,086
Consumer Products	538	533	607	631	718
	$ 4,654	$ 4,957	$ 6,350	$ 7,811	$ 8,456
Diluted earnings per share from continuing operations before the cumulative effect of accounting change	$ 1.07	$ 1.19	$ 1.60	$ 2.24	$ 2.28
Earnings per share, discontinued operations	0.05	0.05	0.03	0.01	—
Cumulative effect of accounting change per share	—	(0.02)	—	—	—
Diluted earnings per share[4][5]	$ 1.12	$ 1.22	$ 1.64	$ 2.25	$ 2.28
Cash provided by continuing operating activities	$ 4,232	$ 4,139	$ 5,960	$ 5,398	$ 5,446
Free cash flow[3]	$ 2,811	$ 2,326	$ 4,668	$ 3,832	$ 3,868

[1] Beginning with the first quarter fiscal 2008 financial statements, the Company began reporting Hyperion Publishing in the Media Networks segment. Previously, Hyperion Publishing had been reported in the Consumer Products segment. Prior-period amounts (which are not material) have been reclassified to conform to the current year presentation.

[2] During fiscal 2007, the Company concluded the spin-off of the ABC Radio business and thus reports ABC Radio as discontinued operations for all periods presented.

[3] Aggregate segment operating income and free cash flow are not financial measures defined by Generally Accepted Accounting Principles (GAAP). Reconciliations of non-GAAP financial measures to equivalent GAAP financial measures are available at the end of the Financial Review.

[4] Diluted earnings per share may not equal the sum of the column due to rounding.

[5] The fiscal 2008 results include an accounting gain related to the acquisition of the Disney Stores North America and a gain on the sale of movies.com (together $0.01 per diluted share), the favorable resolution of certain prior-year income tax matters ($0.03 per diluted share), and a bad debt charge for a receivable from Lehman Brothers ($0.03 per diluted share). These items collectively resulted in a net benefit of $0.01 per diluted share. The fiscal 2007 results include gains from the sales of *E! Entertainment* and *Us Weekly* ($0.31 per diluted share), the favorable resolution of certain prior-year income tax matters ($0.03 per diluted share), income from the discontinued operations of the ABC Radio business ($0.01 per diluted share), and an equity-based compensation plan modification charge ($0.01 per diluted share). Collectively, including the impact of rounding, these items resulted in a net benefit of $0.33 per diluted share.

LETTER TO SHAREHOLDERS

To the Shareholders and Cast Members of The Walt Disney Company:



It has been a very long time since our country has faced the kind of economic turmoil we are currently experiencing, and The Walt Disney Company, while strong, is certainly not immune to the difficult market conditions that exist today. With consumers spending more carefully *and* spending less, and advertisers doing the same, our media, consumer products and theme park businesses all face significant business challenges.

I am confident our brands, products and people will pass the test that lies before them, but our businesses are all affected by an economic downdraft whose duration remains uncertain.

We will continue to focus on what creates the most value for our shareholders: delivering high-quality creative content and experiences; balancing respect for our legacy with the demand to be innovative; and maintaining the integrity of our people and products. As stewards of our great Company, we have reason to be optimistic. But we must also be realistic, and it is this blend of realism and optimism that is guiding us during this tumultuous time.

When signs of a weakening economy began to surface, our senior management team put in place measures to operate more efficiently and to invest even more prudently. We adopted marketing and pricing strategies designed to keep our products as attractive as possible, while at the same time underlining our commitment to quality. In this tough climate, even the most forceful measures are unlikely to compensate for the loss of business.

Robert A. Iger
President and Chief Executive Officer


SOLAR CHARGE LEVEL

Wall·E *was a global box office hit, charming audiences around the world.*

In fiscal 2008, despite an economy that weakened as the year progressed, we delivered strong creative and financial results, posting record revenue and earnings per share.

Highlighting our financial achievements, revenue hit an all-time high of $37.8 billion, a 7 percent increase over the previous year. Earnings per share, excluding certain items detailed in the footnote on page one, were $2.27, up 18 percent from the previous year.

As has been the case for many years, our financial success has been largely due to our creative achievements and in 2008, those achievements were numerous. I could mention many, but instead I'd like to highlight just three.

This past summer, Disney·Pixar once again enthralled audiences around the world with an original, unique and memorable film. *Wall·E* was a commercial, creative and technological success. Director and writer Andrew Stanton and his team created a film for the ages and for all ages, and we are extremely proud of their work.

As Americans turned out in record numbers to elect the 44th president of the United States, ABC News, led by anchors Charlie Gibson, Diane Sawyer and George Stephanopoulos, brought the right mixture of excellent reporting and thoughtful analysis to this memorable and historic election, capping months of insightful, interesting and energetic coverage of the American political process.

Thanks to our Imagineers, at our parks in California and Florida we opened *Toy Story Mania!*, an engaging attraction that combines the wonder and lovability of the *Toy Story* characters with breakthrough technology. The result is yet another theme park experience that distinguishes our Company and causes people to say: "What will they think o next?" or, "Only Disney can do that."

Beyond these individual achievements, we continued to create and support several key franchises. These are stories and characters that can be leveraged across many of our businesses, on many technological platforms, in many territories, and over long periods of time.

While we continue to break new creative ground, our substantial investment in such great Disney franchises as *Cars, Toy Story*, Princesses, Pirates, Mickey Mouse, Winnie the Pooh, *High School Musical* and Fairies continues to drive strong returns, differentiates us from our competitors and builds long-term shareholder value.

Not only do we possess a significant number of such franchises, but our ability to make the most of their success is unrivalled. This comes from a collection of great assets and a commitment to manage them as a whole that is worth fa more than the sum of its parts. This defines Disney and, as we have been saying, creates the *Disney Difference*.


50
50
TOY STORY

Combining breakthrough technology with the fun of an old-fashioned midway game, Toy Story Mania! *is a new Guest favorite.*



High School Musical 3: Senior Year *had the biggest opening weekend ever for a movie musical.*

ABC's Grey's Anatomy *continued to entertain viewers as one of TV's top primetime shows.*



We are proud of our businesses, but we balance that pride with keen awareness of the challenges they face, whether secular or cyclical. While we realize perfection is not something that can be delivered all of the time, we at least embrace the value of striving for perfection all of the time. This is true of all of our businesses, whether it be ESPN, ABC, ABC Family, Disney Channel, our Disney Parks and Resorts, Consumer Products, Studio Entertainment or Interactive Media Group.

Strategically, we continue to adhere to priorities established a few years ago. A commitment to high quality creative work, a persistent focus on mastering new technology and selective investment in promising international markets are strategies that have worked for us, and we believe they will continue to position us well for the long term.

Moving forward, we will be taking a very pragmatic approach to new investments across the Company, pressing ahead only in those areas we believe offer the greatest opportunity for long-term growth and returns. We will continue to invest in our creative franchises and in developing our highly promising and fast growing video game business. We are also going ahead with the improvement and expansion of Disney's California Adventure at Disneyland Resort, new Disney Vacation Club properties including the Ko Olina project in Hawaii and two new cruise ships that will be setting sail in 2011 and 2012.

Given the environment, we will likely see some interesting acquisition opportunities, and given the strength of our balance sheet many could be enticing. Rest assured, though, no matter how inexpensive these opportunities may look, we will not relax our standards in terms of the quality of the assets we seek to purchase, their fit within our Company's businesses and core strategies, or their prospects for delivering strong returns.

We are committed to upholding the excellent reputation of the Disney name through continuous refinement and expansion of our social responsibility efforts. Last year, we took several steps in this area that we believe will benefit our employees and Cast Members, our Guests and consumers, our shareholders, our business partners and the communities in which we live and work.

We expanded globally our initiative to associate our brands and characters with healthier foods, bringing fresh Disney-branded fruits, vegetables and dairy products to families in dozens of countries. We've completed our first Company-wide greenhouse gas inventory and set reduction targets for emissions in order to minimize the Company's impact on the planet. And we celebrated the 25th anniversary of our Disney VoluntEARS program with employees contributing a record 495,000 hours on a wide range of projects benefiting children and caregivers around the world.

Kids of all ages met Tinker Bell and her friends in a new movie, an attraction at the parks, and within a new virtual world.





Disney•Pixar's Up *will take audiences on a journey to a lost world with the two least likely people on earth.*

We will also soon be publishing our first comprehensive corporate responsibility report, which will provide greater detail and greater insight into how we approach crucial issues related to the environment, community, workplace, products and our responsibility to kids and families.

We are fortunate at Disney to have a very diverse board of directors, whose broad interests and experiences are helping to guide the Company in this complex environment. I'm especially grateful to John E. Pepper, Jr., our non-executive Chairman of the Board, and the wisdom, integrity and generosity of spirit that he brings to our Company.

We are also fortunate to have a truly outstanding and committed group of people working for this Company. I'm impressed and amazed on a daily basis by the passion they put into making sure our Guests and consumers not only have a special experience, but are transported from their everyday lives to worlds that could only be created by Disney.

So, on behalf of our employees and Cast Members, I'd like to thank you personally for your continued support. It's a real honor to uphold the Disney legacy and to continue to create memorable and magical experiences for kids of all ages. Together, we look forward to doing our very best for you every day, everywhere and in every way.

Robert A. Iger

Robert A. Iger
President and Chief Executive Officer
The Walt Disney Company

FINANCIAL REVIEW

At Disney, we strive to create exceptional entertainment content, experiences and products that are embraced by consumers around the world and to do so in a manner that delivers long-term shareholder value.

We believe the integrated manner in which we manage our brands and franchises gives us the opportunity to generate exceptional returns on our creative content. Our results over the past several years reflect the power of our brands and franchises and our ability to develop and leverage high-quality content across multiple creative platforms and global markets. This franchise development process has enabled us to build an extensive portfolio of brands, led by Disney and ESPN, and properties that include enduring characters like Mickey Mouse and Winnie the Pooh, as well as thriving new ones like Disney Fairies, *Cars, Toy Story, High School Musical* and *Hannah Montana.*

Our brands and integrated set of creative assets and businesses provide us with competitive advantages that we feel can deliver long-term value to our shareholders. Disney's overall business strategy is focused on leveraging and extending these advantages and consists of three major components: investing in the strength of our brands and the quality of our products; leveraging technology to provide consumers with entertainment when and where they want it; and expanding globally to better reach consumers around the world.

Although the U.S. and global economies have clearly deteriorated, we believe we are well positioned to weather the challenges presented by the current economic slowdown. In this challenging environment, we are maintaining financial discipline. At the same time, we remain focused on our core strategies and long-term growth priorities. Our strong balance sheet continues to provide us with the financial strength and flexibility to seize opportunities that can enhance our competitiveness and create superior returns.

We use three primary financial metrics to measure how well we are delivering value for our shareholders: earnings per share, return on invested capital (ROIC) and free cash flow. We're pleased with our fiscal 2008 results, a year in which we increased each of these key measures. Excluding certain items detailed below, we once again achieved double-digit growth in earnings per share.[1] Since strategic investment and economic cycles can sometimes influence near-term returns, we assess trends in financial metrics over time rather than looking only at short-term results. We are happy to note that an investment in Disney over the past five-year period has yielded a compound annual return of approximately 12%, almost twice the return of the S&P 500.

We recognize that allocating capital profitably and managing our business to drive creative *and* financial success are the most important ways that we serve the owners of our Company. Our first priority in allocating capital is to fund strategically attractive investments that can drive future growth and provide strong returns over time. These opportunities can include internal investment in existing and new businesses or acquisitions. We plan to continue expanding our creative pipeline of high-quality content and to strengthen our brands and reach on a global basis. These internal growth initiatives include investment in television, films, digital media and video game development. We will also continue to invest in developing local, Disney-branded content and expanding the reach of our Disney and ESPN-branded channels around the world. We recently released films made for China and India and currently have films in production for China, India and Russia.

In addition to internal reinvestments, we look for attractive external investment opportunities that meet our financial and strategic objectives. During the year, we made investments in content companies in India and China. We also made acquisitions to enhance our position in youth-oriented sports and the online sports community. In addition, we acquired three promising start-up companies which help position us to participate in growth opportunities on digital platforms.

BUSINESS SEGMENT PERFORMANCE

MEDIA NETWORKS

Media Networks was the largest driver of the Company's revenue and operating income growth this year, led by the strong performance of our cable networks. ESPN, the domestic Disney Channels and ABC Family each delivered solid increases in revenue and operating income.

As consumer choice in entertainment expands, quality content and strong brands like Disney and ESPN become increasingly valuable as a means of differentiating our products. For some time now, ESPN has focused on building its competitive advantage by capitalizing on its broad collection of sports rights across multiple platforms. ESPN continues to expand its scope and depth with recent agreements for college sports rights with the Southeastern Conference and the Bowl Championship Series, and for golf with the British Open Championship.

[1] The fiscal 2008 results include an accounting gain related to the acquisition of the Disney Stores North America and a gain on the sale of movies.com (together $0.01 per diluted share), the favorable resolution of certain prior-year income tax matters ($0.03 per diluted share), and a bad debt charge for a receivable from Lehman Brothers ($0.03 per diluted share). These items collectively resulted in a net benefit of $0.01 per diluted share. The fiscal 2007 results include gains from the sales of *E!* Entertainment and *Us Weekly* ($0.31 per diluted share), the favorable resolution of certain prior-year income tax matters ($0.03 per diluted share), income from the discontinued operations of the ABC Radio business ($0.01 per diluted share), and an equity-based compensation plan modification charge ($0.01 per diluted share). Collectively, including the impact of rounding, these items resulted in a net benefit of $0.33 per diluted share. Excluding these items, EPS in 2008 increased 18% to $2.27 from $1.92 in 2007.

Disney Channel continued to build on its creative momentum, with successful series like *Hannah Montana*, *Mickey Mouse Clubhouse* and *Handy Manny* and original movies like *Camp Rock*. These properties not only raise brand awareness for Disney around the globe, but also enable other businesses to generate revenue through music, concerts, theatrical film releases, video games and merchandise derived from them.

At Broadcasting, results at the ABC Television Network were comparable to the prior year. However, Broadcasting operating income was down due to lower advertising revenue at our owned TV stations. In the face of a difficult market, our TV stations continue to outperform the competition in ratings, with eight of our 10 stations ranking No. 1 in their respective markets. The continued demand for ABC Studios' shows, such as *Desperate Housewives*, *Lost* and *Grey's Anatomy*, in syndication and in international markets, demonstrates that in a highly competitive environment, quality matters.

STUDIO ENTERTAINMENT

Our Studio Entertainment segment has delivered strong margins over the past two years. This performance reflects our focus on producing high-quality, Disney-branded movies. In 2008, segment operating margin remained healthy despite difficult domestic home video comparisons, which led to declines in revenue and operating income. Going forward, we will continue to focus on delivering attractive returns on invested capital. As one of the key creative engines of our Company, Studio Entertainment continues to create quality branded products that can drive operating income across the Company's businesses.

Our commitment to creativity and innovation is best illustrated by Disney·Pixar Animation, which has a proven ability to deliver consistently high-quality animation, as demonstrated by this year's highly successful film, *Wall-E*. We also continue to capitalize on and extend the life of enduring properties like *Cars* and *Toy Story* through themed attractions at Parks and Resorts, Consumer Products merchandise and movie sequels.

PARKS AND RESORTS

Revenue and operating income grew at Parks and Resorts in 2008, despite a challenging economic environment. Continued high demand resulted in increased guest spending and attendance at our domestic and international parks. In fact, we delivered record domestic theme park attendance, and Disneyland Resort Paris set a new attendance record as well.

Over the past years, we have successfully developed a flexible pricing strategy, innovative marketing initiatives and increased accessibility to our resorts at different price points. In addition, we have diversified through expansion in Disney Vacation Club. We believe the unique relationship consumers have with Disney's brands and characters is a powerful differentiator for our Parks and Resorts.

In the next few years, we plan to invest further in our parks business to create new immersive experiences, particularly at Disney's California Adventure at Disneyland Resort. We are also expanding our successful Disney Vacation Club and Disney Cruise Line, both of which generate robust double-digit margins. In so doing, the segment can continue to help us increase our free cash flow potential, while generating attractive capital returns.

THE WALT DISNEY COMPANY
CAPITAL EXPENDITURES

Excluding Euro Disney and Hong Kong Disneyland[1]



$1,600
$1,200
$800
$400
$0
$1,132
$1,102
$1,044
$1,310
$1,438
$413
$376
$377
$494
$645
2004
2005
2006
2007
2008
$ In Millions
MEDIA NETWORKS, STUDIO ENTERTAINMENT, CONSUMER PRODUCTS AND CORPORATE

CONSUMER PRODUCTS

Disney's brand strength and creative successes have allowed our Consumer Products segment to expand its licensing franchise portfolio and connect to a broad range of consumers. As a result, revenue from earned royalties once again increased by double-digit percentages in 2008, with growth across multiple product categories, led by *Hannah Montana* and *High School Musical* merchandise. The increase in earned royalties contributed to double-digit growth in both revenue and operating income for the segment.

We acquired over 200 Disney Stores in North America in the third quarter of 2008, which increased revenue and modestly reduced profits at Consumer Products for the fiscal year. The stores provide us with an important direct touch-point with some of Disney's best customers, giving us the ability to reinforce our brand, support our many franchises and help us deepen our consumer relationships.

For the past few years, we have steadily increased our investment in video game publishing. We believe video gaming presents a key growth opportunity, especially as it enables us to create incremental returns from Disney's characters, films and brands. Our continued investment also reflects our confidence in our pipeline of outstanding creative content in the years to come.

FREE CASH FLOW

The strength of our businesses enables us to deliver strong free cash flow even while we invest in opportunities with attractive growth potential. Disney generated roughly $3.9 billion in free cash flow for the year, helping the Company to continue reducing its debt leverage ratio, return capital to shareholders through share repurchase and dividends, and maintain strong financial flexibility.

[1] Capital expenditures excluding Euro Disney and Hong Kong Disneyland is not a financial measure defined by GAAP. Reconciliations of this and other non GAAP financial measures in this review to equivalent GAAP financial measures are available at the end of this financial review.

THE WALT DISNEY COMPANY FREE CASH FLOW[3]


$5,000
$4,000
$3,000
$2,000
$1,000
$0
$2,811
$2,326
$4,668
$3,832
$3,868
2004
2005
2006
2007
2008
$ In Millions

Our solid balance sheet has afforded us access to capital in markets around the world, even in the face of a deteriorating global credit environment. We enjoy an attractive average effective interest rate on our debt portfolio of 3.6% with a weighted average maturity of approximately 6 years.

SHAREHOLDER RETURNS

Over the past several years, we returned substantial capital to shareholders via our dividends and share buybacks. During fiscal 2008, we repurchased over 139 million shares of Disney stock for $4.5 billion. From August 2004 through the end of fiscal 2008 we purchased over 690 million shares of Disney stock for over $21 billion.

THE WALT DISNEY COMPANY NET BORROWINGS AT FISCAL YEAR END[4]


$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$11,446
$10,744
$11,114
$11,502
$11,638
$2,454
$2,418
$2,643
$2,979
$3,013
$8,992
$8,326
$8,471
$8,523
$8,625
2004
2005
2006
2007
2008
$ In Millions
NET BORROWINGS OF EURO DISNEY AND HONG KONG DISNEYLAND
NET BORROWINGS EXCLUDING EURO DISNEY AND HONG KONG DISNEYLAND

Disney also has a consistent track record of returning value to share holders through annual dividends. In December 2008, Disney's Boa of Directors declared a cash dividend of $0.35 per share or approximately $650 million in total. This marks the 53rd consecutive year that Disney has paid a dividend.

OUTLOOK

At The Walt Disney Company, we strive to maximize the long-term value of our brands and franchises, and we take pride in the strong creative and financial results we have achieved for the past several years. Disney has a strong balance sheet, a diversified revenue bas and substantial long-term earnings growth and cash flow potential. At the same time, we are not immune to the difficult U.S. and globa economic environment. We are committed to managing through th period with financial discipline. We are also committed to building upon the strength of our asset base and competitive positioning. W continue to believe that the power of our brands, our diversified fra chise portfolio, our creative strength and the integrated approach v take to managing our businesses position us well to grow our earn ings over the long term and deliver substantial shareholder value f years to come.

Thomas O. Staggs
Senior Executive Vice President and Chief Financial Officer
The Walt Disney Company

RECONCILIATIONS (all figures in millions)

As noted in the footnotes, certain measures used in this financial review are not financial measures defined by GAAP. The following tables reconcile these measures to the most comparable financial measures defined by GAAP.

SEGMENT OPERATING INCOME

	2004	2005	2006	2007	20
Segment operating income	$4,654	$4,957	$6,350	$7,811	$8,45
Corporate and unallocated shared expenses	(428)	(543)	(522)	(497)	(47
Other (expense) / income	(64)	(6)	88	1,004	(5
Net interest expense	(617)	(597)	(592)	(593)	(52
Income from continuing operations before income taxes, minority interests and the cumulative effect of accounting change	$3,545	$3,811	$5,324	$7,725	$7,4

Free cash flow is not a financial measure defined by GAAP.

As of September 27, 2008, long term debt ratings for the Company were A2/A. Debt portfolio figures exclude the debt of Euro Disney and Hong Kong Disneyland, which ha an average effective interest rate of 5.5% with a weighted average maturity of 10.6 year Net borrowings and net borrowings excluding Euro Disney and Hong Kong Disneyland are not financial measures defined by GAAP.

Accounting rules require The Walt Disney Company to consolidate Euro Disney and Hong Kong Disneyland, even though Disney's effective ownership is only 51% and 43%, respectively. We began consolidating Euro Disney and Hong Kong Disneyland a the end of the second quarter of fiscal 2004.

CAPITAL EXPENDITURES FROM CONTINUING OPERATIONS EXCLUDING EURO DISNEY AND HONG KONG DISNEYLAND[5]

	2004	2005	2006	2007	2008
Media Networks	$ 215	$ 218	$ 220	$ 265	**$ 367**
Parks and Resorts					
Domestic	719	726	667	816	**793**
International	289	711	248	256	**140**
Studio Entertainment	39	37	41	85	**126**
Consumer Products	14	10	16	36	**62**
Corporate	145	111	100	108	**90**
Capital expenditures from continuing operations	1,421	1,813	1,292	1,566	**1,578**
Less: Capital expenditures from Euro Disney and Hong Kong Disneyland	(289)	(711)	(248)	(256)	**(140)**
Capital expenditures from continuing operations excluding Euro Disney and Hong Kong Disneyland	$ 1,132	$ 1,102	$ 1,044	$ 1,310	**$ 1,438**

FREE CASH FLOW

The Company defines "free cash flow" as cash provided by continuing operations less investments in parks, resorts and other property. Please see the Company's Consolidated Statements of Cash Flows on page 74 of this Annual Report.

	2004	2005	2006	2007	2008
Cash provided by continuing operations	$ 4,232	$ 4,139	$ 5,960	$ 5,398	**$ 5,446**
Investments in parks, resorts and other property	(1,421)	(1,813)	(1,292)	(1,566)	**(1,578)**
Free cash flow	$ 2,811	$ 2,326	$ 4,668	$ 3,832	**$ 3,868**

NET BORROWINGS AND NET BORROWINGS EXCLUDING EURO DISNEY AND HONG KONG DISNEYLAND

The Company defines "net borrowings" as total borrowings less cash and cash equivalents.

	2004	2005	2006	2007	2008
Current portion of borrowings	$ 4,093	$ 2,310	$ 2,682	$ 3,280	**$ 3,529**
Long-term portion of borrowings	9,395	10,157	10,843	11,892	**11,110**
Total borrowings	13,488	12,467	13,525	15,172	**14,639**
Cash and cash equivalents	(2,042)	(1,723)	(2,411)	(3,670)	**(3,001)**
Net borrowings	11,446	10,744	11,114	11,502	**11,638**
Less: net borrowings of Euro Disney and Hong Kong Disneyland	(2,454)	(2,418)	(2,643)	(2,979)	**(3,013)**
Net borrowings excluding Euro Disney and Hong Kong Disneyland	$ 8,992	$ 8,326	$ 8,471	$ 8,523	**$ 8,625**

FORWARD LOOKING STATEMENTS

Management believes certain statements in the Financial Review may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management's views and assumptions regarding future events and business performance as of the time the statements are made and management does not undertake any obligation to update these statements. Actual results may differ materially from those expressed or implied. Such differences may result from actions taken by the Company including restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions) as well as from developments beyond the Company's control, including: changes in domestic and global economic conditions; adverse weather conditions or natural disasters; health concerns; international, political, or military developments; technological developments; changes in competitive conditions and consumer preferences. Such developments may affect assumptions regarding the operations of the business of The Walt Disney Company including, among other things, the performance of the Company's theatrical and home entertainment releases, the advertising market for broadcast and cable television programming, expenses of providing medical and pension benefits, demand for our products and performance of some or all of the Company's businesses either directly or through their impact on those who distribute our products. Additional factors that may affect results are set forth in the Company's Annual Report on Form 10-K for the year ended September 27, 2008 under the heading "Item 1-A, Risk Factors" and subsequent filings.

THE WALT DISNEY COMPANY

Comparison of performance of the Company's common stock with performance of the two indicated indexes and assuming $100 was invested on September 30, 2003 in the Company's common stock and the two indexes.

$100	$113	$122	$158	$182	$175	THE WALT DISNEY COMPANY
$100	$114	$128	$142	$165	$134	S&P 500 INDEX
$100	$114	$127	$141	$160	$137	PEER GROUP INDEX



$ 200
$ 150
$ 100
$ 50
$ 0
Sept 2003
Sept 2004
Sept 2005
Sept 2006
Sept 2007
Sept 2008

The peer group index is a custom index consisting of the companies that were formerly included in the Standard & Poor's Entertainment and Leisure Index. Although this index was discontinued in January 2002, the Company believes the companies included in the index continue to provide a representative sample of enterprises in the primary lines of business in which the Company engages. These companies are, in addition to The Walt Disney Company, media enterprises Time Warner Inc., CBS Corporation (formerly Viacom Inc.) (Class B common stock) and Viacom Inc. (created on December 31, 2005 by the separation of the company formerly known as Viacom Inc. into two publicly held companies, CBS Corporation and Viacom Inc.); resort and leisure-oriented companies Carnival Corporation, Harrah's Entertainment, Inc., Hilton Hotels Corporation, Marriott International, Inc. and Starwood Hotels and Resorts Worldwide, Inc.; and consumer-oriented businesses Brunswick Corporation, Darden Restaurants, Inc., McDonald's Corporation, Starbucks Corporation, Yum! Brands, Inc. and Wendy's International Inc.



Studio Entertainment


KES & SON

Concept art from Director Robert Zemeckis' innovative evocation of Disney's A Christmas Carol, *which arrives in theaters November 2009.*



High School Musical 3: Senior Year danced its way to box office success.



Walt Disney Pictures' Bolt was released in Disney Digital 3-D™.

The Walt Disney Studios had one of its most profitable years on record in 2008, bolstered by major successes across the entertainment spectrum including motion pictures, home entertainment, theatrical productions and music. Emphasizing the *Disney Difference* – a value-creation dynamic based on high standards of quality and recognition that set Disney apart from our competitors – the Studios continued to provide great entertainment across the board for audiences all over the world.

The Walt Disney Studios found continued success at the start of the year as Jerry Bruckheimer's high-adventure blockbuster *National Treasure: Book of Secrets* surpassed the original and climbed to a worldwide box office of $457 million. It was also one of the year's most popular DVD titles. *The Chronicles of Narnia: Prince Caspian*, based on C. S. Lewis' beloved saga, brought in more than $400 million at the worldwide box office and was one of our top-selling DVDs at year's end. Other top hits from the Studios included the record-breaking February 2008 release *Hannah Montana and Miley Cyrus: Best of Both Worlds Concert Tour*, the critically acclaimed and successful Disney·Pixar animated film *WALL·E*, the fall comedies *Beverly Hills Chihuahua* and *High School Musical 3: Senior Year*, and in November and December, the Disney animated movie *Bolt* and Adam Sandler's hilarious holiday fantasy, *Bedtime Stories*.

The *Hannah Montana* phenomenon extende its popularity to movie theaters with the Disney Digital 3-D™ release of *Hannah Montana and Miley Cyrus: Best of Both Worlds Concert Tour*, which grossed more than $65 million in limited release. *Hannah Montana 2/Meet Miley Cyrus* became a trip platinum hit in 2008, and the 2008 summer release of the latest Miley Cyrus album, *Breakout*, marked her third straight No. 1 debut. In 2009, the multi-talented performe will star in the much-anticipated feature fil *Hannah Montana The Movie*.

The talented students from East High School also marked a successful transition to the big screen as *High School Musical 3: Senior Year*, sang and danced its way to the top of the class with its global box office gross of over $235 million. *High School Musical 2,* released in December 2007, was one of our top-selling DVDs for the year, and the audio franchise for the popular series continued to dominate album charts. Disney Theatrical Group extended the brand with the national and worldwide tours of the fully realized stage version, *High School Musical on Tour!*, and the second season world tour of *High School Musical: The Ice Tour.* To date, more than 15,000 performances of *High School Musical* have been licensed to schools and amateur groups around the world. *High School Musical 2* stage rights have also become available for licensing.

The Studios' newest musical sensation, the Jonas Brothers, scored major hits with the DVD release of *Camp Rock* and the companion CD, which debuted at No. 1 on *Billboard*'s soundtrack chart and was certified gold or platinum in 16 countries. Their latest CD, *A Little Bit Longer*, entered the charts at No. 1. The Jonas Brothers are making the leap to the big screen in 2009 with the February release of *Jonas Brothers: The 3-D Concert Experience*.

In animation, The Walt Disney Studios demonstrated the *Disney Difference* with two highly original and critically acclaimed releases. *WALL·E*, from Pixar Animation Studios, proved to be the best-reviewed film of the year, emerged as one of the summer's top domestic performers and went on to collect an out-of-this-world gross of $500 million in global box office. The November 18 DVD release ranked as one of the year's top 10 sellers. Walt Disney Animation Studios flexed its revitalized creative muscle with the holiday hit *Bolt*, which delighted audiences all over the world.

2009 is shaping up to be another extraordinary year for animation. Disney·Pixar's *Up*, the new film from director Pete Docter (*Monsters, Inc.*), kicks off the summer season. The first Pixar film to debut in Disney Digital 3-D™, this comedic adventure follows the fantastic story of 78-year-old Carl Fredrickson, who literally pulls up stakes and charts a course for exotic Paradise Falls hidden deep within the jungles of South America. Accompanied by a persistent eight-year-old Junior Wilderness Explorer, the unlikely duo embarks on the wildest adventure of their lives.

Also on the 2009 release schedule is Disney's newest animated fairy tale, *The Princess and the Frog*. John Musker and Ron Clements, the directors of *The Little Mermaid* and *Aladdin*, join creative forces with Oscar®-winning songwriter Randy Newman to serve up a classic-style Disney tale set in New Orleans. Complete with romance, adventure, frogs and a singing alligator, this fantastic new film showcases the art of Disney animation at its best with the return of hand-drawn animation. 2009 will also see the debut of the original *Toy Story* in Disney Digital 3-D™. Audiences will experience the film in a whole new way as anticipation builds for the 3-D theatrical release of *Toy Story 3* in 2010.





Top: John Travolta *and* Robin Williams *star in* Old Dogs, *out in 2009.*

Above: Hannah Montana: The Movie *features the multi-talented Miley Cyrus.*

In 2009, we will also see the holiday release of Robert Zemeckis' digital 3-D performance-capture epic, *Disney's A Christmas Carol*, starring Jim Carrey (in a multitude of roles). This represents the Studios' first film with the acclaimed director (*Who Framed Roger Rabbit, Back to the Future*) under a new production arrangement that is designed to push the limits of filmmaking technology and storytelling.



Earth *is the first feature documentary from Walt Disney Pictures' prestigious new production banner, Disneynature.*



Other Disney titles due in 2009 include *Race to Witch Mountain* from director Andy Fickma (*The Game Plan*) and starring Dwayne Johnson; and *G-Force*, a hilarious action-packed fantasy adventure from producer Jerry Bruckheimer and director Hoyt Yeatman, in which a team of highly trained animal agents (guinea pigs) – voiced by Nicolas Cage, Penelope Cruz, Tracy Morgan and Jon Favreau – uses state-of-the-art technology, spy gadgets and unique covert tactics to save the world. For the year-end holiday period, the Studio teaches audiences some entertaining new tricks with the live-action family comedy *Old Dogs*, whic reunites John Travolta with director Walt Becker (*Wild Hogs*). Travolta and co-star Robin Williams are best friends – an unlucky-in-love divorcé and a fun-loving bachelor – who get a whole new perspective on life when they are charged with the care of six-year-old twins while on the verge of the biggest business deal of their lives. A supporting cast that includes Travolta's real-life wife, Kelly Preston, and their daughter, Ella Bleu, along with Ma Dillon, the late Bernie Mac, Seth Green and Justin Long, adds to the fun.

In 2009, Walt Disney Pictures will unveil the first feature documentary from its prestigious new production banner, Disneynature. *Earth*, directed by award-winning filmmaker Alastai Fothergill (*Planet Earth, The Blue Planet*), is set to debut in theaters on Earth Day, April 22, 2009, and will take moviegoers on a tour of their home planet as it has never been seen before. Following in the great tradition of Disney's nature film legacy, the Studios plan to release these event films from today's top filmmakers on an ongoing basis.

The Studios continued to assert their leadership in new technology and the Blu-ray™ marketplace in 2008. The Disney animated classic *Sleeping Beauty* became the first Platinum title to be released in the Blu-ray Disc format. Meticulously restored for its high definition debut and introducing new bonus material along with Disney's groundbreaking BD-Live technology, this special release kicked off the Blu-ray experience with great new features. Also in October, Walt Disney Studios Home Entertainment released the first installment in its imaginative and exciting new Fairies series, *Tinker Bell*. This original movie was an instant classic, selling over 4 million units to date. The division also scored top-selling titles with *Ratatouille*, the new digitally restored version of *Tim Burton's The Nightmare Before Christmas* and the original animated feature *The Little Mermaid: Ariel's Beginning*.

As Disney Theatrical Group gets ready to celebrate its 15th anniversary, it can proudly look back on a year of record attendance in 2008 with more than 20 million people attending one of its live stage shows around the world. *The Lion King* entered its 12th triumphant year on Broadway, and the stage hit continues to roar across the globe with current productions in London, Paris, Tokyo and Hamburg, as well as the ongoing smash U.S. tour. The stage version of *The Little Mermaid* officially opened on Broadway in



Now in its third season, Mary Poppins *continues to soar on Broadway.*

The Little Mermaid *arrived on Broadway in January 2008 and proved to be the most popular new arrival of the year.*

January 2008 and proved to be the most popular new arrival of the year. *Mary Poppins* entered its third hit year on Broadway and is preparing to launch a national tour in 2009. Both *The Lion King* and *The Little Mermaid* were also featured along with *Cars* and the Disney Fairies in Disney On Ice's latest production, *Worlds of Fantasy.*

Walt Disney Records celebrated its 13th year as the world's No. 1 children's label, with such hits as the soundtracks to the various *High School Musical* films and *The Cheetah Girls One World* Disney Channel Movie. The Disney Music Group had continued success with Rascal Flatts' fifth album (on Lyric Street Records), *Still Feels Good* (certified double platinum), and the Hollywood Records releases of Jesse McCartney's *Departure,* the debut album from Demi Lovato, a new album from Plain White T's and a Hilary Duff greatest hits compilation. In August, Disney Music Group had the unprecedented distinction of having four of the top 10 titles on the *Billboard* 200 album chart for the third consecutive year.

Miramax Films had a year of milestones as *No Country for Old Men* won four major Academy Awards® (Best Picture, Best Supporting Actor, Best Screenplay and Best Director). Numerous 2008 releases are also poised to be strong award contenders in 2009, including *The Boy in the Striped Pajamas* and *Doubt,* the big-screen adaptation of John Patrick Shanley's Pulitzer Prize-winning play, which stars Meryl Streep, Amy Adams and Philip Seymour Hoffman. In 2009, Miramax will release *Everybody's Fine,* a poignant comedy starring Robert DeNiro, Drew Barrymore and Kate Beckinsale. Also on the schedule is *Cheri,* a romantic drama directed by Stephen Frears and starring Michelle Pfeiffer.



Tinker Bell, *the first installment in an exciting new Fairies film series, charmed a new generation of viewers.*



Hollywood Records singing sensations the Jonas Brothers with Demi Lovato.


HIGH SCHOOL MUSICAL 3
SENIOR YEAR
2-DISC
PLATINUM
2-DISC SET
WALL·E
mileycyrus
breakout

Disney Blu-ray™ Discs gave viewers the chance to enjoy Disney entertainment in high definition. Miley Cyrus' album Breakout *debuted at No. 1 on the* Billboard *200 chart.*



PARKS AND RESORTS



A chance encounter with a prince helps make every young princess' dreams come true.



Children's dreams come true all over again during the What Will You Celebrate? year-long event in Walt Disne World Resort and Disneyland R

Imaginative use of dynamic Disney franchises, new innovative entertainment offerings and continued diversification combined to make 2008 another successful year for Disney Parks and Resorts. It is all a testament to Parks and Resorts' successful business strategy, built upon the foundation of creativity, technology, brand and service.

The creative efforts of a high-caliber global team produce transformational experiences and products that connect with audiences on an emotional level. These are experiences of the heart, a part of the *Disney Difference* that stays with Guests long after they have left the park. Springing from Walt Disney's vision that revolutionized the concept of theme parks, the powerful, iconic Disney brand has expanded across vacation markets worldwide, with a variety of products and services that build on the unique Disney experience.

While the dreams of millions of delighted Disney Parks and Resorts' Guests came true in 2008, this year promises even more excitement as *The Year of a Million Dreams* is followed by the memorable concept of *What Will You Celebrate?*

Launching a year filled with magical celebrations, Parks and Resorts' domestic theme parks will offer new options and services that allow Guests to make their own celebrations even more meaningful, turning personal milestones into magical Disney experiences. To make it extra special, for the first time ever, each Guest who visits Walt Disney World Resort or Disneyland Resort on their birthday will get in free.

At all Disney parks, new attractions continue to bring popular stories and characters to life. At Disney's California Adventure and Disney's Hollywood Studios, *Toy Story Mania!*, inspired by the popular Disney•Pixar films *Toy Story* and *Toy Story 2*, provides an unforgettable ride-game experience. Guests find themselves in an interactive world, playing alongside Woody, Buzz Lightyear and other favorite *Toy Story* characters. This must-see attraction marks the first step in a multi-year expansion of Disney's California Adventure. Other exciting franchise-based experiences are on the way, including Cars Land, inspired by the smash Disney•Pixar movie *Cars*, which invites Guests into the high-octane world of Mater, Lightning McQueen, Doc and Sally.

Guest participation will have new meaning at Walt Disney World Resort as dreams come true for all those who imagine themselves performing on *American Idol®*. Disney's Hollywood Studios is bringing the TV and pop culture phenomenon to life for Guests wanting to experience the rush of entertaining on stage or the fun of judging performances in a live setting. Guest performers with the most votes compete in an end-of-day Grand Finale, with the winner invited to a regional audition for the *American Idol®* TV show.

At Walt Disney World and Disneyland, Guests can experience the enchanting fairy realm of Tinker Bell and her friends by entering a world inspired by the new animated film *Tinker Bell*. Long before Peter Pan and the Lost Boys soared into Never Land, the world's most beloved fairy and her friends were creating their own special magic in Pixie Hollow. Tinker Bell and her friends recently opened the doors to this all-new attraction that gives Guests a chance to meet the fairies as well as explore the wondrous mysteries of nature.



Unparalleled Guest service is always on the menu at Disney parks.



Lasting memories and bright smiles make every trip to a Disney park a special occasion.



The Broadway-caliber Toy Story–The Musical *charms Guests young and old on board the* Disney Wonder.

At Disneyland Resort Paris, which recently celebrated its 15th anniversary, Guests can now plunge faster than the speed of gravity into *The Twilight Zone Tower of Terror*™. One of Disney's most popular attractions worldwide, the heart-pounding thrill of the *Tower* leaves Guests feeling as though they are *Twilight Zone* survivors, enveloped by the thrills, advanced audio technology and visual effects that only the genius of Walt Disney Imagineering can produce.



At Hong Kong Disneyland Resort, a unique version of the beloved attraction *it's a small world* marked another historic milestone in the resort's young history. In a wonderful story of peace, hope and friendship, Disney character dolls and local geographic elements combine to offer an unparalleled experience.

At Tokyo Disney Resort, Disney's first overseas theme park, a year-long 25th anniversary party featured the debut of a spectacular daytime parade, the first permanent Cirque du Soleil theater outside North America, as well as the opening of the Tokyo Disneyland Hotel, which is inspired by classic Victorian design and is the largest of the resort's three Disney-branded hote

A unique new version of it's a small world *opened at Hong Kong Disneyland Resort, and new elements and character dolls give this timeless story of peace and hope new resonance.*

Disney delights don't stop there. At our parks around the world, first-class entertainment comes alive in a high-energy fashion that is unmistakably Disney. Guest-pleasing shows include *Pixar Play Parade* with many favorite Disney·Pixar characters and *High School Musical 3: Senior Year* — a celebration of song, dance and color inspired by the hit Disney movie

At Disney Parks and Resorts, travel is also part of the entertainment equation, and Disney Vacation Club, Disney Cruise Line and Adventures by Disney guided vacations provide families with memory-making experiences in between visits to their favorite Disney theme parks. Woven throughout these experiences, as a constant and powerful force, is Disney's legendary Guest service. Disney Cast Members don't just represent Disney ideals, they live them and dedicate





Disney Cruise Line offers the best in family travel on board the Disney Magic *and* Disney Wonder. *Two new ships will join the fleet in 2011 and 2012.*

themselves to customizing and personalizing each Guest visit at every destination.

In an era of unprecedented growth for Disney Vacation Club, four vacation ownership properties are set to open in 2009: The Treehouse Villas at Saratoga Springs Resort & Spa, Bay Lake Tower at Disney's Contemporary Resort and Disney's Animal Kingdom Villas, all at Walt Disney World Resort, plus the Villas at Disney's Grand Californian Hotel & Spa at Disneyland Resort.

Nestled in natural forest glens around the riverbend from the bustling Downtown Disney area, The Treehouse Villas at Saratoga Springs consist of three-bedroom homes, elevated 10 feet off the ground on pedestals and beams designed to blend into the forest environment. Bay Lake Tower builds on the popularity of Disney's Contemporary Resort and sports a rooftop lounge inspired by the original resort's A-frame architecture. Disney's Animal Kingdom Villas feature sweeping views of an expanded savannah inhabited by a variety of African animals. At Disneyland Resort, more than 50 two-bedroom-equivalent villas mark the California debut of Disney Vacation Club. The expansion reflects the same California Craftsman architecture of the resort's flagship hotel, Disney's Grand Californian. And on the island of Oahu, development of Disney's first mixed-use destination resort in Hawaii continues. Located at the Ko Olina Resort & Marina, this new family-friendly destination will overlook breath-taking crystal blue lagoons with white sand beaches and is planned to include 350 hotel rooms and 480 Disney Vacation Club villas when it opens in 2011.

Disney Cruise Line continues to be awarded top honors in the cruise industry, most recently being recognized in *Travel and Leisure* magazine's 2008 World's Best awards. Next summer, Disney Cruise Line will return to the Mediterranean, and for the first time ever, add a 12-night Northern Europe Capitals itinerary, which includes stops in such fabled ports as Oslo, Copenhagen, Stockholm and St. Petersburg. As part of a new agreement with Port Canaveral, our port facility will also be expanded to provide Guests an even more seamless transition from land to sea.

Adventures by Disney continues to make great strides toward broadening its global footprint. Eight new family vacation destinations will debut in 2009, bringing Guests to some of the most exotic locations in the world, including Africa, Alaska, the Swiss Alps, Ecuador and the Galapagos Islands. Adventures by Disney creates unforgettable moments, signature adventures and unique itineraries specifically designed for families with children. Specially trained adventure guides, along with local experts, invite vacationing adventurers to see, hear, touch and taste the history and cultures of global destinations.

In the coming years, Disney Parks and Resorts will continue to expand its expertise and leverage the Disney brand to explore and discover new sites within the worldwide travel market.

The success Disney Parks and Resorts achieved in 2008 is a shining example of how its commitment to excellence, innovation and unsurpassed service transports Guests beyond the boundaries of their daily routines and into Disney's worlds of magic and wonder. Going forward, new products and services aimed at today's consumers will team with the timeless, idyllic family vacations on which we have built our reputation, making our business more vibrant, compelling and diversified than ever before.



Adventures by Disney itineraries take families to exotic locations around the world — including Africa, the Swiss Alps and the Galapagos Islands — for unparalleled guided adventure experiences.


WALL E

Consumer Products



Disney Consumer Products uses the latest technologies to bring beloved Disney characters to life in exciting new ways.

Disney Consumer Products (DCP) charted new territory in 2008 with a host of innovative products, including Disney's first robotics toys, first Internet-connected toy line, first bilingual magazine and first English language learning center. Momentum continued with growth in DCP's nutritionally focused food licensing business and worldwide expansion of its apparel and home furnishings lines.

As the world's leading licensor, DCP leverages Disney entertainment franchises for 365 days a year product opportunities at retailers worldwide. This is evidenced by the explosive success of tween merchandise programs inspired by Disney Channel's *High School Musical, Hannah Montana* and *Camp Rock*. More than 33 [illegible] relating to the *High School* [illegible] *Hannah Montana* franchises [illegible] worldwide. DCP is also [illegible] opportunities presented [illegible] series launching on [illegible] 2009.

With tween franchises generating new trends in the world of music, DCP saw an opportunity in the musical instruments market, which led to the creation of a brand-new product category at DCP – a line of professional-grade acoustic and electric guitars especially designed and sized for tweens. The line expanded in 2008 to include *Camp Rock*-themed guitars.

Disney Princess continues to thrive across the Company's businesses. This evergreen animated franchise continues to connect with girls universally through an assortment of products that sprinkles Disney Princess magic into everyday activities – from waking up in a royal Princess bed to using a Princess toothbrush at night-time. In 2008, DCP introduced an array of *Sleeping Beauty* merchandise at retailers to complement the Platinum Edition DVD release of the classic 1959 film. Currently, Disney Princess ranks as the No. 1 Disney franchise in Latin America, with significant momentum in Russia, China and India.



Innovative product lines like Disney Fairies powered by Clickables™ connect toys to the Internet in ways that help enrich children's play.

In 2009, the Disney Princess brand will celebrate its 10th anniversary. DCP's licensees will create special product assortments leveraging Disney's *first* princess fairy tale, *Snow White and the Seven Dwarfs*, in support of the Platinum Edition DVD release that fall, and the



newest fairy tale to join the Disney Princess legacy, *The Princess and the Frog*, which releases theatrically during holiday 2009.

The Disney Fairies franchise, launched just three years ago with a book from Disney Publishing Worldwide, soared to new heights in 2008, with millions of Disney Fairies toys, apparel, room décor, books and magazines sold. New product introductions included a flying Tinker Bell robot, a line of nutritional snacks, a best-selling series of chapter books and the first Disney Fairies-themed Nintendo DS™ video game.

Just as Disney Princess fantasy role-play and Disney Fairies make-believe fulfill the dreams of girls young and old, playing with cars is a timeless and enduring play pattern for boys. Add to that formula powerful storytelling and timeless characters and it's no wonder why Disney•Pixar's *Cars* has become one of the fastest-growing animated franchises at Disney, with more than 100 million die-cast toy cars and 25 million books being sold at retail establishments throughout the world. Other popular *Cars* products include a flat-panel LCD television and an assortment of LED light-up products, including apparel, bedding and party supplies.

Boys were also captivated by Disney•Pixar's *WALL•E* and its lovable characters. The movie inspired DCP's first robotics toy line and challenged the electronics team to develop a product that is, like the film, both endearing and innovative. The Ultimate WALL•E robot features 10 motors, giving it a high level of movement and animation. With voice activation and a follow-me mode, Ultimate WALL•E can follow the sound of a human voice and detect someone entering a room. Ultimate WALL•E is also MP3 compatible and features built-in speakers.

DCP and its licensees will be put to the test to create additional innovative products for the theatrical re-releases of *Toy Story* and *Toy Story 2*, as well as the theatrical releases of *Toy Story 3*, *G-Force* and *Prince of Persia*.

Innovative product is proving more and more evident in the realm of virtual worlds and Internet-connected play. DCP raised the bar in 2008 by entering the Internet-connected toy market with the introduction of two new product lines: Disney Fairies powered by Clickables™ and an assortment of Club Penguin toys. This collaboration between DCP and Disney Interactive Media Group delivered toy lines that bridge the gap between online and offline worlds at the new Disney Fairies virtual world PixieHollow.com and at ClubPenguin.com, respectively.

The Club Penguin product line offers plush toys, game cards and playsets featuring codes that unlock special gifts online at ClubPenguin.com. Appealing to boys and girls ages 8–11, this new toy line is among the first in a comprehensive product assortment inspired by Club Penguin that is strategically timed as the brand gears up for Company-wide support.



Disney fashions are enjoyed [illegible]

DCP added to its preschool segment by launching its first assortment of products inspired by the popular Disney Channel Playhouse Disney series Handy Manny.


HANDY MANNY

...preschool segment continues to flourish at DCP with the first assortment of products inspired by Disney Channel's Playhouse Disney series *Handy Manny, Little Einsteins, Mickey Mouse Clubhouse* and *My Friends Tigger & Pooh* hitting retail in fall 2008. Among notable products is the award-winning Disney Pix Jr. digital camera ... designed for preschool-age kids and the Handy Manny Fix-It Right ... Tool Truck, which transforms Handy Manny's truck into his ... and delivers bilingual phrases (Spanish/English), sound ... fix-it jobs.

DCP ... keen ... the infant market and has identified opportunities to ... grow the market share that Disney-branded products hold ... In 2008, DCP created an entirely new line of business ... organizational structure ... focus on the infant segment ... team of talented product, creative, marketing and operations experts whose single focus is the infant category. Beginning in 2009, all Disney infant products will fall under two umbrella brands: Disney Baby, celebrating key first moments in an infant's life, and Disney Baby Einstein, the leading brand among infant developmental media products, which celebrated its 10-year anniversary in 2008.

... has also grown ... internationally, expanding Disney's ... presence and building upon key initiatives in China ... has expanded retail distribution channels and the ... of key product ... Points of retail distribution for ... products, including branded in-store ..., have ... new store format, Disney ... opened ... showcasing stunning displays of ... Disney Channel ... platforms.

... 2008, Disney Publishing Worldwide (DPW) ... opened ... language ... center ...



The Cinderella wedding gown from Kirstie Kelly for Disney's Fairy Tale Weddings line captures the romantic essence of the story of one of Disney's most beloved heroines.



Disney Baby Einstein, the leader in infant developmental products, celebrated its 10 year anniversary in 2008.

of Cars brought joy to children in over 30 countries. The award-winning U.S. parenting magazines *FamilyFun* and *Wondertime* continued strong, with *Wondertime* celebrating its first international edition launch in Australia.

DCP's food, health and beauty business is also on track to expand abroad, with the food category offering a great balance of better-for-you products. Since its 2006 launch, DCP's licensees have sold 400 million servings of fresh produce, and have also grown in staple categories such as bread, pasta, meat, nutritious snacks and frozen foods across the U.S., Europe, Latin America and Japan. In India, DCP recently collaborated with Maneesh Pharmaceuticals, one of India's fastest-growing pharmaceutical companies, to introduce a Disney Baby personal care range. The products will be distributed at more than 400,000 retail outlets across India.

In North America, DCP took ownership of the Disney Stores retail chain. A new store prototype is planned for late 2009. The new store design will be a multi-sensory experience for guests, incorporating state-of-the-art technology to deliver innovative storytelling guest experiences. Disney Stores will focus on kids 2–12 years old and on high-quality merchandise that showcases distinctive Disney product.

DCP also made some recent strides in the world of fashion and fine living, garnering Disney its third consecutive ranking among *Women's Wear Daily*'s 100 most recognized fashion brands. Disney Couture, the fashion-forward label featuring vintage Disney characters adored by fashionistas and celebrities alike, launched in the United Kingdom. Meanwhile, the Walt Disney Signature line of home furnishings, inspired by the art and style of Walt Disney himself, expanded to the United Kingdom and Australia and added categories in the U.S., including a fine stationery collection with Crane & Co. as well as lighting, rugs and wall art.

Launched in 2008 in Shanghai, the Disney English learning center uses timeless Disney stories and characters to teach English as a second language to kids 2–10.


English


MEDIA NETWORKS
BROADCASTING



ABC's Lost *was named one of* TIME *magazine's 100 Best TV Shows of All Time.*

Disney Media Networks includes the Company's broadcasting assets and cable networks, which deliver entertainment and news programming across a growing variety of distribution technologies, including broadcast, cable, satellite, Internet, broadband and wireless.

The ABC Television Network continued to strengthen its brand during the 2007–08 season, delivering the best in daytime drama, journalism, primetime entertainment and late-night laughs across all platforms.

For the 11th straight year, ABC Daytime was No. 1 in daytime drama among Women 18–49. The network's daytime lineup earned 14 Emmys®, more than any other network. Meanwhile *The View* became an important stop along the political campaign trail, as the co-hosts welcomed Barack and Michelle Obama, Bill and Hillary Clinton and John and Cindy McCain.

ABC News continues to set journalistic standards, winning numerous broadcast journalism awards in 2008. *World News with Charles Gibson* was recognized with both the Polk and Peabody awards for journalistic excellence, while the *Good Morning America* team of Diane Sawyer, Robin Roberts, Chris Cuomo and Sam Champion earned a Daytime Emmy®. The ABC News team also captured a total of eight Edward R. Murrow Awards, including the Overall Excellence award, honoring the work of the entire news division. For the historic 2008 presidential election, ABC News devoted more primetime hours to covering the campaigns than any other broadcast network, and online political coverage drew record traffic to ABCNews.com. On the night of the presidential election, more Americans – 13.23 million-watched ABC News than any other network in primetime.

ABC Entertainment continued to lead among the primetime audiences advertisers prize most, finishing the 2007–08 season as the No. 1 network among upscale entertainment audiences. ABC's primetime performance was driven by strong returning programming, including scripted series *Lost, Desperate Housewives* and *Grey's Anatomy* and reality hits *Extreme Makeover: Home Edition* and *Dancing with the Stars*, as well as the sophomore drama *Brothers & Sisters* and the Golden Globe®-winning, Emmy®-nominated breakout comedy hit *Ugly Betty*.

ABC entered the 2008–09 season from a position of stability, bringing back nearly all of the prior season's programming. Nine weeks into the 2008–09 season, ABC ranked as the No. 1 network in key demos including the industry's sales currency of Adults 18–49 Commercial Ratings. Over that same period of time, the network also aired the top two TV shows in Adults 18–49, *Grey's Anatomy* and *Desperate*



Desperate Housewives *continues to dominate Sunday nights in the U.S., while several local versions are in production in Latin America.*

Housewives, while maintaining its overall leadership among upscale audiences for the fourth consecutive year.

In addition to drawing crowds on television, ABC continues to command a large following online and on other platforms. To date, ABC.com's Emmy Award®-winning full-episode player has delivered more than 450 million episodes of the network's shows to online viewers. Network shows were also available to wireless phone users and offered on both subscription and ad-supported video-on-demand services.

The ABC Owned Television Station Group, carrying network and syndicated programming and locally produced content to 10 major markets, continues to outperform the competition. Eight of the 10 ABC-owned stations – WABC-TV in New York, KABC-TV in Los Angeles, WLS-TV in Chicago, WPVI-TV in Philadelphia, KGO-TV in San Francisco, KTRK-TV in Houston, WTVD-TV in Raleigh-Durham, KFSN-TV in Fresno, WJRT-TV in Flint and WTVG-TV in Toledo – ranked No. 1 in their markets during the major ratings sweeps for the 2007–08 season.

ABC-owned stations average 1,600 hours of local news in each market per year, with eight stations producing news and other programs in high definition. Each station operates three





Ugly Betty *attracted Golden Globe® and Emmy® nominations as well as viewers.*



Samantha Who? *delivered a comedy hit for ABC.*



ABC's hit family drama, Brothers & Sisters, *is produced by ABC Studios.*



The View became an important campaign stop for presidential candidates.

digital channels, simulcasting the station's programming in HD, offering local and network news and delivering local and regional weather reports (powered by AccuWeather) along with headlines from news and sports. Every ABC-owned station also offers news, weather and sports on ad-supported mobile video and text services. Collectively, the stations' 10 local Web sites reach more than six million unique users and generate more than 44 million page views every month.

The success of ABC and its owned stations is driven by high-quality creative content, with much of that content produced by the Company's in-house television studio.

ABC Studios develops and produces programming for network, cable, Web, video-on-demand, mobile and broadband platforms for the Company and other outlets. In 2008, the studio produced more than 25 series for broadcast and cable networks, including ABC, NBC, CBS, ABC Family, Lifetime, CW, FX and TNT. The studio produces the biggest hits on ABC, including the No. 1 new comedy of the 2007–08 season, *Samantha Who?*, and has delivered the No. 1 scripted series on television for each of the last four years. ABC Studios' contribution to ABC's 2008–09 primetime performance includes *Desperate Housewives, Grey's Anatomy, Brothers & Sisters, Ugly Betty* and *Lost*. The studio also produces *Army Wives*, which continues to be the most successful series in the history of Lifetime Television, and *Raising the Bar* for TNT, which delivered the most-watched series debut in the history of ad-supported cable networks.

Buena Vista Productions (BVP) develops and produces non-scripted original programming for syndication, cable and primetime outlets. The studio is currently developing several non-scripted projects for SOAPnet and producing series for other networks, including *ChaSe* for SciFi and *Stringers* for truTV. BVP also oversees the production of *Who Wants to Be a Millionaire*, with Emmy® Award-winning host Meredith Vieira, as well as the film review show *At The Movies*.

The content produced by ABC's in-house studios opens doors to new media opportunities, creates new opportunities for broadcasters around the world and delivers new sources of revenue to the Company. Through ABC's international distribution arm, content produced by ABC Studios has been sold as part of more than 50 new media deals around the world, while local versions of *Desperate Housewives* are in production for audiences in Argentina, Colombia, Ecuador, Brazil and the U.S. Hispanic market. These regional versions


NATIONWIDE 538 ELECTORAL VOTES
POPULAR VOTE
McCAIN
48%
37,838,046
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OBAMA
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NEWS
NEWS

ABC News' *Vote 2008* with Charles Gibson, Diane Sawyer and George Stephanopoulos was the most-watched primetime election night coverage on television.



Currently in its 21st season in national syndication, Regis Philbin and Kelly Ripa host top-rated daytime talk show Live with Regis and Kelly.

are also distributed to Mexico, Venezuela and Panama. Local versions of ABC Studios' hits *Grey's Anatomy* and *Brothers & Sisters* will soon begin production in Colombia, expanding the brands and creating more long-term value.

Disney Media Networks' international distribution arm includes Disney-ABC-ESPN Television (DAET), Disney-ABC International Television (Asia Pacific) and Disney Media Networks Distribution (Latin America). Collectively, these businesses are responsible for the Company's branded and non-branded international program distribution, distributing content to television broadcasters and digital media platforms across 240 territories worldwide, and licensing programming from ABC Studios, ABC News, Walt Disney Pictures, Touchstone Pictures and Miramax Films. DAET also distributes Disney Channel Original Movies and other properties from the Company's kids television portfolio, lending strong support to the successful multiplatform roll-out of key franchises, including *High School Musical*, *Hannah Montana* and *Camp Rock*.

Disney-ABC Domestic Television (DADT) is a major distributor of television programming and motion pictures to a wide array of media platforms, including broadcast television, basic cable, pay television, video-on-demand, mobile, broadband and other digital technologies. In 2008, DADT unveiled the first-run epic fantasy action hour *Legend of the Seeker* (produced by ABC Studios). The new show joined existing first-run franchise series *Live with Regis and Kelly*, *Who Wants to Be a Millionaire* and *At the Movies*. This year, DADT closed lucrative off-network deals for *Wife Swap* and *Supernanny* and premiered *Lost* and *Desperate Housewives* into broadcast syndication. The division licenses films from The Walt Disney Studios to a wide spectrum of traditional and new media platforms such as Apple's iTunes, Sony's PlayStation®, Microsoft Xbox® and TiVo®. DADT also launched a first-of-its-kind subscription video-on-demand entertainment service, *Disney Family Movies*. Top titles sold for broadcast this year include *The Chronicles of Narnia: Prince Caspian*, *National Treasure: Book of Secrets*, *Enchanted* and *No Country for Old Men*.

Disney Media Networks' publishing group also had a strong showing in 2008. Hyperion published a number of national best sellers, including *Just Who Will You Be?* by Maria Shriver, and Julie Andrews' biography, *Home*. Hyperion also published *The Last Lecture* by Randy Pausch. With 34 weeks on *The New York Times* Best Seller list, more than 4 million copies of the book are in print, available in 40 languages around the world. Hyperion's newest imprint, Voice, was a hit with women readers in 2008. Its national bestsellers last year included *The Middle Place* by Kelly Corrigan and Lauren Groff's *The Monsters of Templeton*. In September, Voice released another best-seller, Candace Bushnell's newest book, *One Fifth Avenue*.



More than 20 million people watched Brooke Burke and her partner, Derek Hough, win on the Dancing with the Stars *finale.*



MEDIA NETWORKS
CABLE



Disney Channel Original Movie Camp Rock, *starring Jonas Brothers, was cable's No.1 entertainment telecast.*



Mickey Mouse Clubhouse is a hit with the preschool set.

The Cable Networks Group provides a strong foundation for franchise building across the Company as well as unique opportunities for exploiting international expansion and digital media opportunities. The Group includes the Disney Channels Worldwide portfolio of kids channels, ABC Family, SOAPnet and Jetix, as well as the Company's equity stake in Lifetime Entertainment Services and A&E Television Networks. Combined, these assets reach the full spectrum of audiences from preschoolers to adults.

Disney Channels Worldwide has an aggressive distribution strategy focused on reaching as many kids and families as possible around the world. The goal is to use this expanded reach to support the Disney brand, build existing franchises and launch new TV-based franchises that the entire Company can leverage.

As part of that ongoing strategy, Disney Channel Spain launched on free ad-supported Digital Terrestrial TV (DTT) in July 2008, marking the first time Disney Channel has been available on free DTT anywhere in the world. The launch extended Disney Channel's reach to all TV viewers in that country. Disney Channel also launched on pay DTT in Italy as well as basic cable in France, significantly extending its audience reach in those markets.



Playhouse Disney's ... in Handy Manny continue ... to build the ... audience global powerhouse in kids entertainment. Disney Channel content reaches hundreds of millions of homes around the world. This access makes Disney Channel a daily touchstone for the Disney brand in more than 100 countries.

Distribution is important, but content is critical. Not only does strong content drive viewers to Disney Channels around the world, it also builds our brand and drives results across The Walt Disney Company.

In 2008, Disney Channels Worldwide continued the momentum of the previous two years, building on the success of existing franchises *High School Musical* and *Hannah Montana* while introducing new animated and live-action series and original movies that captured the attention and imagination of kids around the world.

The *Hannah Montana* franchise was an important part of Disney Channels' success in 2008. In the U.S. alone, the sophomore season of the hit series achieved an increase of 16 percent in total viewers over the previous year, while kids and their parents flocked to *Hannah Montana* concerts and fans around the world purchased soundtracks, DVDs and other merchandise to make the show a part of their daily lives.

In June, the Disney Channel Original Movie *Camp Rock*, starring teen sensations Jonas Brothers and rising star Demi Lovato, debuted in the United States as one of Disney Channel's highest-rated original movies of all time, second only to *High School Musical 2*. The *Camp Rock* premiere was supported by a coordinated strategy of featuring content and marketing on air, online and on mobile phones. *Camp Rock* delivered the No. 1 entertainment telecast among cable networks for the 2007–08 season and was the No.1 cable telecast of the year among Tweens (ages 9–14). Since its U.S. debut, *Camp Rock* has been introduced to enthusiastic audiences around the world.

Disney Channel continued to build on the popularity of the Jonas Brothers with the launch of the series *Jonas Brothers: Living*



International sensation Hannah Montana *continues to thrill audiences. The Disney Channel series, the soundtrack, the DVD and the feature film all topped the charts in 2008.*

the Dream. The original short-form reality series not only gave the band's fans a new way to watch them in action, it also created new opportunities for advertisers with premium online sponsorships.

Disney Channel scored additional success with the launch of the new animated hit series *Phineas and Ferb* and the live-action series *Wizards of Waverly Place*. *Phineas and Ferb* emerged as the year's No. 1 animated series among both Kids (ages 6–11) and tweens, while *Wizards* took top honors as the summer's No. 1 series among tween viewers.

Animated series *Mickey Mouse Clubhouse* and *Handy Manny* continued to be hits among the preschool set. Each show delivered solid year-over-year increases in their young target audience (ages 2–5) as well as in total viewers.

The global success of burgeoning franchises like *Hannah Montana* and newer hits such as *Camp Rock*, *Wizards of Waverly Place*, *Phineas and Ferb* and *Mickey Mouse Clubhouse* drives revenue across the Company's businesses, including Disney Media Networks, Disney Consumer Products, The Walt Disney Studios, Walt Disney Parks and Resorts, Disney Music Publishing Worldwide, Walt Disney Records, Walt Disney Studios Home Entertainment, Disney Theatrical Productions and the Company's international distribution businesses.

Music from Disney Channel content is also featured in heavy rotation on Radio Disney, the only 24-hour kids and family radio network, now available nationwide in the U.S. on broadcast, satellite and cable platforms via live streaming feed from Radio Disney.com and on the iTunes Radio Tuner.



Phineas and Ferb is Disney Channel's newest animated hit.



Disney Channel's Wizards of Waverly Place was the summer's No. 1 series among tweens.

ABC Family celebrated its most-watched year ever, topping the previous year's record ratings. The channel, now in almost 97 million homes, increased its primetime audience by 20 percent among its target viewers (Adults 18–34) for the 2007–08 season and rose 13 percent among total viewers. The strong performance was driven by key acquisitions and original programming, such as returning hits *Kyle XY* and *Greek*, as well as the newest addition to the lineup, *The Secret Life of the American Teenager*, which became the highest-rated original series in the channel's history and cable's No. 1 scripted series among key young demos during its summer run. The new show captured ABC Family's first-ever Teen Choice Award, and the series' first season finale was the most-watched telecast in the history of the channel in key young demos. ABC Family's popular *25 Days of Christmas* programming also delivered a strong performance, anchored by the 2007 premiere of the original movie *Holiday in Handcuffs*, which became the most-watched telecast in the channel's history.

In addition to reaching record audiences on television in 2008, ABC Family continued to connect with viewers online in new and innovative ways. The online game *Kyle XY Continuum* earned an Emmy® nomination for excellence and gave fans a new way to experience the hit series. The success of ABC Family's programming strengthens the channel's performance on multiple platforms and now extends around the world. *Kyle XY* has been sold into more than 200 territories, and *Greek* is now available in more than 150 international markets as well.

In 2008, SOAPnet added almost four million new households to its reach, for a total of 70 million subscribers. Along with steady distribution growth, SOAPnet continues to enjoy an extremely loyal audience. The channel has been No. 1 in viewer loyalty among its targeted audience for 71 consecutive months.

SOAPnet telecasts same-day episodes of daytime dramas at night for convenient viewing as well as a slate of original programming, including the popular new series *MVP* and the returning series *General Hospital: Night Shift*. The cable channel also offers classic series, including *The O.C.*, *One Tree Hill* and the original *Beverly Hills 90210*. In 2008, SOAPnet launched an innovative redesign of its Web site to serve fans better and help tap into today's pop culture.



ABC Family's The Secret Life of the American Teenager *is the highest-rated original series in the channel's history.*


ESPN

ESPN has reached an extensive agreement with college football's Bowl Championship Series (BCS), granting exclusive TV, radio, digital, international and marketing rights for 15 BCS games from January 2011 through January 2014.


BAMA


LOS ANGELES
LAKERS
CELTICS
5
LAKERS
2
LAKERS
16

NBA viewership w
up across the boar
on ABC, ESPN
and ESPN2 for the
2007–08 season.
The Finals *on ABC*
featuring Boston
and Los Angeles,
saw a stunning
increase in audien

In 2008, ESPN's unparalleled content, scope, technology and deep connection with sports fans fueled another year of exceptional performance. ESPN was unsurpassed in marrying sports content and technology across multiple media platforms serving fans worldwide, all while enjoying its most-viewed year ever in the core domestic television business.

Two of ESPN's most vibrant brands – *SportsCenter* and the X Games – best exemplify the effective global merging of content and technology. Because sports news breaks 24/7, *SportsCenter*, the industry's sports news leader, was expanded on TV and online. In the U.S., six live hours were added each weekday morning – 30 hours total. The news operation will be enhanced in 2009 with the opening of a West Coast production facility in Los Angeles. Simultaneously, SportsCenter.com's debut featured commentator blogs and enhanced fan interactivity, and *SportsCenter Right Now* online video news updates relaunched on ESPN.com. Beyond U.S. shores, 13 regionally produced shows became significantly more sophisticated in sharing content, most notably in covering the Summer Olympics from Beijing. Meanwhile, X Games 14 in Los Angeles garnered the biggest TV audience in the event's history, bolstered by the addition of exciting new events and a record purse. Overseas, the event has taken root and blossomed in Brazil, China and Mexico. ESPN announced the rebranding and expansion of EXPN.com as ESPN Action Sports – a network of discipline-specific action sports sites. Both in the U.S. and abroad, X Games apparel and equipment continue to grow in popularity.

ESPN International continued to expand its presence across media platforms and was very active online, debuting the broadband event service ESPN360.com in Europe, Mexico, Chile and Brazil. The acquisition of Racing-Live.com continued a string of recent strategic additions to ESPN's core offerings. ESPN Classic (in 108 countries) and the North American Sports Network, which broadcasts top North American professional and collegiate sports 24 hours a day on digital cable and digital satellite in 62 countries, are now seen in 24.5 and 16 million homes, up from 23 and 11 million a year ago, respectively. NASN is being rebranded ESPN America on February 1, 2009. ESPN International debuted a second edition of *ESPN The Magazine*, this one in Mexico, and invested in NBA China, a new entity that will conduct all of the league's businesses in Greater China. ESPN's two networks in Brazil combined to televise 612 hours of Olympics coverage. ESPN.com.br won Olympic gold as well – its 650,000 page views set a record for a single event.

In the U.S., ESPN aggressively expanded its long-established digital sports leadership with strategic acquisitions and a landmark extension of its agreement with Major League Baseball Advanced Media, which includes increased digital rights. In addition, video, community, fantasy games and mobile applications were expanded to reach more fans in creative ways. ESPN.com usage continues to climb, setting 11 monthly usage records.

Fan engagement also rose substantially in 2008. ESPN.com outpaced the entire sports industry in time spent online, total minutes online grew 33 percent and users viewed an average of 120 million sports video streams per month – more than double its nearest competitor. ESPN has seen rapid growth in its online community, with 200 percent growth in the number of ESPN Fan Profiles in the past year.



ESPN produces 14 versions of SportsCenter *around the world in eight languages.*



ESPN signed a multiplatform agreement for all four rounds of the British Open, enhancing its golf lineup, which includes the Masters (pictured above) and the U.S. Open. Tiger Woods won the 2008 U.S. Open playoff against Rocco Mediate.

The ESPN Football Blog network launched with 15 new blogs. Fantasy sports activity grew 40 percent in football and 20 percent in baseball, with hockey and basketball launching this season. Year-to-year usage for ESPN's mobile Web site content is up 37 percent. In fact, three weekends during the 2007 NFL season, more fans sought NFL content from ESPN.com wirelessly than through their personal computers.

ESPN.com won all three New Approaches categories at the 2008 Sports Emmys® and continues to offer unique video content online, with a variety of "digital original" programming under development. ESPN's audio and video podcasts continued to lead the sports category, with more than seven million downloads per month. A recent re-design, scheduled for implementation in early 2009, as well as enhanced search capabilities, will pave the way for continued growth for ESPN.com.

Having identified the untapped potential of high school athletics as an important avenue for future growth, in 2008, ESPN created the ESPN RISE brand umbrella for its high school initiative and made three key acquisitions: SchoolSports, Inc. (magazines, events, Web site), Hoopgurlz.com (focused on high school girls' basketball and college women's basketball) and Student Sports, Inc. (featuring StudentSports.com, DyeStat.com and more than 160 events). ESPNRISE.com was launched, powered by the combined resources of these companies, ESPN.com and ESPN Scouts, Inc.

ESPN360.com grew quickly in its first full year, featuring a new format which focused on live events (more than 3,200) and is now in 24 million homes, a nearly 40 percent increase in one year. It quickly earned the loyalty of many fans with passion for underserved sports like socce rugby and tennis, and recorded its bigges month ever in June when soccer's UEFA European Football Championship led to the service delivering nearly three million video streams, and viewers averaging more than 180 minutes online.

In ESPN's core business, U.S. cable television, its four measured English-language networks set a new high for average audience, topping 1.1 million homes for the first time. A record 209 million people tuned in to at least one of the networks in the first fiscal quarter. The network posted many individual records, topped by *Monday Night Football's* New England–Baltimore matchup on December 3, 2007. At the time, it was the most-watched telecast in cable television history (ESPN's *MNF* Philadelphia at Dallas game in September 2008 holds the current record), helping lead ESPN to its highest-rated quarter ever. The series continued its preeminence on the annual list of cable's biggest audiences, with advertisers attracted to ESPN's "game around the game" concept-TV and online content surrounding and complementing the game telecast.

Others on ESPN's most-watched-ever list: the NBA playoffs, the NCAA Women's Basketball Tournament, NASCAR (Brickyard 400), the Heisman Trophy presentation, regular-season college basketball (the Tennessee at Memphis men's game), Major League Baseball's Home Run Derby, the NBA Draft Lottery, the College World Series, the X Games and Winter X Games and the documentary *Black Magic*. ESPN also garnered the two biggest audiences in cable history for golf – the U.S. Open playoff and the telecast of its inaugural Masters coverage.

In addition, ESPN2 posted its most-watched college football season, bowl game (PapaJohns.com Bowl) and bowl season, IndyCar telecast, Wimbledon coverage and non-World Cup soccer match (UEFA Euro 2008 semifinal, Russia vs. Spain). ESPNEWS also registered its most-watched show in January 2008, *The Blitz*, after a day of NFL playoff action.

In addition to the Masters, new programming included an ESPN-created New Year's Eve show featuring a record motorcycle jump from Las Vegas and the Moto X World Championships. Also, ESPN Films was established to present scripted and documentary film projects for TV and theatrical release, including *30/30*, a series of 30 films celebrating the last 30 years in sports, timed with ESPN's 30th anniversary in 2009. A new agreement with tennis' U.S. Open beginning in 2009 gives ESPN rights to all four of professional tennis' Grand Slam events.

Key renewed rights agreements were highlighted by an unprecedented 15-year accord with the Southeastern Conference, ESPN's broadest college rights deal in terms of combined scope and length; the Bowl Championship Series and golf's British Open, two high-profile sporting events that will be seen live and entirely on ESPN; Wimbledon; the World Baseball Classic; and the Indianapolis 500, a mainstay on ABC for 44 years. Each of these agreements included an extensive package of international and digital rights. In the past three years alone, ESPN has reached more than 20 major multimedia rights agreements, in some cases featuring rights for platforms not yet invented. More and more, fans, advertisers and rightsholders embrace ESPN's global multimedia assets.

ESPN's high-definition simulcast services expanded to five with the debuts of ESPNEWS HD, ESPNU HD and ESPN's first international HD network, serving Australia. Significantly, the growth of HD across the American viewing public bodes particularly well for the business, and ESPN experienced a 50 percent rise in ratings among HD homes.

ESPN Deportes took great strides in serving Spanish-speaking U.S. sports fans, expanding distribution in key markets to reach nearly 40 percent of the U.S. Hispanic multichannel universe. Early Nielsen ratings were strong, displaying the power of programming targeted to the audience, in particular the Euro 2008 soccer tournament. ESPN Deportes Radio added nine affiliates and now covers more than 42 percent of the U.S. Hispanic population.

ESPN is an unparalleled sports brand that stands for authority, personality and innovation. As ESPN celebrates its 30th year in 2009, its clarity of mission – passionate employees delivering top quality content wherever and whenever fans seek it, regardless of platform – remains central to ESPN's success.



UEFA Euro 2008 Championships on ESPN, ESPN2 and ESPN Deportes generated great interest.

DISNEY INTERACTIVE MEDIA GROUP

The Disney Interactive Media Group (DIMG) is responsible for the global creation and delivery of Disney-branded entertainment and lifestyle content across all interactive media platforms, including PCs, mobile phones and video game consoles. In June 2008, The Walt Disney Company formed DIMG, a combination of its preexisting Walt Disney Internet Group and Disney Interactive Studios units, to take best advantage of rapid advancements in interactive digital media and cross-platform content convergence. DIMG also provides technology strategy, solutions and execution for The Walt Disney Company.


CARBURETOR
GEARHEAD
COUNTY
WORKBENCH
BODY
WHEELS
STYLE
ADDONS
ENGINE

An exciting new virtual world based on the popular Disney•Pixar Cars franchise comes to life in 2009

The division operates two global content creation units, Disney Interactive Studios and Disney Online, as well as a mobile phone service in Japan that launched in 2008.

Disney Interactive Studios and Disney Online work together to leverage platform-specific expertise to create a line of connected, multiplatform entertainment experiences. Co-produced products in 2008 include a Disney Club Penguin Nintendo DS™ game, which allows players to transfer points earned playing the DS game to the virtual online world, as well as DGamer, an online community for Nintendo DS developed exclusively for Disney video gamers and integrated with Disney.com.

Disney Interactive Studios self publishes and distributes a broad portfolio of video games and interactive entertainment, distributed globally, for handheld, mobile and console platforms. With six internal development studios worldwide, each "creative center of excellence" develops and publishes video games inspired by the breadth of intellectual properties throughout The Walt Disney Company's businesses, including properties based on hit Disney Channel franchises such as *High School Musical* and *Hannah Montana* and film franchises inspired by live-action and animated feature films, such as the upcoming 2010 Pixar film *Toy Story 3*. Disney Interactive Studios also creates original intellectual properties including *Spectrobes*, music titles including *Ultimate Band* and *Sing It* and the award-winning, adrenalin-fueled action racing game *Pure*, which all have the potential to expand beyond the video game market into other business areas of the Company. In addition to its robust portfolio of self-published titles, Disney Interactive Studios selectively licenses Disney-branded properties to other platform holders and key licensees, including Square Enix for the successful video game franchise *Kingdom Hearts*.

Disney Online produces the No. 1 kids entertainment and family community


Disney fairies
Pixie Hollow

Millions of young fans have customized their own Disney Fairies characters and interact with each other in a magical Pixie Hollow at www.pixiehollow.com.

Web site, Disney.com. Fueled by original online entertainment experiences including user-generated content events and special tent-pole events such as streaming full-length Disney features, Disney.com surpassed all its previous traffic records over the past year. The site has also delivered on its promise of geographical and platform expansion with multiple localized global launches and a deeply integrated mobile Web site. Disney Online also produces the Disney Family Network, a group of leading online lifestyle destinations for moms, as well as a variety of Disney Mobile Web experiences guests can enjoy on the go.

With a growing portfolio of virtual worlds, Disney Online continues to build massive audiences around core Disney brands, characters and stories while providing the latest in age-appropriate connected community and social networking, all designed with safety in mind. Club Penguin continues to grow and in 2008 launched the first-ever line of consumer products tied to the virtual world.

The recently launched Disney Fairies Pixie Hollow (www.pixiehollow.com) lets online guests fly around in the magical world of Tinker Bell and her Fairy friends, and includes a unique, real-world component called Clickables™ Fairy Charms. A highly anticipated virtual world based on the Disney•Pixar *Cars* franchise, set to launch in 2009, is in development and can be previewed at www.worldofcars.com.

DIMG's technology group delivers innovation and scale for all of The Walt Disney Company's Internet businesses, operating the technical backbone and infrastructure that powers the Web and mobile presence of the entire Company. It also develops unique new media experiences and platforms for distributing content from all businesses of The Walt Disney Company, including ABC.com and ESPN.com.


XBOX 360
High School Musical 3 Senior Year Dance
Wii
Ultimate Band
Pure
PLAYSTATION 3
Nintendo DS
Club Penguin
Elite Penguin Force
Spectrobes
Beyond the Portals

With six internal development studios worldwide, Disney Interactive Studios self publishes and distributes video games on all platforms, creating unique gaming experiences based on Disney content and original intellectual properties.

WALT DISNEY INTERNATIONAL



Mickey and Minnie Mouse, Disney's ambassadors to the world, made stops this year in Russia and India's Taj Mahal to introduce themselves to new friends.

Walt Disney International (WDI) is at the center of Disney's new business development and growth activities in markets around the world. WDI's responsibilities range from providing administrative support and coordination for Disney's global offices to increasing the globalization of the Disney brand to ensure that it is locally relevant to consumers around the world.

From Russia and India to China and Latin America, WDI has invested to grow its businesses, capitalizing in many of those markets by the creation of localized versions of Disney family entertainment. October 2008 saw the release of Disney's first animated film created especially for the India market, *Roadside Romeo*, as well as the exciting debut of the stage production in Moscow of *Beauty and the Beast*, which will embark on a six-city tour of Russia. Minnie Mouse made a splash on the pages of Russian *Vogue* magazine, wearing fancy attire designed by top Russian fashion designers. The first film created specifically for the Russian market, *The Book of Masters*, will arrive in movie theaters next year. After the successful release of *The Magic Gourd*, the first Disney film made locally in China, a second film, *Touch of a Panda*, will premiere in early 2009.

In Latin America this year, two localized versions of *High School Musical* – one in Argentina and the other in Mexico – danced their way to box office success. Localized versions of *Desperate Housewives* are proving to be an international hit on small screens throughout the region.

WDI has also consolidated an integrated organizational structure in Japan, assuring that all Disney content has a clear vision and is consistent with other Company-wide priorities. An all-new Japanese animated TV series, *Stitch*, has been a ratings success and is another successful example of what happens when content is created specifically for a given market.

This year, WDI formed the European Management Board (EMB). The EMB assumes responsibility for identifying and exploiting growth opportunities in Europe, the Middle East and Africa, including acquisitions, as well as agreeing on cross-business strategic priorities and initiatives to support them. The EMB constantly evaluates ways in which WDI can maximize efficiencies across operations, both front and back of house; develops brand marketing plans; and drives synergy support for key Company priorities. It communicates a clear strategy for TWDC senior management and will work to ensure that similar objectives are achieved on an individual country or territory basis.



The success of Stitch, *an all-new Japanese animated TV series, proves that locally produced versions of Disney family entertainment can help grow businesses globally.*

Together with the impact of assertive strategies in developed markets, the creation of the EMB and an eye to overall growth, WDI will continue to use localized content and staff to establish and reconfirm the Disney brand globally.


歌舞青春
挑战

A localized version of High School Musical *was a hit with audiences in Asia.*

CORPORATE RESPONSIBILITY


Thank you DISNEY for helping to save our Rhinos

Children at the Lewa Wildlife Conservancy show their appreciation for the support of the Disney Worldwide Conservation Fund which sponsors anti-poaching patrols and community conservation efforts to protect endangered species in Kenya.

The Walt Disney Company believes being a good corporate citizen is not just the right thing to do; it also benefits our Guests, our employees and our businesses. It makes the Company a desirable place to work, reinforces the attractiveness of its brands and products and strengthens bonds with consumers and neighbors in communities the world over.

The Company has put in place a comprehensive, integrated approach to corporate responsibility, building on its established infrastructure for addressing crucial issues related to the environment, community, workplace and products. Special emphasis has been placed on how these issues affect Disney's key audience of kids and families.

This approach has the following goals:

- Support the well-being of children.
- Create products and experiences responsibly.
- [illegible] good environmental stewardship [illegible] the Company's decision-making [illegible]
- [illegible] a positive and productive [illegible]

[illegible]

parks and resorts and in its licensed consumer products. Disney characters now appear on fresh fruits and vegetables, milk, cheese and yogurt in 37 markets, including the U.S., Germany, China and Mexico, while healthy snacks like fresh fruit, nuts and vegetables are available at all Disney parks and resorts.

Disney also promoted healthier lifestyle choices through well-received series like Disney Channel's *Pass the Plate*, which showcases [illegible] dishes enjoyed by kids around the world, and through public service announcements in collaboration with the U.S. Department of Ag[illegible]

[illegible]



VOLUNTEARS



Disney VOLUNTEARS



*Actor Corbin Bleu (*High School Musical*) touches a young fan's heart at a Make-A-Wish™ event.*

promote specific environmentally friendly behaviors at work, in meetings, during travel and while planning work-related events.

Last year, all 23 resorts at Walt Disney World earned the Florida Department of Environmental Protection's Green Lodging Program designation, as did the Disney Vacation Club in Vero Beach. Further, in support of ecosystems around the world, the Disney Worldwide Conservation Fund distributed $1.8 million in conservation grants for endangered species, habitats and community conservation education programs. In its 13 years of helping people nurture the planet, the Fund has invested $12.8 million in support of important environmental work in 110 countries.

Making a strong commitment to local communities has always been central to the way Disney does business. In 2008, the Company contributed more than $209 million in cash and in-kind support to a number of causes and organizations. In addition, local ABC television stations in the United States have worked diligently to make their communities better places.

Disney continued its support of leading children's hospitals by committing to help raise £10 million for the Great Ormond Street Hospital Children's Charity in Great Britain for a new medical center, kicking off the appeal with a £1 million donation. In June, Children's Hospital of Orange County celebrated the opening of its new Disneyla Resort Ambulatory Care Center. In recogni that effort, the Company presented a $1 m gift to the Center, which also received sup from the annual race on its behalf held at Disneyland Resort.

Disney continued its tradition of supporti the arts by pledging $3 million toward the renovation of Lincoln Center, our New York City neighbor and crossroads for the performing arts.

The Company acted quickly to support communities struck by catastrophe. In China, Disney donated $1 million to the China Youth Development Foundation to help rebuild schools destroyed by the devastating earthquake that struck in May 2008. In California, Disney pledged $2 mil to support relief and reforestation efforts in the wake of wildfires, with $1.5 million going toward the planting of 60,000 trees as part of TreePeople's California's Wildlife Restoration Initiative.

In 2008, Cast Members and employees across the Company and around the world celebrated 25 years of giving back to the community through the Disney VoluntEAR

Actor Wilmer Valderrama, star of Disney Channel's hit multicultural preschool series Handy Manny, *surprises kids at Para Los Niños - Family Learning Center in downtown Los Angeles with a book reading and delivery of new toys and books.*



program. VoluntEARS last year alone contributed more than 495,000 hours on projects ranging from redecorating hospital wards and orphanages to building homes and reading to children, and from planting trees to cleaning up rivers and beaches.

The promotion and maintenance of responsible workplace practices also continued to be a Company priority in 2008. Disney's Code of Conduct for manufacturers outlines working condition standards for factories authorized to make Disney-licensed products. The code is translated into 50 languages and is reinforced through educational and monitoring programs and through remediation plans when conditions don't meet Company standards.

Last year, Project Kaleidoscope, a multi-year collaborative effort among Disney, McDonald's Corporation and a group of investor organizations, released recommendations aimed at systematically improving factory working conditions. The project aims to build upon traditional audit-focused compliance processes with internal factory systems that rely on improved training and education along with positive compliance incentives to achieve desired outcomes. Results of the project indicate the approach is viable.

As a Company whose mission is to provide quality entertainment for people around the world, The Walt Disney Company puts great emphasis on the human element of its business. As such, Disney has developed a workforce that represents the global community and fosters an inclusive environment for employees and their families. For its efforts, Disney was named to *DiversityInc*'s Top 50 Companies for Diversity, a prestigious ranking that recognizes companies that show consistent dedication and commitment to diversifying their workplaces and supplier base.

Disney seeks to create content that reflects the world around us. In 2008, the ABC Television Network, ESPN and Disney Channel all won praise for the diversity of their casts and their content. Shows like ABC's *Grey's Anatomy* and *Lost* and Disney Channel's *Handy Manny* and *High*



A Hong Kong Disneyland Disney VoluntEAR makes a difference in a child's life at an event in China.

School Musical 2 have been cited for their multicultural strengths by organizations such as the National Council of La Raza and the National Association for the Advancement of Colored People. The Walt Disney Studios also released numerous films with strong multicultural casts in 2008, including *College Road Trip, Step Up 2: The Streets* and *The Game Plan.*



Disney
April 22, 2008 Date
Pay to The Order of TreePeople $250,000
Two-hundred and fifty thousand dollars and no/00 Dollars
Memo LA Million Trees
Disney

Disney CEO Bob Iger, Los Angeles Mayor Antonio Villaraigosa, TreePeople Founder Andy Lipkis and the Jonas Brothers kick off a Disney campaign to "green" LA public schoolyards.

The Walt Disney Studios, ABC, Disney Channel and ESPN also produce original local content in a number of major international markets, reflecting the Company's belief that the relevance and popularity of its movies and shows can become even stronger if they are rooted in local cultures. Last year, Disney released its first Mandarin-language film in China, *The Magic Gourd,* based on a beloved local story. In India this year, Disney, together with well-known Mumbai producer Yash Raj Studios, made its first Hindi animated feature, *Roadside Romeo.*

In light of the growing depth and breadth of its initiatives and the public's interest in what Disney does, the Company is preparing a stand-alone corporate responsibility report for fiscal year 2008. While the preceding section provides highlights of our progress, the corporate responsibility report will go into greater depth, reflecting Disney's commitment to an open dialogue with its many stakeholders. The Walt Disney Company encourages you to look for the report when it appears later this year at www.disney.com/crreport.

Disney VoluntEARS, Los Angeles Mayor Antonio Villaraigosa and kids and staff from the Boys and Girls Club celebrate the construction of a new children's playground in East Los Angeles.



Disney VoluntEARS
Disney
Disney
Disney VoluntEARS
Disney

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED RESULTS

(in millions, except per share data)	2008	2007	2006	% change 2008 vs. 2007	% change 2007 vs. 2006
Revenues	**$ 37,843**	$ 35,510	$ 33,747	**7%**	5%
Costs and expenses	**(30,439)**	(28,681)	(28,392)	**6%**	1%
Other (expense) / income	**(59)**	1,004	88	**nm**	>100%
Net interest expense	**(524)**	(593)	(592)	**(12)%**	—%
Equity in the income of investees	**581**	485	473	**20%**	3%
Income from continuing operations before income taxes and minority interests	**7,402**	7,725	5,324	**(4)%**	45%
Income taxes	**(2,673)**	(2,874)	(1,837)	**(7)%**	56%
Minority interests	**(302)**	(177)	(183)	**71%**	(3)%
Income from continuing operations	**4,427**	4,674	3,304	**(5)%**	41%
Discontinued operations, net of tax	**—**	13	70	**nm**	(81)%
Net income	**$ 4,427**	$ 4,687	$ 3,374	**(6)%**	39%
Diluted Earnings per share[(1)]:					
Earnings per share, continuing operations	**$ 2.28**	$ 2.24	$ 1.60	**2%**	40%
Earnings per share, discontinued operations	**—**	0.01	0.03	**nm**	(67)%
Earnings per share[(2)]	**$ 2.28**	$ 2.25	$ 1.64	**1%**	37%
Basic Earnings per share:					
Earnings per share, continuing operations	**$ 2.34**	$ 2.33	$ 1.65	**—%**	41%
Earnings per share, discontinued operations	**—**	0.01	0.03	**nm**	(67)%
Earnings per share[(2)]	**$ 2.34**	$ 2.34	$ 1.68	**—%**	39%
Weighted average number of common and common equivalent shares outstanding:					
Diluted	**1,948**	2,092	2,076		
Basic	**1,890**	2,004	2,005		

[(1)]The calculation of diluted earnings per share assumes the conversion of the Company's convertible senior notes into 45 million shares of common stock for periods presented prior to their redemption in the third quarter of fiscal 2008. Related after-tax interest expense of $12 million for fiscal 2008 and $21 million for fiscal 2007 and 2006 has been added back for the calculation of diluted earnings per share.

[(2)]Total earnings per share may not equal the sum of the column due to rounding.

ORGANIZATION OF INFORMATION

Management's Discussion and Analysis provides a narrative on the Company's financial performance and condition that should be read in conjunction with the accompanying financial statements. It includes the following sections:

- Consolidated Results
- Business Segment Results – 2008 vs. 2007
- Non-Segment Items – 2008 vs. 2007
- Pension and Benefit Costs
- Business Segment Results – 2007 vs. 2006
- Non-Segment Items – 2007 vs. 2006
- Liquidity and Capital Resources
- Contractual Obligations, Commitments, and Off Balance Sheet Arrangements
- Accounting Policies and Estimates
- Accounting Changes
- Forward-Looking Statements

CONSOLIDATED RESULTS

2008 vs. 2007

Revenues for the year increased 7%, or $2.3 billion, to $37.8 billion; net income decreased 6%, or $260 million, to $4.4 billion; and diluted earnings per share increased 1% to $2.28.

Net income for the current year included certain items that affected comparability, including an accounting gain related to the acquisition of the Disney Stores North America and a gain on the sale of movies.com (together $0.01 per diluted share), the favorable resolution of certain prior-year income tax matters ($0.03 per diluted share), and a bad debt charge for a receivable from Lehman Brothers ($0.03 per diluted share). These items collectively resulted in a net benefit of $0.01 per diluted share. Fiscal 2007 included gains from the sales of E! Entertainment and Us Weekly ($0.31 per diluted share), favorable resolution of certain prior-year income tax matters ($0.03 per diluted share), income from the discontinued operations of the ABC Radio business ($0.01 per diluted share) and an equity-based compensation plan modification charge ($0.01 per diluted share). Including the impact of rounding, these items collectively resulted in a net benefit of $0.33 per diluted share.

The decrease in net income for the current year was the result of gains in the prior year from the sale of E! Entertainment and Us Weekly and a decrease in operating income at the Studio Entertainment segment, partially offset by higher operating income at the Media Networks, Parks and Resorts and Consumer Products segments. The increase in diluted earnings per share was driven by a decrease in weighted average shares outstanding. Earnings growth at the operating segments was primarily due to increases in affiliate and advertising revenues at our cable businesses, higher guest spending and attendance at Walt Disney World Resort and Disneyland Resort Paris, and strong sales of licensed products at Consumer Products. The decrease at Studio Entertainment was primarily due to a decrease in home entertainment.

2007 vs. 2006

Revenues for the year increased 5%, or $1.8 billion, to $35.5 billion; net income increased 39%, or $1.3 billion, to $4.7 billion; and diluted earnings per share increased 37% to $2.25.

As discussed above, net income for fiscal 2007 included certain items which affected comparability. Net income for fiscal 2006 also included certain items which affected comparability, including income from the discontinued operations of the ABC Radio business ($0.03 per diluted share), gains on sales of a Spanish cable equity investment and Discover Magazine (together $0.02 per diluted share), favorable resolution of certain prior-year income tax matters ($0.02 per diluted share) and a net benefit associated with the completion of the Pixar acquisition ($0.01 per diluted share). Including the impact of rounding, these items collectively benefited diluted earnings per share by $0.09.

Growth in fiscal 2007 was driven by the E! and Us Weekly gains discussed above and higher operating income at the Media Networks, Studio Entertainment and Parks and Resorts segments. Growth at the operating segments was primarily due to higher affiliate and advertising revenues at our cable businesses, improved home entertainment performance driven by the success of *Cars* and *Pirates of the Caribbean: Dead Man's Chest*, strong sales of ABC Studios productions, increased guest spending and theme park attendance at Walt Disney World and Disneyland Resort Paris and lower costs for sports programming due to fewer hours at the ABC Television Network.

BUSINESS SEGMENT RESULTS – 2008 vs. 2007

(in millions)	**2008**	2007	2006	% change **2008 vs. 2007**	% change 2007 vs. 2006
Revenues:					
Media Networks	**$16,116**	$15,104	$14,186	**7%**	6%
Parks and Resorts	**11,504**	10,626	9,925	**8%**	7%
Studio Entertainment	**7,348**	7,491	7,529	**(2)%**	(1)%
Consumer Products	**2,875**	2,289	2,107	**26%**	9%
	$37,843	$35,510	$33,747	**7%**	5%
Segment operating income[(1)]:					
Media Networks	**$ 4,755**	$ 4,275	$ 3,481	**11%**	23%
Parks and Resorts	**1,897**	1,710	1,534	**11%**	11%
Studio Entertainment	**1,086**	1,195	728	**(9)%**	64%
Consumer Products	**718**	631	607	**14%**	4%
	$ 8,456	$ 7,811	$ 6,350	**8%**	23%

[(1)]Segment operating income includes equity in the income of investees. In the Business Segment results discussion, equity in the income of investees is included in segment operating income but does not affect segment revenues or costs and expenses.

The Company evaluates the performance of its operating segments based on segment operating income and management uses aggregate segment operating income as a measure of the overall performance of the operating businesses. The Company believes that information about aggregate segment operating income assists investors by allowing them to evaluate changes in the operating results of the Company's portfolio of businesses separate from factors other than business operations that affect net income. The following table reconciles segment operating income to income from continuing operations before income taxes and minority interests.

				% change	
(in millions)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Segment operating income	**$8,456**	$7,811	$6,350	**8%**	23%
Corporate and unallocated shared expenses	**(471)**	(497)	(522)	**(5)%**	(5)%
Other (expense) / income	**(59)**	1,004	88	**nm**	>100%
Net interest expense	**(524)**	(593)	(592)	**(12)%**	—%
Income from continuing operations before income taxes and minority interests	**$7,402**	$7,725	$5,324	**(4)%**	45%

MEDIA NETWORKS

The following table provides supplemental revenue and operating income detail for the Media Networks segment:

				% change	
(in millions)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Revenues					
Cable Networks	**$10,041**	$ 9,167	$ 8,159	**10%**	12%
Broadcasting	**6,075**	5,937	6,027	**2%**	(1)%
	$16,116	$15,104	$14,186	**7%**	6%
Segment operating income					
Cable Networks	**$ 4,100**	$ 3,577	$ 3,001	**15%**	19%
Broadcasting	**655**	698	480	**(6)%**	45%
	$ 4,755	$ 4,275	$ 3,481	**11%**	23%

Revenues Media Networks revenues increased 7%, or $1.0 billion, to $16.1 billion, consisting of a 10% increase, or $874 million, at the Cable Networks and a 2% increase, or $138 million, at Broadcasting.

Increased Cable Networks revenues were primarily due to growth of $654 million from Cable Service Providers, $206 million from advertising revenues and $14 million from other revenues. Revenues from Cable Service Providers (Affiliate Fees) are generally derived from fees charged on a per-subscriber basis, and the increase in the current year was driven by increases at ESPN and, to a lesser extent, at the worldwide Disney Channels and ABC Family Channel. The increase at ESPN was primarily due to contractual rate increases and subscriber growth, the increase at the worldwide Disney Channels was driven by subscriber growth and the increase at the ABC Family was due to contractual rate increases. Higher advertising revenues at ESPN and ABC Family reflected improved rates and ratings. Higher other revenues were driven by DVD sales, primarily *High School Musical*, partially offset by the favorable settlement of a claim with an international distributor in the prior year.

Certain of the Company's contracts with cable and satellite operators include annual live programming commitments. In these cases, recognition of revenues subject to the commitments is deferred until the annual commitments are satisfied, which generally results in higher revenue recognition in the second half of the year.

Increased Broadcasting revenues reflected higher international sales of ABC Studios productions and increased revenues at the Internet Group, partially offset by decreased advertising revenues, largely at the owned television stations. Increased international sales of ABC Studios productions were driven by *Grey's Anatomy*, *Private Practice* and *Reaper*. The increase in revenues at the Internet Group reflected subscription revenue at Club Penguin, which was acquired in the fourth quarter of the prior year. Revenues at the ABC Television Network were comparable to the prior year as the impact of lower ratings was offset by higher advertising rates and digital media revenues.

Costs and Expenses Costs and expenses, which consist primarily of programming rights costs, production costs, participation costs, distribution and marketing expenses and general and administrative costs, increased 6%, or $641 million, to $12 billion, consisting of an 8% increase, or $463 million, at the Cable Networks and a 3% increase, or $178 million, at Broadcasting. The increase at Cable Networks was primarily due to increased costs at ESPN and to a lesser extent, the worldwide Disney Channels, driven by higher programming, administrative and marketing costs. These increases were partially offset by the absence of Major League Baseball programming costs at ABC Family. The increase at Broadcasting was due to higher production cost amortization related to international sales of our programs and higher costs at the Internet Group related to international mobile and online operations, Disney Online and Club Penguin, partially offset by the absence of costs related to the Disney-branded mobile phone service, which was shut down in the first quarter of the current year.

Sports Programming Costs The Company has various contractual commitments for the purchase of rights for multi-year sports and other programming arrangements, including the National Football League, National Basketball Association, National Association of Stock Car Auto Racing (NASCAR), Major League Baseball and various college football and basketball conferences and football bowl games. The costs of these contracts have increased significantly in recent years. We enter into these contractual commitments with the expectation that, over the life of the contracts, revenue from advertising during the programming and affiliate fees will exceed the costs of the programming. While contract costs may initially exceed incremental revenues and negatively impact operating income, it is our expectation that the combined value to our networks from all of these contracts will result in long-term benefits. The actual impact of these contracts on the Company's results over the term of the contracts is dependent upon a number of factors, including the strength of advertising markets, effectiveness of marketing efforts and the size of viewer audiences.

Segment Operating Income Segment operating income increased 11%, or $480 million, to $4.8 billion for the year due to an increase of $523 million at the Cable Networks partially offset by a decrease of $43 million at Broadcasting. The increase at the Cable Networks was primarily due to growth at ESPN, higher income at our cable equity investments, and increases at ABC Family and the domestic Disney Channels, partially offset by a favorable settlement of a claim with an international distributor in the prior year. The decrease at Broadcasting was primarily due to lower advertising revenues at the owned television stations, partially offset by an improvement at the Internet Group. The improvement at the Internet Group was driven by the absence of costs related to the Disney-branded mobile phone service, partially offset by higher costs for international mobile and online operations and Disney Online. The increase in income at our cable equity investments was primarily due to higher affiliate and advertising revenue at Lifetime and a gain on the sale of a European cable channel.

ABC Radio Transaction On June 12, 2007, the Company completed the spin-off of its wholly-owned subsidiary, ABC Radio Holdings, Inc., which was then merged into a subsidiary of Citadel Broadcasting Corporation (Citadel). Prior to the spin-off, the Company consolidated its ABC Radio business, consisting of 22 large-market radio stations and the ABC Radio Network businesses, under ABC Radio Holdings, Inc. The transaction did not include the Company's ESPN Radio or Radio Disney network and station businesses. The results of the ABC Radio business have been reported as discontinued operations for all periods presented. The Company now includes the ESPN Radio and Radio Disney network and stations businesses with Cable Networks in the Media Networks segment. Prior to the transaction, the Company's radio businesses were included with Broadcasting in the Media Networks segment. Previously reported results have been reclassified to reflect this presentation.

Summarized financial information for the discontinued operations is as follows (in millions, except per share data):

	2007	2006
Revenues	$ 372	$ 538
Income from discontinued operations before income taxes	45	123
Income from discontinued operations, net of tax	13	70
Diluted EPS, discontinued operations	0.01	0.03

Sale of E! Entertainment Television On November 21, 2006, in connection with the execution of new long-term agreements for the provision of programming to cable service provider Comcast Corporation (Comcast), the Company sold its 39.5% interest in E! Entertainment Television (E!) to Comcast (which owned the remainder of the interest in E!) for $1.23 billion, which resulted in a pre-tax gain of $780 million ($487 million after-tax) reported in "Other (expense) / income". Equity income from E! was included in Media Networks segment operating income through the date of the sale.

PARKS AND RESORTS

Revenues Parks and Resorts revenues increased 8%, or $878 million, to $11.5 billion due to increases of $439 million at our domestic resorts and $439 million at our international resorts.

Domestic Parks and Resorts At our domestic parks and resorts, revenue growth was primarily due to increases at the Walt Disney World Resort and Disney Vacation Club. Revenue growth at Walt Disney World Resort was primarily due to increased guest spending and theme park attendance. Increased guest spending was due to higher average ticket prices, increased food and beverage sales and higher average daily hotel room rates. At Disney Vacation Club, revenue growth reflected higher vacation club ownership sales, including extensions of the term of ownership on existing vacation home properties.

The following table presents attendance, per capita theme park guest spending, and hotel statistics for our domestic properties:

	East Coast		West Coast		Total Domestic	
	Fiscal Year 2008	Fiscal Year 2007	**Fiscal Year 2008**	Fiscal Year 2007	**Fiscal Year 2008**	Fiscal Year 2007
Parks						
Increase/(decrease)						
Attendance	**2%**	6%	**—%**	(1)%	**2%**	3%
Per Capita Guest Spending	**3%**	3%	**2%**	2%	**3%**	3%
Hotels[1]						
Occupancy	**90%**	89%	**88%**	92%	**89%**	89%
Available Room Nights (in thousands)	**8,566**	8,614	**801**	810	**9,367**	9,424
Per Room Guest Spending	**$223**	$217	**$339**	$309	**$233**	$225

[1] Per room guest spending consists of the average daily hotel room rate as well as guest spending on food, beverages and merchandise at the hotels. Hotel statistics include rentals of Disney Vacation Club units.

International Parks and Resorts At our international parks and resorts, revenue growth resulted from an increase at Disneyland Resort Paris due to the favorable impact of foreign currency translation as a result of the weakening of the U.S. dollar against the Euro, and increased guest spending and theme park attendance. Increased guest spending was due to higher average daily hotel room rates and average ticket prices.

Costs and Expenses Costs and expenses, which consist primarily of labor, depreciation, costs of merchandise, food and beverage sold, marketing and sales expense, repairs and maintenance and entertainment, increased 8%, or $691 million. The increase in costs and expenses was primarily due to increases at Disneyland Resort Paris, Walt Disney World Resort and Disney Vacation Club. The increase at Disneyland Resort Paris was due to the unfavorable impact of foreign currency translation as a result of the weakening of the U.S. dollar against the Euro, labor cost inflation and higher volume-related costs. The increase at the Walt Disney World Resort was due to labor and other cost inflation, new guest offerings and volume-related costs. The increase at Disney Vacation Club was driven by higher ownership sales.

Segment Operating Income Segment operating income increased 11%, or $187 million, to $1.9 billion, primarily due to increases at Disneyland Resort Paris and the Walt Disney World Resort.

STUDIO ENTERTAINMENT

Revenues Revenues decreased 2%, or $143 million, to $7.3 billion primarily due to decreases of $117 million in worldwide television distribution, $112 million in domestic theatrical distribution, and $66 million in domestic home entertainment, partially offset by an increase of $147 million in international home entertainment.

The decrease in worldwide television distribution revenues was driven by the absence of the multi-season sale of *Home Improvement* which occurred in the prior year. Lower revenues in domestic theatrical distribution reflected the strong performance of prior-year titles, including *Pirates of the Caribbean: At World's End, Ratatouille*, and *Wild Hogs*, compared to the current year titles, which included *National Treasure 2: Book of Secrets* and *WALL•E*. Lower revenues in domestic home entertainment were primarily due to a decline in unit sales reflecting the performance of *Pirates of the Caribbean: At World's End* and *Ratatouille* in the current year compared to *Pirates of the Caribbean: Dead Man's Chest* and *Cars* in the prior year.

Revenue growth in international home entertainment was primarily due to a higher unit sales mix of television DVD box-sets, which have higher average unit sales prices.

Cost and Expenses Costs and expenses, which consist primarily of production cost amortization, distribution and marketing expenses, production costs and participation costs, were comparable to the prior year as decreases in worldwide television distribution and domestic theatrical distribution were largely offset by an increase in international home entertainment.

Lower costs and expenses in worldwide television distribution were primarily due to a decrease in amortization and participation costs driven by the absence of the *Home Improvement* sale. The decrease in domestic theatrical distribution was primarily due to lower amortization expense reflecting decreased revenues for current year releases and lower film cost write-downs. The increase in international home entertainment was primarily due to higher distribution costs driven by extensive marketing campaigns to launch current year titles.

Segment Operating Income Segment operating income decreased 9%, or $109 million, to $1.1 billion primarily due to lower revenues in domestic home entertainment.

CONSUMER PRODUCTS

Revenues Revenues increased 26%, or $586 million, to $2.9 billion, due to increases of $231 million at the Disney Stores, $181 million at Merchandise Licensing and $162 million at Disney Interactive Studios.

The increase at the Disney Stores was due to the acquisition of the Disney Stores North America during the third quarter (see discussion of the Disney Stores acquisition below). The revenue growth at Merchandise Licensing was primarily due to higher earned royalties across multiple product categories, led by *Hannah Montana* and *High School Musical* merchandise, partially offset by lower recognition of minimum guarantee revenues. The increase in Disney Interactive Studios revenues was primarily due to the performance of new self-published titles including *High School Musical, Hannah Montana* and *Turok* in the current year compared to *Pirates of the Caribbean: At World's End, Spectrobes* and *Meet the Robinsons* in the prior year.

Costs and Expenses Costs and expenses, which consist primarily of cost of sales, salaries and benefits, marketing, video game development and occupancy, increased 30%, or $499 million, to $2.2 billion primarily due to higher operating costs at the Disney Stores due to the acquisition of the Disney Stores North America, higher cost of sales, video game development costs and marketing costs at Disney Interactive Studios and higher salaries and benefits and participation costs at Merchandise Licensing.

Segment Operating Income Segment operating income increased 14%, or $87 million, to $718 million due to growth at Merchandise Licensing, partially offset by a decrease at the Disney Stores due to the acquisition of the Disney Stores North America.

Disney Stores Acquisition On April 30, 2008, the Company acquired certain assets of the Disney Stores North America for approximately $64 million of cash and terminated its long-term licensing arrangement relating to the Disney Stores. The Company acquired the inventory, leasehold improvements, and certain fixed assets of, and assumed the leases on, 229 stores that it currently operates. The Company conducted the wind-down and closure of an additional 88 stores but did not assume the leases on these stores.

Sale of Us Weekly On October 2, 2006, the Company sold its 50% stake in Us Weekly for $300 million, which resulted in a pre-tax gain of $272 million ($170 million after-tax) reported in "Other (expense) / income". Equity income from Us Weekly was included in Consumer Products segment operating income through the date of the sale.

NON-SEGMENT ITEMS – 2008 vs. 2007

OTHER (EXPENSE) / INCOME

Other (expense) / income is as follows:

	2008	2007
Accounting gain related to the acquisition of the Disney Stores North America	$ 18	$ —
Gain on sale of movies.com	14	—
Bad debt charge for a receivable from Lehman Brothers	(91)	—
Gain on sale of equity investment in E!	—	780
Gain on sale of equity investment in Us Weekly	—	272
Equity-based compensation plan modification charge	—	(48)
Other (expense) / income	$(59)	$1,004

CORPORATE AND UNALLOCATED SHARED EXPENSES

Corporate and unallocated shared expense decreased 5%, from $497 million to $471 million, primarily due to an increase in allocation of costs to the business segments, partially offset by higher investments in new business initiatives.

NET INTEREST EXPENSE

Net interest expense is detailed below:

(in millions)	2008	2007	% change
Interest expense	$(712)	$(746)	(5)%
Interest and investment income	188	153	23%
Net interest expense	$(524)	$(593)	(12)%

Net interest expense decreased 12% for the year driven by lower effective interest rates and a gain on the sale of an investment, partially offset by higher average debt balances.

EFFECTIVE INCOME TAX RATE

The effective income tax rate decreased 1.1 percentage points from 37.2% in 2007 to 36.1% in 2008. The lower effective tax rate for the year was primarily due to increased benefits from Internal Revenue Code (IRC) Section 199 related to qualified domestic production activities.

MINORITY INTERESTS

Minority interest expense increased from $177 million to $302 million reflecting the impact of improved results at Disneyland Resort Paris, ESPN and Hong Kong Disneyland. The minority interest is determined on income after royalties, financing costs and income taxes.

PENSION AND POSTRETIREMENT MEDICAL BENEFIT COSTS

Pension and postretirement medical benefit plan costs affect results in all of our segments, with approximately one-half of these costs being borne by the Parks and Resorts segment. The Company recognized pension and postretirement medical benefit plan expenses of $255 million, $278 million and $462 million for fiscal years 2008, 2007, and 2006, respectively. The decrease in fiscal 2008 was primarily due to the improved funded status of the Company's pension plans as of the June 30, 2007 measurement date driven by Company contributions and the return on plan assets. The discount rate for the June 30, 2007 valuation was comparable to the June 30, 2006 valuation date. The assumed discount rate reflects market rates for high-quality corporate bonds currently available. The Company's discount rate was determined by considering the average of pension yield curves constructed from a large population of high quality corporate bonds. The resulting discount rate reflects the matching of plan liability cash flows to the yield curves.

We expect pension and postretirement medical costs to decrease to approximately $200 million to $245 million in fiscal 2009 primarily due to an increase in the discount rate used to measure the present value of plan obligations. During fiscal 2008, the Company was not required to make contributions to its pension plans under funding regulations associated with the Pension Protection Act of 2006 (PPA) and contributed $29 million to pension and post-retirement medical plans not subject to PPA. The Company expects pension and post-retirement medical plan contributions in fiscal 2009 to range from $200 million to $300 million. Final funding requirements for fiscal 2009 will be determined based on our January 1, 2009 funding actuarial valuation. The Company may also make discretionary contributions above the minimum requirements. See "Item 1A – Risk Factors" for the impact of factors affecting pension and postretirement medical costs.

BUSINESS SEGMENT RESULTS – 2007 vs. 2006

MEDIA NETWORKS

Revenues Media Networks revenues increased 6%, or $918 million, to $15.1 billion, consisting of a 12% increase, or $1.0 billion, at the Cable Networks and a 1% decrease, or $90 million, at Broadcasting.

Increased Cable Networks revenues were primarily due to growth of $601 million from Cable Service Providers, $240 million from advertising revenues and $167 million from other revenues. Revenues from Cable Service Providers are generally derived from fees charged on a per-subscriber basis, and the increase in the current year was driven by contractual rate increases and subscriber growth primarily at ESPN and, to a lesser extent, at the worldwide Disney Channels and at ABC Family. Higher advertising revenues reflected the addition of NASCAR programming at ESPN and an increase at ABC Family primarily due to higher rates. Higher other revenues were driven by DVD sales, primarily *High School Musical*, and a favorable settlement of a claim with an international distributor.

Decreased Broadcasting revenues were primarily due to a decline in advertising revenue at the ABC Television Network partially offset by higher sales of ABC Studios productions. The decrease in advertising revenue at the ABC Television Network was primarily due to fewer hours of sports programming reflecting the absence of Monday Night Football, the Super Bowl and three College Bowl games, partially offset by an increase in primetime. In primetime, higher advertising rates and sold inventory were partially offset by lower ratings. Increased sales of ABC Studios productions reflected higher international and DVD sales of the hit dramas *Desperate Housewives*, *Grey's Anatomy*, and *Ugly Betty*.

Costs and Expenses Costs and expenses increased 1%, or $164 million, to $11.3 billion, consisting of an 8% increase, or $463 million, at the Cable Networks partially offset by a 5% decrease, or $299 million, at Broadcasting. The increase at Cable Networks was primarily due to increased costs at ESPN primarily due to higher programming and production costs for the addition of NASCAR and for Monday Night Football compared to Sunday Night Football in the prior year and higher programming marketing and administrative costs at the worldwide Disney Channels. These increases were partially offset by lower costs due to the transition of ESPN's mobile phone operations to a licensing model. The decrease at Broadcasting was due to lower sports programming costs, partially offset by higher costs of Disney-branded mobile phone service, including costs associated with its shutdown, as well as higher production cost amortization due to increased sales of ABC Studios productions.

Segment Operating Income Segment operating income increased 23%, or $794 million, to $4.3 billion for the year due to increases of $576 million at the Cable Networks and $218 million at Broadcasting. The increase at the Cable Networks was due primarily to growth at ESPN, the international Disney Channels and at ABC Family. The increase at Broadcasting was due to strong sales of ABC Studios productions, fewer hours of sports programming and higher primetime advertising revenues at the ABC Television Network, partially offset by higher costs associated with the Disney mobile phone service. Segment operating income includes income from equity investees of $484 million for fiscal 2007, compared to $444 million in fiscal 2006.

PARKS AND RESORTS

Revenues Revenues at Parks and Resorts increased 7%, or $701 million, to $10.6 billion due to increases of $483 million at our domestic resorts and $218 million at our international resorts.

Domestic Parks and Resorts At our domestic parks and resorts, revenue growth was due to increases at the Walt Disney World Resort, Disney Vacation Club and Disneyland Resort. At the Walt Disney World Resort, revenue growth was driven by increased guest spending and theme park attendance. Higher guest spending at the Walt Disney World Resort reflected increased food, beverage and merchandise spending, higher average ticket prices and a higher average daily hotel room rate. Revenue growth at Disney Vacation Club was primarily due to higher vacation club ownership sales. At Disneyland Resort, revenue growth was due to increased guest spending, primarily due to higher average ticket prices.

The following table presents attendance, per capita theme park guest spending, and hotel statistics for our domestic properties:

	East Coast		West Coast		Total Domestic	
	Fiscal Year 2007	Fiscal Year 2006	Fiscal Year 2007	Fiscal Year 2006	Fiscal Year 2007	Fiscal Year 2006
Parks						
Increase/(decrease)						
Attendance	6%	5%	(1)%	6%	3%	5%
Per Capita Guest Spending	3%	1%	2%	8%	3%	3%
Hotels[1]						
Occupancy	89%	86%	92%	93%	89%	87%
Available Room Nights (in thousands)	8,614	8,834	810	810	9,424	9,644
Per Room Guest Spending	$217	$211	$309	$287	$225	$218

[1]Per room guest spending consists of the average daily hotel room rate as well as guest spending on food, beverages and merchandise at the hotels. Hotel statistics include rentals of Disney Vacation Club units.

International Parks and Resorts At our international parks and resorts, revenue growth was due to an increase at Disneyland Resort Paris partially offset by a decrease at Hong Kong Disneyland Resort reflecting lower theme park attendance. At Disneyland Resort Paris, revenue growth was driven by the favorable impact of foreign currency translation, as a result of the weakening of the U.S. dollar against the Euro, and higher theme park attendance, guest spending, and hotel occupancy. Increased guest spending was primarily due to a higher average daily hotel room rate.

Costs and Expenses Costs and expenses increased 6%, or $524 million. The increase in costs and expenses was due to increases at the Walt Disney World Resort and Disneyland Resort Paris. The increase at the Walt Disney World Resort was primarily due to volume-related costs, labor cost inflation, and new guest offerings, partially offset by lower pension and postretirement medical expense. The increase at Disneyland Resort Paris reflected the unfavorable impact of foreign currency translation, as a result of the weakening of the U.S. dollar against the Euro, higher volume-related costs, and labor cost inflation.

Segment Operating Income Segment operating income increased 11%, or $176 million, to $1.7 billion primarily due to strength at both domestic resorts and Disneyland Resort Paris, partially offset by a decrease at Hong Kong Disneyland Resort.

STUDIO ENTERTAINMENT

Revenues Revenues for fiscal 2007 were essentially flat at $7.5 billion compared to fiscal 2006 as a decrease of $470 million in worldwide theatrical distribution was largely offset by an increase of $234 million in domestic home entertainment and an increase of $139 million in music distribution.

Lower worldwide theatrical revenues were primarily due to the strong box-office performance of *Pirates of the Caribbean: Dead Man's Chest* in fiscal 2006. Other significant titles in fiscal 2006 included *The Chronicles of Narnia: The Lion, The Witch and The Wardrobe*, Disney/Pixar's *Cars* and *Chicken Little* while fiscal 2007 included *Pirates of the Caribbean: At World's End*, *Ratatouille* and *Wild Hogs*. The increase in domestic home entertainment revenues was primarily due to higher DVD unit sales reflecting the strong performance of *Pirates of the Caribbean: Dead Man's Chest*, *Cars* and the *Little Mermaid* Platinum Release in fiscal 2007. The revenue growth in music distribution was driven by the strong performance of the *Hannah Montana* and *High School Musical* soundtracks.

Costs and Expenses Costs and expenses decreased 7%, or $505 million, primarily due to decreases in worldwide theatrical distribution and worldwide home entertainment, partially offset by an increase in music distribution.

Lower costs in worldwide theatrical distribution were primarily due to lower distribution expenses, participation costs and film cost write-downs. Lower distribution expenses were driven by a decrease in international markets as fiscal 2006 included more high profile films that had extensive marketing campaigns. The decrease in participation costs were driven by the strong performance of *Pirates of the Caribbean: Dead Man's Chest* and *The Chronicles of Narnia: The Lion, The Witch and The Wardrobe* in fiscal 2006.

Segment Operating Income Segment operating income increased 64%, or $467 million to $1.2 billion primarily due to an improvement in domestic home entertainment.

CONSUMER PRODUCTS

Revenues Revenues increased 9%, or $182 million, to $2.3 billion, primarily due to increases of $102 million at Merchandise Licensing and $61 million at Disney Interactive Studios. Growth at Merchandise Licensing was due to higher earned royalties across multiple product categories led by the strong performance of *Cars* merchandise. Growth at Disney Interactive Studios was due to the performance of fiscal 2007 titles driven by *Pirates of the Caribbean: At World's End*, *Spectrobes* and *Meet the Robinsons* compared to fiscal 2006 titles, which included *The Chronicles of Narnia* and *Chicken Little*. These gains were partially offset by lower contractual minimum guarantee revenues.

Costs and Expenses Costs and expenses increased 9%, or $130 million, primarily due to an increase at Disney Interactive Studios due to higher cost of sales, video game development costs and marketing costs and higher salaries and benefits at Merchandise Licensing.

Segment Operating Income Segment operating income increased 4%, or $24 million, to $631 million, driven by higher earned royalties at Merchandise Licensing, partially offset by the increased investment in video game development at Disney Interactive Studios.

NON-SEGMENT ITEMS – 2007 vs. 2006

OTHER (EXPENSE) / INCOME

Other (expense) / income was as follows:

	2007	2006
Gain on sale of equity investment in E!	$ 780	$ –
Gain on sale of equity investment in Us Weekly	272	–
Equity-based compensation plan modification charge	(48)	–
Gain on sales of a cable television station equity investment in Spain and Discover Magazine business	–	70
Accounting gain related to the acquisition of Pixar	–	48
Impairment of Pixar related sequel titles	–	(30)
Other (expense) / income	$1,004	$ 88

CORPORATE AND UNALLOCATED SHARED EXPENSES

Corporate and unallocated shared expenses decreased 5%, from $522 million to $497 million, primarily due to lower information technology costs including the absence of transition costs incurred in the prior year related to the transfer of certain information technology functions and services to third-party service providers.

NET INTEREST EXPENSE

Net interest expense is detailed below:

(in millions)	2007	2006	% change
Interest expense	$(746)	$(706)	6%
Interest and investment income	153	114	34%
Net interest expense	$(593)	$(592)	–%

Net interest expense was relatively flat as an increase in interest expense, primarily due to higher effective interest rates at Hong Kong Disneyland, was offset by higher interest and investment income reflecting higher average cash balances.

EFFECTIVE INCOME TAX RATE

The effective income tax rate increased 2.7 percentage points from 34.5% in fiscal 2006 to 37.2% in fiscal 2007. The higher effective tax rate was primarily due to a reduction in the tax benefits realized from an exclusion of certain foreign source income. The exclusion of certain foreign source income was repealed on a phase-out basis as part of the *American Jobs Creation Act of 2004*. No exclusion is available for transactions originating after the first quarter of fiscal 2007.

MINORITY INTERESTS

Minority interest expense decreased from $183 million to $177 million reflecting the impact of increased losses at Hong Kong Disneyland, partially offset by the impacts of increased profits at ESPN and decreased losses at Disneyland Resort Paris. The minority interest impact is determined on income after royalties, financing costs and income taxes.

LIQUIDITY AND CAPITAL RESOURCES

The change in cash and cash equivalents is as follows:

(in millions)	2008	2007	2006
Cash provided by continuing operations	**$ 5,446**	$ 5,398	$ 5,960
Cash used by continuing investing activities	**(2,162)**	(618)	(220)
Cash used by continuing financing activities	**(3,953)**	(3,619)	(5,166)
Cash flows from discontinued operations	**–**	98	114
(Decrease)/increase in cash and cash equivalents	**$ (669)**	$ 1,259	$ 688

OPERATING ACTIVITIES

Cash provided by continuing operating activities for fiscal 2008 increased 1% or $48 million to $5.4 billion as higher operating performance at Media Networks, Parks and Resorts and Consumer Products and lower pension contributions were partially offset by increased film and television spending and higher net investment in accounts receivable and Disney Vacation Club properties.

Cash provided by continuing operating activities for fiscal 2007 decreased 9% or $0.6 billion to $5.4 billion as higher operating performance at Media Networks, Studio Entertainment and Parks and Resorts was more than offset by higher income tax payments, including taxes paid on the E! Entertainment and Us Weekly gains, and timing of film and television spending and accounts receivable collections.

Depreciation expense from continuing operations is as follows:

(in millions)	2008	2007	2006
Media Networks			
Cable Networks	**$ 89**	$ 89	$ 86
Broadcasting	**107**	95	93
Total Media Networks	**196**	184	179
Parks and Resorts			
Domestic	**803**	790	780
International	**342**	304	279
Total Parks and Resorts	**1,145**	1,094	1,059
Studio Entertainment	**41**	31	30
Consumer Products	**22**	18	23
Corporate	**123**	132	126
Total depreciation expense from continuing operations	**$1,527**	$1,459	$1,417

The Company's Studio Entertainment and Media Networks segments incur costs to acquire and produce television and feature film programming. Film and television production costs include all internally produced content such as live action and animated feature films, animated direct-to-video programming, television series, television specials, theatrical stage plays or other similar product. Programming costs include film or television product licensed for a specific period from third parties for airing on the Company's broadcast, cable networks, and television stations. Programming assets are generally recorded when the programming becomes available to us with a corresponding increase in programming liabilities. Accordingly, we analyze our programming assets net of the related liability.

The Company's film and television production and programming activity for fiscal years 2008, 2007 and 2006 are as follows:

(in millions)	2008	2007	2006
Beginning balances:			
Production and programming assets	**$ 5,682**	$ 5,650	$ 5,937
Programming liabilities	**(1,210)**	(1,118)	(1,083)
	4,472	4,532	4,854
Spending:			
Film and television production	**3,237**	2,906	2,901
Broadcast programming	**3,812**	3,898	3,694
	7,049	6,804	6,595
Amortization:			
Film and television production	**(3,076)**	(3,223)	(3,526)
Broadcast programming	**(3,672)**	(3,696)	(3,929)
	(6,748)	(6,919)	(7,455)
Change in film and television production and programming costs	**301**	(115)	(860)
Pixar film costs acquired	**—**	—	538
Other non-cash activity	**54**	55	—
Ending balances:			
Production and programming assets	**5,935**	5,682	5,650
Programming liabilities	**(1,108)**	(1,210)	(1,118)
	$ 4,827	$ 4,472	$ 4,532

INVESTING ACTIVITIES

Investing activities from continuing operations consist principally of investments in parks, resorts, and other property and acquisition and divestiture activity. The Company's investments in parks, resorts and other property from continuing operations for the last three years are as follows:

(in millions)	2008	2007	2006
Media Networks	**$ 367**	$ 265	$ 220
Parks and Resorts:			
Domestic	**793**	816	667
International	**140**	256	248
Studio Entertainment	**126**	85	41
Consumer Products	**62**	36	16
Corporate	**90**	108	100
	$1,578	$1,566	$1,292

Capital expenditures for the Parks and Resorts segment are principally for theme park and resort expansion, new rides and attractions, cruise ships, recurring capital and capital improvements. The decrease in capital expenditures at Parks and Resorts reflected lower expenditures at Disneyland Resort Paris as a result of completion of projects related to a multi-year investment program established with the 2005 Financial Restructuring, which is discussed in more detail in Note 5 to the Consolidated Financial Statements. As of September 27, 2008, Disneyland Resort Paris had spent $333 million out of a total of $351 million for the program (based on September 27, 2008 exchange rates).

Capital expenditures at Media Networks primarily reflect investments in facilities and equipment for expanding and upgrading broadcast centers, production facilities, and television station facilities. The increase in fiscal 2008 was driven by the construction of new production and television station facilities.

Capital expenditures at Corporate primarily reflect investments in information technology and other equipment and corporate facilities.

Other Investing Activities During fiscal 2008, the Company invested $660 million in acquisitions which included the acquisition of UTV Software Communications Limited, an Indian media company (see Note 3 to the Consolidated Financial Statements).

During fiscal 2007, the Company received $1.5 billion in proceeds from the sales of our interests in E! Entertainment Television and Us Weekly. We also invested $608 million driven by the acquisitions of Club Penguin Entertainment, Inc. and NASN Limited.

During fiscal 2006 we received $1.1 billion from financial investments that were liquidated.

FINANCING ACTIVITIES

Cash used in continuing financing activities during fiscal 2008, 2007 and 2006 of $4.0 billion, $3.6 billion, and $5.2 billion, respectively, consisted of share repurchases and dividends, partially offset by borrowings and the proceeds from stock option exercises. Borrowings during fiscal 2007 included $1.35 billion of pre-spin-off borrowings of ABC Radio Holdings, Inc. that were removed from the Company's balance sheet in connection with the spin-off.

During the year ended September 27, 2008, the Company's borrowing activity was as follows:

(in millions)	September 29, 2007	Additions	Payments	Other Activity	September 27, 2008
Commercial paper borrowings	$ 2,686	$ —	$ (701)	$ —	$ 1,985
U.S. medium-term notes	6,340	750	(85)	—	7,005
Convertible senior notes[1]	1,323	—	(3)	(1,320)	—
European medium-term notes	163	157	—	(2)	318
Capital Cities / ABC debt	181	—	—	(3)	178
Film financing	355	182	(293)	4	248
Other[2]	541	527	(40)	171	1,199
Euro Disney borrowings[3]	2,476	—	(93)	74	2,457
Hong Kong Disneyland borrowings	1,107	90	—	52	1,249
Total	$15,172	$1,706	$(1,215)	$(1,024)	$14,639

[1] In April 2008, the Company redeemed its convertible senior notes (the Notes). Pursuant to the redemption, substantially all of the Notes were converted into 45 million shares of the Company's common stock.

[2] The other activity is primarily the purchase of land for a Disney Vacation Club resort in Hawaii and market value adjustments for debt with qualifying hedges.

[3] The other activity is primarily the impact of foreign currency translation as a result of the weakening of the U.S. dollar against the Euro.

The Company's bank facilities are as follows:

(in millions)	Committed Capacity	Capacity Used	Unused Capacity
Bank facilities expiring 2010	$2,225	$ —	$2,225
Bank facilities expiring 2011	2,225	240	1,985
Total	$4,450	$240	$4,210

These bank facilities allow for borrowings at LIBOR-based rates plus a spread, which depends on the Company's public debt rating and can range from 0.175% to 0.75%. As of September 27, 2008, the Company had not borrowed under these bank facilities. The Company also has the ability to issue up to $800 million of letters of credit under the facility expiring in 2011, which if utilized, reduces available borrowing under this facility. As of September 27, 2008, $368 million of letters of credit had been issued, of which $240 million was issued under this facility.

The Company may use commercial paper borrowings up to the amount of its above unused bank facilities, in conjunction with term debt issuance and operating cash flow, to retire or refinance other borrowings before or as they come due.

As of the filing date of this report, the Board of Directors had not yet declared a dividend related to fiscal 2008. The Company paid a $664 million dividend ($0.35 per share) during the second quarter of fiscal 2008 related to fiscal 2007. The Company paid a $637 million dividend ($0.31 per share) during the second quarter of fiscal 2007 related to fiscal 2006; and paid a $519 million dividend ($0.27 per share) during the second quarter of fiscal 2006 related to fiscal 2005.

During fiscal 2008, the Company repurchased 139 million shares of Disney common stock for $4.5 billion. During fiscal 2007, the Company repurchased 202 million shares of Disney common stock for $6.9 billion. During fiscal 2006, the Company repurchased 243 million shares of Disney common stock for $6.9 billion. On May 1, 2007, the Board of Directors of the Company increased the share repurchase authorization to a total of 400 million shares. As of September 27, 2008, the Company had remaining authorization in place to repurchase 184 million additional shares. The repurchase program does not have an expiration date.

We believe that the Company's financial condition is strong and that its cash balances, other liquid assets, operating cash flows, access to debt and equity capital markets and borrowing capacity, taken together, provide adequate resources to fund ongoing operating requirements and future capital expenditures related to the expansion of existing businesses and development of new projects. However, the Company's operating cash flow and access to the capital markets can be impacted by macroeconomic factors outside of its control. See "Item 1A – Risk Factors". In addition to macroeconomic factors, the Company's borrowing costs can be impacted by short and long-term debt ratings assigned by independent rating agencies, which are based, in significant part, on the Company's performance as measured by certain credit metrics such as interest coverage and leverage ratios. As of September 27, 2008, Moody's Investors Service's long and short-term debt ratings for the Company were A2 and P-1, respectively, with stable outlook; and Standard & Poor's long and short-term debt ratings for the Company were A and A-1, respectively, with stable outlook. The Company's bank facilities contain only one financial covenant, relating to interest coverage, which the Company met on September 27, 2008, by a significant margin. The Company's bank facilities also specifically exclude certain entities, such as Euro Disney and Hong Kong Disneyland, from any representations, covenants or events of default.

Hong Kong Disneyland's borrowings include a commercial term loan and revolving credit facility, which had a maturity date of September 30, 2008. Subsequent to the end of fiscal 2008, on September 29, 2008, the Company entered into a term loan and revolving credit facility agreement with Hong Kong Disneyland pursuant to which Hong Kong Disneyland borrowed HK$2.3 billion (approximately $292 million) under a term loan and HK$700 million (approximately $90 million) under a HK$1.0 billion ($129 million) revolving credit facility. These funds were used to repay Hong Kong Disneyland's commercial term loan and revolving credit facility. Both the term loan and revolving credit facility have an effective maturity date of September 2013.

To support Hong Kong Disneyland's near-term operating needs, the Company has agreed to waive management fees for fiscal 2008 and fiscal 2009 and defer royalties for those years, with payment of the deferred royalties dependent upon the future operating performance of Hong Kong Disneyland. The Company may provide additional investment to meet Hong Kong Disneyland's longer-term financial and development needs.

Euro Disney has covenants under its debt agreements that limit its investment and financing activities and require it to meet certain annual financial performance covenants. Subject to final third-party review as provided in its debt agreements, Euro Disney believes that it has complied with its financial performance covenants for fiscal year 2008.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF BALANCE SHEET ARRANGEMENTS

The Company has various contractual obligations which are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts are not recognized as liabilities in our consolidated financial statements but are required to be disclosed in the footnotes to the financial statements. For example, the Company is contractually committed to acquire broadcast programming and make certain minimum lease payments for the use of property under operating lease agreements.

The following table summarizes our significant contractual obligations and commitments on an undiscounted basis at September 27, 2008 and the future periods in which such obligations are expected to be settled in cash. In addition, the table reflects the timing of principal and interest payments on outstanding borrowings. Additional details regarding these obligations are provided in the Notes to the Consolidated Financial Statements, as referenced in the table:

	Payments Due by Period				
(in millions)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Borrowings (Note 7)[1]	$20,457	$ 4,158	$ 3,344	$ 4,059	$ 8,896
Operating lease commitments (Note 14)	2,130	392	656	463	619
Capital lease obligations (Note 14)	782	37	71	69	605
Sports programming commitments (Note 14)	19,299	2,643	5,476	5,470	5,710
Broadcast programming commitments (Note 14)	3,466	2,122	791	378	175
Total sports and other broadcast programming commitments	22,765	4,765	6,267	5,848	5,885
Other[2]	4,955	1,195	1,979	1,086	695
Total contractual obligations[3]	$51,089	$10,547	$12,317	$11,525	$16,700

[1] Amounts exclude market value adjustments totaling $202 million, which are recorded in the balance sheet. Amounts include interest payments based on contractual terms for fixed rate debt and current interest rates for variable rate debt.

[2] Other commitments primarily comprise contractual commitments for the construction of two new cruise ships, creative talent and employment agreements and unrecognized tax benefits. Creative talent and employment agreements include obligations to actors, producers, sports personnel, television and radio personalities and executives.

[3] Contractual commitments include the following:

Liabilities recorded on the balance sheet	$16,534
Commitments not recorded on the balance sheet	34,555
	$51,089

The Company also has obligations with respect to its pension and postretirement medical benefit plans. See Note 9 to the Consolidated Financial Statements.

Contingent Commitments and Contractual Guarantees
The Company also has certain contractual arrangements that would require the Company to make payments or provide funding if certain circumstances occur. The Company does not currently expect that these arrangements will result in any significant amounts being paid by the Company. See Note 14 to the Consolidated Financial Statements for information regarding the Company's contingent commitments and contractual guarantees.

Legal and Tax Matters As disclosed in Notes 8 and 14 to the Consolidated Financial Statements, the Company has exposure for certain legal and tax matters.

ACCOUNTING POLICIES AND ESTIMATES

We believe that the application of the following accounting policies, which are important to our financial position and results of operations, require significant judgments and estimates on the part of management. For a summary of our significant accounting policies, including the accounting policies discussed below, see Note 2 to the Consolidated Financial Statements.

Film and Television Revenues and Costs We expense film and television production and participation costs over the applicable product life cycle based upon the ratio of the current period's gross revenues to the estimated remaining total gross revenues (Ultimate Revenues) for each production. If our estimate of Ultimate Revenues decreases, amortization of film and television costs may be accelerated. Conversely, if estimates of Ultimate Revenues increase, film and television cost amortization may be slowed. For film productions, Ultimate Revenues include revenues from all sources that will be earned within ten years of the date of the initial theatrical release. For television series, we include revenues that will be earned within ten years of the delivery of the first episode, or if still in production, five years from the date of delivery of the most recent episode, if later.

With respect to films intended for theatrical release, the most sensitive factor affecting our estimate of Ultimate Revenues (and therefore affecting future film cost amortization and/or impairment) is domestic theatrical performance. Revenues derived from other markets subsequent to the domestic theatrical release (e.g. the home video or international theatrical markets) have historically been highly correlated with domestic theatrical performance. Domestic theatrical performance varies primarily based upon the public interest and demand for a particular film, the quality of competing films at the time of release, as well as the level of marketing effort. Upon a film's release and determination of domestic theatrical performance, the Company's estimates of revenues from succeeding windows and markets are revised based on historical relationships and an analysis of current market trends. The most sensitive factor affecting our estimate of Ultimate Revenues for released films is the extent of home entertainment sales achieved. Home entertainment sales vary based on the volume and quality of competing home video products as well as the manner in which retailers market and price our products.

With respect to television series or other television productions intended for broadcast, the most sensitive factor affecting estimates of Ultimate Revenues is the program's rating. Program ratings, which are an indication of market acceptance, directly affect the Company's ability to generate advertising revenues during the airing of the program. In addition, television series with greater market acceptance are more likely to generate incremental revenues through the eventual sale of the program rights in the syndication, international and home entertainment markets. Alternatively, poor ratings may result in a television series cancellation, which would require the immediate write-off of any unamortized production costs.

We expense the cost of television broadcast rights for acquired movies, series and other programs based on the number of times the program is expected to be aired or on a straight-line basis over the useful life, as appropriate. Amortization of those television programming assets being amortized on a number of airings basis may be accelerated if we reduce the estimated future airings and slowed if we increase the estimated future airings. The number of future airings of a particular program is impacted primarily by the program's ratings in previous airings, expected advertising rates and availability and quality of alternative programming. Accordingly, planned usage is reviewed periodically and revised if necessary. Rights costs for multi-year sports programming arrangements are amortized based upon the ratio of the current period's gross revenues to Ultimate Revenues (the Projected Revenue Method) or on a straight-line basis over the contract period, as appropriate. Gross revenues include both advertising revenues and an allocation of affiliate fees. If the annual contractual payments related to each season over the term of a multi-year sports programming arrangement approximate each season's rights cost based on the Projected Revenue Method, we expense the related annual payments during the applicable season. If Ultimate Revenues change significantly from projections, amortization of the rights costs may be accelerated or slowed.

Costs of film and television productions are subject to regular recoverability assessments which compare the estimated fair values with the unamortized costs. The net realizable value of the television broadcast program licenses and rights are reviewed using a daypart methodology. A daypart is defined as an aggregation of programs broadcast during a particular time of day or programs of a similar type. The Company's dayparts are: early morning, daytime, late night, primetime, news, children, and sports (includes network and cable). The net realizable values of other cable programming assets are reviewed on an aggregated basis for each cable channel. Individual programs are written-off when there are no plans to air or sublicense the program. Estimated values are based upon assumptions about future demand and market conditions. If actual demand or market conditions are less favorable than our projections, film, television and programming cost write-downs may be required.

Revenue Recognition The Company has revenue recognition policies for its various operating segments that are appropriate to the circumstances of each business. See Note 2 to the Consolidated Financial Statements for a summary of these revenue recognition policies.

We record reductions to home entertainment and software product revenues for estimated future returns of merchandise and for customer programs and sales incentives. These estimates are based upon historical return experience, current economic trends and projections of customer demand for and acceptance of our products. If we underestimate the level of returns and concessions in a particular period, we may record less revenue in later periods when returns exceed the estimated amount. Conversely, if we overestimate the level of returns and concessions for a period, we may have additional revenue in later periods when returns and concessions are less than estimated.

Revenues from advance theme park ticket sales are recognized when the tickets are used. For non-expiring, multi-day tickets, we recognize revenue over a three-year time period based on estimated usage patterns, which are derived from historical usage patterns. A change in these estimated usage patterns could have an impact on the timing of revenue recognition.

Pension and Postretirement Medical Plan Actuarial Assumptions The Company's pension and postretirement medical benefit obligations and related costs are calculated using a number of actuarial assumptions. Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of expense and/or liability measurement. We evaluate these critical assumptions annually. Other assumptions include the healthcare cost trend rate and employee demographic factors such as retirement patterns, mortality, turnover and rate of compensation increase.

The discount rate enables us to state expected future cash payments for benefits as a present value on the measurement date. The guideline for setting this rate is a high-quality long-term corporate bond rate. A lower discount rate increases the present value of benefit obligations and increases pension expense. We increased our discount rate to 7.00% at the end of fiscal 2008 from 6.35% at the end of fiscal 2007 to reflect market interest rate conditions at our June 30, 2008 measurement date. This increase in the discount rate will affect net periodic pension and postretirement medical expense in fiscal 2009. The assumed discount rate reflects market rates for high-quality corporate bonds currently available. The Company's discount rate was determined by considering the average of pension yield curves constructed of a large population of high quality corporate bonds. The resulting discount rate reflects the matching of plan liability cash flows to the yield curves. A one percentage point decrease in the assumed discount rate would increase total net periodic pension and postretirement medical expense for fiscal 2009 by $120 million and would increase the projected benefit obligation at September 27, 2008 by $968 million, respectively. A one percentage point increase in the assumed discount rate would decrease these amounts by $74 million and $834 million, respectively.

To determine the expected long-term rate of return on the plan assets, we consider the current and expected asset allocation, as well as historical and expected returns on each plan asset class. A lower expected rate of return on pension plan assets will increase pension expense. Our long-term expected return on plan assets was 7.50% in both 2008 and 2007, respectively. A one percentage point change in the long-term return on pension plan asset assumption would impact fiscal 2009 annual pension and postretirement medical expense by approximately $53 million.

See Note 9 to the Consolidated Financial Statements for more information on our pension and postretirement medical plans.

Goodwill, Intangible Assets and Investments SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142) requires that goodwill and other indefinite-lived intangible assets be tested for impairment on an annual basis. In assessing the recoverability of goodwill and other indefinite-lived intangible assets, market values and projections regarding estimated future cash flows and other factors are used to determine the fair value of the respective assets. If these estimates or related projections change in the future, we may be required to record impairment charges for these assets.

As required by SFAS 142, goodwill is allocated to various reporting units, which are generally one reporting level below the operating segment. SFAS 142 requires the Company to compare the fair value of each reporting unit to its carrying amount on an annual basis to determine if there is potential goodwill impairment. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value of its goodwill.

To determine the fair value of our reporting units, we generally use a present value technique (discounted cash flow) corroborated by market multiples when available and as appropriate. A key factor for our discounted cash flow analyses is the estimate of future cash flows of each reporting unit which is, in turn, sensitive to our estimates of future revenue growth and margins for these businesses. If actual revenue growth and/or margins are lower than our expectations, the impairment test results could differ. A present value technique was not used to determine the fair value of the ABC Television Network, a business within the Television Broadcasting reporting unit within the Media Networks operating segment. To determine the fair value of the ABC Television Network, we used a revenue multiple, as a present value technique may not consistently capture the full fair value of the ABC Television Network, and there is little comparable market data available due to the scarcity of television networks. If there was a publicly disclosed sale of a comparable network, this may provide better market information with which to estimate the value of the ABC Television Network and could impact our impairment assessment. We applied what we believe to be the most appropriate valuation methodology for each of the reporting units. If we had established different reporting units or utilized different valuation methodologies, the impairment test results could differ.

SFAS 142 requires the Company to compare the fair values of other indefinite-lived intangible assets to their carrying amounts. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized. Fair values of other indefinite-lived intangible assets are determined based on discounted cash flows or appraised values, as appropriate.

The Company has cost and equity investments. The fair value of these investments is dependent on the performance of the investee companies, as well as volatility inherent in the external markets for these investments. In assessing potential impairment for these investments, we consider these factors as well as forecasted financial performance of our investees. If these forecasts are not met, impairment charges may be required.

We completed our impairment testing as of September 27, 2008, which resulted in a non-cash impairment charge of $39 million related to ESPN Radio and Radio Disney FCC licenses. During fiscal years 2007 and 2006, the Company recorded non-cash impairment charges of $26 million and $32 million, respectively, related to ESPN Radio and Radio Disney FCC licenses. These impairment charges reflected overall market declines in certain radio markets in which we operate.

Contingencies and Litigation We are currently involved in certain legal proceedings and, as required, have accrued estimates of the probable and estimable losses for the resolution of these claims. These estimates have been developed in consultation with outside counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these proceedings. See Note 14 to the Consolidated Financial Statements for more detailed information on litigation exposure.

Income Tax Audits As a matter of course, the Company is regularly audited by federal, state and foreign tax authorities. From time to time, these audits result in proposed assessments. Our determinations regarding the recognition of income tax benefits are made in consultation with outside tax and legal counsel where appropriate and are based upon the technical merits of our tax positions in consideration of applicable tax statutes and related interpretations and precedents and upon the expected outcome of proceedings (or negotiations) with taxing and legal authorities. The tax benefits ultimately realized by the Company may differ from those recognized in our financial statements based on a number of factors, including the Company's decision to settle rather than litigate a matter, relevant legal precedent related to similar matters and the Company's success in supporting its filing positions with taxing authorities. The Company adopted FIN 48 at the beginning of fiscal 2008. See Note 2 to the Consolidated Financial Statements for more detailed information.

Stock Option Compensation Expense Each year during the second quarter, the Company awards stock options and restricted stock units to a broad-based group of management and creative personnel (the Annual Grant). The Company uses a binomial valuation model which takes into account variables such as volatility, dividend yield, and the risk-free interest rate. The binomial valuation model also considers the expected exercise multiple (the multiple of exercise price to grant price at which exercises are expected to occur on average) and the termination rate (the probability of a vested option being cancelled due to the termination of the option holder) in computing the value of the option. Accordingly, the Company believes that the binomial valuation model should produce a fair value that is representative of the value of an employee option.

In fiscal years 2008, 2007, and 2006, the weighted average assumptions used in the options-pricing models were as follows:

	2008	2007	2006
Risk-free interest rate	**3.6%**	4.5%	4.3%
Expected volatility	**29%**	26%	26%
Dividend yield	**1.02%**	0.79%	0.79%
Termination rate	**7.5%**	7.4%	4.0%
Exercise multiple	**1.39**	1.38	1.48

Although the initial fair value of stock options is not adjusted after the grant date, changes in the Company's assumptions may change the value of, and therefore the expense related to, future stock option grants. The assumptions that cause the greatest variation in fair value in the binomial valuation model are the expected volatility and expected exercise multiple. Increases or decreases in either the expected volatility or expected exercise multiple will cause the binomial option value to increase or decrease, respectively.

The volatility assumption considers both historical and implied volatility and may be impacted by the Company's performance as well as changes in economic and market conditions. See Note 11 to the Consolidated Financial Statements for more detailed information. If the expected volatility of 29% used by the Company during 2008 was increased or decreased by five percentage points (i.e. to 34% or to 24%), the weighted average grant date fair value of our 2008 stock option grants would have increased by 10% or decreased by 11%, respectively.

The expected exercise multiple may be influenced by the Company's future stock performance, stock price volatility, and employee turnover rates. If the exercise multiple assumption of 1.39 used by the Company during 2008 were increased to 1.6 or decreased to 1.2, the weighted average binomial value of our 2008 stock option grants would have increased by 6% or decreased by 10%, respectively.

In connection with the acquisition of Pixar on May 5, 2006, the Company converted previously issued vested and unvested Pixar stock-based awards into Disney stock-based awards consisting of 44 million stock options and one million RSUs. The fair value of these awards was estimated using the Black-Scholes option pricing model, as the information required to use the binomial valuation model was not reasonably available. The methodology utilized to determine the assumptions in the Black-Scholes model was consistent with that used by the Company for its option pricing models.

ACCOUNTING CHANGES

SFAS 161 In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* (SFAS 161). SFAS 161 amends and expands the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why the Company uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect the Company's financial position, financial performance and cash flows. SFAS 161 is effective for the Company in the second quarter of fiscal year 2009.

EITF 07-1 In December 2007, the FASB issued Emerging Issues Task Force Issue No. 07-1, *Accounting for Collaborative Arrangements* (EITF 07-1). EITF 07-1 defines collaborative arrangements and establishes accounting and reporting requirements for transactions between participants in the arrangement and third parties. A collaborative arrangement is a contractual arrangement that involves a joint operating activity, for example an agreement to co-produce and distribute a motion picture with another studio. EITF 07-1 is effective for the Company's 2010 fiscal year. The Company is currently assessing the potential effect of EITF 07-1 on its financial statements.

SFAS 141R In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, *Business Combinations* (SFAS 141R), which replaces SFAS 141, *Business Combinations*. SFAS 141R establishes principles and requirements for determining how an enterprise recognizes and measures the fair value of certain assets and liabilities acquired in a business combination, including noncontrolling interests, contingent consideration, and certain acquired contingencies. SFAS 141R also requires acquisition-related transaction expenses and restructuring costs be expensed as incurred rather than capitalized as a component of the business combination. SFAS 141R will be applicable prospectively to business combinations beginning in the Company's 2010 fiscal year.

SFAS 160 In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51* (SFAS 160). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary. SFAS 160 also requires that a retained noncontrolling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. SFAS 160 is effective for the Company's 2010 fiscal year. Upon adoption of SFAS 160, the Company will be required to report its noncontrolling interests as a separate component of shareholders' equity. The Company will also be required to present net income allocable to the noncontrolling interests and net income attributable to the shareholders of the Company separately in its consolidated statements of income. Currently, noncontrolling interests (minority interests) are reported between liabilities and shareholders' equity in the Company's statement of financial position and the related income attributable to minority interests is reflected as an expense in arriving at net income. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 are to be applied prospectively.

SFAS 159 In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115* (SFAS 159). SFAS 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value, with changes in fair value recognized in earnings. SFAS 159 is effective for the Company's 2009 fiscal year. The Company does not expect that the adoption of SFAS 159 will have a material impact on its financial statements.

SFAS 158 In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158). This statement requires recognition of the overfunded or underfunded status of defined benefit pension and other postretirement plans as an asset or liability in the statement of financial position and changes in that funded status to be recognized in comprehensive income in the year in which the changes occur. SFAS 158 also requires measurement of the funded status of a plan as of the end of the fiscal year. The Company adopted the recognition provision of SFAS 158 in fiscal year 2007 which resulted in a $261 million charge to accumulated other comprehensive income. The Company will adopt the measurement date provisions at the beginning of the first quarter of fiscal year 2009 which will result in a reduction of approximately $40 million to retained earnings.

SFAS 157 In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS 157 is effective for the Company's 2009 fiscal year. In February 2008, the FASB issued FSP SFAS No. 157-2, *Effective Date of FASB Statement No. 157* (FSP 157-2), which delays the effective date for SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until the Company's 2010 fiscal year. The Company does not expect that the adoption of SFAS 157 will have a material impact on its financial statements.

SAB 108 In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108). SAB 108 was issued in order to eliminate the diversity in practice surrounding how public companies quantify financial statement misstatements. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. The Company adopted SAB 108 at the end of fiscal 2007, and the adoption did not have a material impact on the Company's financial statements.

FIN 48 In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in FIN 48 as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company adopted FIN 48 at the beginning of fiscal year 2008. Applying FIN 48 to all tax positions upon adoption resulted in reductions of $148 million and $15 million to opening retained earnings and minority interests, respectively.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. We may from time to time make written or oral statements that are "forward-looking," including statements contained in this report and other filings with the Securities and Exchange Commission and in reports to our shareholders. Such statements may, for example, express expectations or projections about future actions that we may take, including restructuring or strategic initiatives, or about developments beyond our control including changes in domestic or global economic conditions. These statements are made on the basis of management's views and assumptions as of the time the statements are made and we undertake no obligation to update these statements. There can be no assurance, however, that our expectations will necessarily come to pass. Significant factors affecting these expectations are set forth under Item 1A – Risk Factors of this Report on Form 10-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to the impact of interest rate changes, foreign currency fluctuations, commodity fluctuations and changes in the market values of its investments.

POLICIES AND PROCEDURES

In the normal course of business, we employ established policies and procedures to manage the Company's exposure to changes in interest rates, foreign currencies, commodities, and the fair market value of certain investments in debt and equity securities using a variety of financial instruments.

Our objectives in managing exposure to interest rate changes are to limit the impact of interest rate volatility on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, we primarily use interest rate swaps to manage net exposure to interest rate changes related to the Company's portfolio of borrowings. By policy, the Company targets fixed-rate debt as a percentage of its net debt between minimum and maximum percentages.

Our objective in managing exposure to foreign currency fluctuations is to reduce volatility of earnings and cash flow in order to allow management to focus on core business issues and challenges. Accordingly, the Company enters into various contracts that change in value as foreign exchange rates change to protect the U.S. dollar equivalent value of its existing foreign currency assets, liabilities, commitments, and forecasted foreign currency revenues. The Company utilizes option strategies and forward contracts that provide for the sale of foreign currencies to hedge probable, but not firmly committed, transactions. The Company also uses forward contracts to hedge foreign currency assets and liabilities. The principal foreign currencies hedged are the Euro, British pound, Japanese yen, and Canadian dollar. Cross-currency swaps are used to effectively convert foreign currency denominated borrowings to U.S. dollar denominated borrowings. By policy, the Company maintains hedge coverage between minimum and maximum percentages of its forecasted foreign exchange exposures generally for periods not to exceed five years. The gains and losses on these contracts offset changes in the U.S. dollar equivalent value of the related exposures.

Our objectives in managing exposure to commodity fluctuations are to use commodity derivatives to reduce volatility of earnings and cash flows arising from commodity price changes. The amounts hedged using commodity swap contracts are based on forecasted levels of consumption of certain commodities, such as fuel oil and gasoline.

It is the Company's policy to enter into foreign currency and interest rate derivative transactions and other financial instruments only to the extent considered necessary to meet its objectives as stated above. The Company does not enter into these transactions or any other hedging transactions for speculative purposes.

VALUE AT RISK (VAR)

The Company utilizes a VAR model to estimate the maximum potential one-day loss in the fair value of its interest rate, foreign exchange, and market sensitive equity financial instruments. The VAR model estimates were made assuming normal market conditions and a 95% confidence level. Various modeling techniques can be used in a VAR computation. The Company's computations are based on the interrelationships between movements in various interest rates, currencies, and equity prices (a variance/co-variance technique). These interrelationships were determined by observing interest rate, foreign currency, and equity market changes over the preceding quarter for the calculation of VAR amounts at fiscal year end. The model includes all of the Company's debt as well as all interest rate and foreign exchange derivative contracts and market sensitive equity investments. Forecasted transactions, firm commitments, and receivables and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, were excluded from the model.

The VAR model is a risk analysis tool and does not purport to represent actual losses in fair value that will be incurred by the Company, nor does it consider the potential effect of favorable changes in market factors.

VAR on a combined basis increased to $79 million at September 27, 2008 from $33 million at September 29, 2007. The increase was primarily due to higher volatility of interest rates and foreign exchange rates and reduced correlation benefits across financial instruments.

The estimated maximum potential one-day loss in fair value, calculated using the VAR model, is as follows (unaudited, in millions):

Fiscal Year 2008	Interest Rate Sensitive Financial Instruments	Currency Sensitive Financial Instruments	Equity Sensitive Financial Instruments	Combined Portfolio
Year end VAR	$53	$49	$1	$79
Average VAR	$40	$29	$1	$51
Highest VAR	$53	$49	$1	$79
Lowest VAR	$34	$11	$1	$33
Beginning of year VAR (year end fiscal 2007)	$26	$17	$1	$33

The VAR for Euro Disney and Hong Kong Disneyland is immaterial as of September 27, 2008 and accordingly, has been excluded from the above table.

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share data)	2008	2007	2006
Revenues	**$ 37,843**	$ 35,510	$ 33,747
Costs and expenses	**(30,439)**	(28,681)	(28,392)
Other (expense) / income	**(59)**	1,004	88
Net interest expense	**(524)**	(593)	(592)
Equity in the income of investees	**581**	485	473
Income from continuing operations before income taxes and minority interests	**7,402**	7,725	5,324
Income taxes	**(2,673)**	(2,874)	(1,837)
Minority interests	**(302)**	(177)	(183)
Income from continuing operations	**4,427**	4,674	3,304
Discontinued operations, net of tax	**—**	13	70
Net income	**$ 4,427**	$ 4,687	$ 3,374
Diluted Earnings per share:			
Earnings per share, continuing operations	**$ 2.28**	$ 2.24	$ 1.60
Earnings per share, discontinued operations	**—**	0.01	0.03
Earnings per share[1]	**$ 2.28**	$ 2.25	$ 1.64
Basic Earnings per share:			
Earnings per share, continuing operations	**$ 2.34**	$ 2.33	$ 1.65
Earnings per share, discontinued operations	**—**	0.01	0.03
Earnings per share	**$ 2.34**	$ 2.34	$ 1.68
Weighted average number of common and common equivalent shares outstanding:			
Diluted	**1,948**	2,092	2,076
Basic	**1,890**	2,004	2,005

[1]Total earnings per share may not equal the sum of the column due to rounding.

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In millions, except per share data)	September 27, 2008	September 29, 2007
Assets		
Current assets		
Cash and cash equivalents	$ 3,001	$ 3,670
Receivables	5,373	5,032
Inventories	1,124	641
Television costs	541	559
Deferred income taxes	1,024	862
Other current assets	603	550
Total current assets	11,666	11,314
Film and television costs	5,394	5,123
Investments	1,563	995
Parks, resorts and other property, at cost		
Attractions, buildings and equipment	31,493	30,260
Accumulated depreciation	(16,310)	(15,145)
	15,183	15,115
Projects in progress	1,169	1,147
Land	1,180	1,171
	17,532	17,433
Intangible assets, net	2,428	2,494
Goodwill	22,151	22,085
Other assets	1,763	1,484
	$ 62,497	$ 60,928
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and other accrued liabilities	$ 5,980	$ 5,949
Current portion of borrowings	3,529	3,280
Unearned royalties and other advances	2,082	2,162
Total current liabilities	11,591	11,391
Borrowings	11,110	11,892
Deferred income taxes	2,350	2,573
Other long-term liabilities	3,779	3,024
Minority interests	1,344	1,295
Commitments and contingencies (Note 14)		
Shareholders' equity		
Preferred stock, $.01 par value Authorized – 100 million shares, Issued – none	–	–
Common stock, $.01 par value Authorized – 3.6 billion shares, Issued – 2.6 billion shares	26,546	24,207
Retained earnings	28,413	24,805
Accumulated other comprehensive loss	(81)	(157)
	54,878	48,855
Treasury stock, at cost, 777.1 million shares at September 27, 2008 and 637.8 million shares at September 29, 2007	(22,555)	(18,102)
	32,323	30,753
	$ 62,497	$ 60,928

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)	2008	2007	2006
Operating Activities of Continuing Operations			
Net income	**$ 4,427**	$ 4,687	$ 3,374
Income from discontinued operations	**—**	(13)	(70)
Depreciation and amortization	**1,582**	1,491	1,446
Gains on sales of equity investments and businesses	**(14)**	(1,052)	(70)
Deferred income taxes	**(128)**	(137)	(139)
Equity in the income of investees	**(581)**	(485)	(473)
Cash distributions received from equity investees	**476**	420	458
Minority interests	**302**	177	183
Net change in film and television costs	**(301)**	115	860
Equity-based compensation	**402**	419	373
Other	**(170)**	(65)	(63)
Changes in operating assets and liabilities			
Receivables	**(594)**	(355)	(85)
Inventories	**(329)**	52	(63)
Other assets	**(64)**	9	(55)
Accounts payable and other accrued liabilities	**488**	77	304
Income taxes	**(50)**	58	(20)
Cash provided by continuing operations	**5,446**	5,398	5,960
Investing Activities of Continuing Operations			
Investments in parks, resorts and other property	**(1,578)**	(1,566)	(1,292)
Sales of investments	**70**	5	1,073
Proceeds from sales of equity investments and businesses	**14**	1,530	81
Acquisitions	**(660)**	(608)	(55)
Proceeds from sales of fixed assets and other	**(8)**	21	(27)
Cash used in continuing investing activities	**(2,162)**	(618)	(220)
Financing Activities of Continuing Operations			
Commercial paper borrowings, net	**(701)**	1,847	85
Borrowings	**1,706**	3,143	2,806
Reduction of borrowings	**(477)**	(2,294)	(1,950)
Dividends	**(664)**	(637)	(519)
Repurchases of common stock	**(4,453)**	(6,923)	(6,898)
Equity partner contributions	**—**	—	51
Exercise of stock options and other	**636**	1,245	1,259
Cash used in continuing financing activities	**(3,953)**	(3,619)	(5,166)
Cash Flows of Discontinued Operations			
Net cash provided by operating activities of discontinued operations	**—**	23	98
Net cash used in investing activities of discontinued operations	**—**	(3)	(7)
Net cash provided by financing activities of discontinued operations	**—**	78	23
(Decrease) / increase in cash and cash equivalents	**(669)**	1,259	688
Cash and cash equivalents, beginning of year	**3,670**	2,411	1,723
Cash and cash equivalents, end of year	**$ 3,001**	$ 3,670	$ 2,411
Supplemental disclosure of cash flow information:			
Interest paid	**$ 555**	$ 551	$ 617
Income taxes paid	**$ 2,768**	$ 2,796	$ 1,857

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions, except per share data)	Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
BALANCE AT OCTOBER 1, 2005	1,969	$13,288	$17,775	$(572)	$ (4,281)	$26,210
Exercise of stock options and issuance of restricted stock and stock options	57	1,676	–	–	–	1,676
Acquisition of Pixar	279	7,413	–	–	–	7,413
Common stock repurchases	(243)	–	–	–	(6,898)	(6,898)
Dividends ($0.27 per share)	–	–	(519)	–	–	(519)
Other comprehensive income (net of tax of $394 million)	–	–	–	564	–	564
Net income	–	–	3,374	–	–	3,374
BALANCE AT SEPTEMBER 30, 2006	2,062	$22,377	$20,630	$ (8)	$(11,179)	$31,820
Exercise of stock options and issuance of restricted stock and stock options	57	1,823	–	–	–	1,823
Common stock repurchases	(202)	–	–	–	(6,923)	(6,923)
Dividends ($0.31 per share)	–	7	(644)	–	–	(637)
Other comprehensive income (net of tax of $66 million)	–	–	–	112	–	112
Adoption of SFAS 158 (net of tax of $154 million)	–	–	–	(261)	–	(261)
Distribution of ABC Radio business	–	–	132	–	–	132
Net income	–	–	4,687	–	–	4,687
BALANCE AT SEPTEMBER 29, 2007	1,917	$24,207	$24,805	$(157)	$(18,102)	$30,753
Exercise of stock options and issuance of restricted stock and stock options	31	1,012	–	–	–	1,012
Redemption of convertible senior notes	45	1,320	–	–	–	1,320
Common stock repurchases	(139)	–	–	–	(4,453)	(4,453)
Dividends ($0.35 per share)	–	7	(671)	–	–	(664)
Other comprehensive income (net of tax of $45 million)	–	–	–	76	–	76
Adoption of FIN 48	–	–	(148)	–	–	(148)
Net income	–	–	4,427	–	–	4,427
BALANCE AT SEPTEMBER 27, 2008	**1,854**	**$26,546**	**$28,413**	**$ (81)**	**$(22,555)**	**$32,323**

Accumulated other comprehensive income/(loss) is as follows:

	September 27, 2008	September 29, 2007
Market value adjustments for investments and hedges	**$ 78**	$ (42)
Foreign currency translation and other	**137**	164
Unrecognized pension and postretirement medical expense	**(296)**	(279)
	$ (81)	$(157)

Comprehensive income/(loss) is as follows:

	2008	2007	2006
Net income	**$4,427**	$4,687	$3,374
Market value adjustments for investments and hedges	**120**	(71)	(2)
Foreign currency translation and other	**(27)**	77	(19)
Pension and postretirement medical adjustments:			
Reclassification of prior losses to net income	**25**	n/a	n/a
Net actuarial pension and postretirement medical loss	**(42)**	n/a	n/a
Increase in minimum pension liability adjustment	**n/a**	106	585
Comprehensive income	**$4,503**	$4,799	$3,938

See Notes to Consolidated Financial Statements

(Tabular dollars in millions, except per share amounts)

NOTE 1.
DESCRIPTION OF THE BUSINESS AND SEGMENT INFORMATION

The Walt Disney Company, together with the subsidiaries through which the Company's businesses are conducted (the Company), is a diversified worldwide entertainment company with operations in the following business segments: Media Networks, Parks and Resorts, Studio Entertainment, and Consumer Products.

DESCRIPTION OF THE BUSINESS

MEDIA NETWORKS

The Company operates the ABC Television Network and ten owned television stations, as well as the ESPN Radio Network and Radio Disney Network (the Radio Networks) and 46 owned radio stations. Both the television and radio networks have affiliated stations providing coverage to households throughout the United States. The Company has cable networks that are principally involved in the production and distribution of cable television programming, the licensing of programming in domestic and international markets, and investing in foreign television broadcasting, production, and distribution entities. Primary cable programming services that operate through consolidated subsidiary companies are the ESPN-branded networks, Disney Channel Worldwide, SOAPnet, Toon Disney, ABC Family Channel, and Jetix channels in Europe and Latin America. Other programming services that operate through joint ventures and are accounted for under the equity method include A&E Television Networks and Lifetime Entertainment Services. The Company also produces original television programming for network, first-run syndication, pay, and international syndication markets, along with original animated television programming for network, pay, and international syndication markets. Additionally, the Company operates ABC-, ESPN-, ABC Family-, SOAPnet- and Disney-branded internet website businesses, as well as Club Penguin, an online virtual world for kids.

On June 12, 2007, the Company completed the spin-off of its wholly owned subsidiary, ABC Radio Holdings, Inc., and its merger into a subsidiary of Citadel Broadcasting Corporation (Citadel). Prior to the spin-off, the Company consolidated its ABC Radio Business, consisting of 22 large-market radio stations and the ABC Radio Network businesses, under ABC Radio Holdings, Inc. The transaction did not include the Company's ESPN Radio or Radio Disney network and station businesses. Additional information regarding this transaction is included in Note 3.

PARKS AND RESORTS

The Company owns and operates the Walt Disney World Resort in Florida and the Disneyland Resort in California. The Walt Disney World Resort includes four theme parks (the Magic Kingdom, Epcot, Disney's Hollywood Studios, and Disney's Animal Kingdom), seventeen resort hotels, a retail, dining, and entertainment complex, a sports complex, conference centers, campgrounds, golf courses, water parks, and other recreational facilities. The Disneyland Resort includes two theme parks (Disneyland and Disney's California Adventure), three resort hotels, and a retail, dining and entertainment district. The Company manages and has an effective 51% ownership interest in Disneyland Resort Paris, which includes the Disneyland Park, the Walt Disney Studios Park, seven themed hotels, two convention centers, a shopping, dining and entertainment complex, and a 27-hole golf facility. The Company also manages and has a 43% ownership interest in Hong Kong Disneyland, which includes one theme park and two resort hotels. The Company earns royalties on revenues generated by the Tokyo Disneyland Resort, which includes two theme parks and three Disney-branded hotels, near Tokyo, Japan, and is owned and operated by an unrelated Japanese corporation. The Company also manages and markets vacation club ownership interests through the Disney Vacation Club and operates the Disney Cruise Line out of Port Canaveral, Florida. The Company's Walt Disney Imagineering unit designs and develops new theme park concepts and attractions, as well as resort properties. Also included in Parks and Resorts is Adventures by Disney, which provides personalized travel experiences to guests at destinations world-wide, and the ESPN Zone, which operates eight sports-themed dining and entertainment facilities around the United States.

STUDIO ENTERTAINMENT

The Company produces and acquires live-action and animated motion pictures for worldwide distribution to the theatrical, home entertainment, and television markets. The Company distributes these products through its own distribution and marketing companies in the United States and foreign markets primarily under the Walt Disney Pictures, Touchstone Pictures, and Miramax banners, as well as Dimension for titles released prior to September 30, 2005. On May 5, 2006, the Company completed an all stock acquisition of Pixar, a digital animation studio. As a result of the acquisition the Company produces feature animation films under both the Disney and Pixar banners. Refer to Note 3 for information about the acquisition. The Company also produces stage plays, musical recordings and live entertainment events.

CONSUMER PRODUCTS

The Company licenses the name "Walt Disney," as well as the Company's characters and visual and literary properties, to various manufacturers, retailers, show promoters, and publishers throughout the world. The Company also engages in retail and online distribution of products through The Disney Store and DisneyShopping.com. The Disney Store is owned and operated in Europe and North America and franchised in Japan. In fiscal 2008, the Company re-acquired certain assets of the Disney Stores North America from subsidiaries of The Children's Place Retail Stores, Inc. (TCP). See Note 3 for discussion on the acquisition of the Disney Stores North America. The Company publishes books and magazines for children and families and computer software and video game products for the entertainment and educational marketplace.

SEGMENT INFORMATION

The operating segments reported below are the segments of the Company for which separate financial information is available and for which operating results are evaluated regularly by the Chief Executive Officer in deciding how to allocate resources and in assessing performance.

Segment operating results reflect earnings before corporate and unallocated shared expenses, gains on sale of equity investments and businesses, restructuring and impairment (charges) and other credits, net interest expense, income taxes, and minority interests. Segment operating income includes equity in the income of investees. Equity investees consist primarily of A&E Television Networks and Lifetime Television, which are cable businesses included in the Media Networks segment. Corporate and unallocated shared expenses principally consist of corporate functions, executive management, and certain unallocated administrative support functions.

Equity in the income of investees by segment is as follows:

	2008	2007	2006
Media Networks[1]	**$593**	$484	$444
Parks and Resorts	**—**	—	1
Consumer Products	**—**	—	28
Corporate	**(12)**	1	—
	$581	$485	$473

[1] Substantially all of these amounts relate to investments at Cable Networks.

The following segment results include allocations of certain costs, including certain information technology, pension, legal, and other shared services costs, which are allocated based on various metrics designed to correlate with consumption. These allocations are agreed-upon amounts between the businesses and may differ from amounts that would be negotiated in arm's length transactions. In addition, all significant intersegment transactions have been eliminated except that Studio Entertainment revenues and operating income include an allocation of Consumer Products revenues, which is meant to reflect royalties on Consumer Products sales of merchandise based on certain Studio film properties.

	2008	2007	2006
Revenues			
Media Networks	**$16,116**	$15,104	$14,186
Parks and Resorts	**11,504**	10,626	9,925
Studio Entertainment			
Third parties	**7,167**	7,308	7,410
Intersegment	**181**	183	119
	7,348	7,491	7,529
Consumer Products			
Third parties	**3,056**	2,472	2,226
Intersegment	**(181)**	(183)	(119)
	2,875	2,289	2,107
Total consolidated revenues	**$37,843**	$35,510	$33,747
Segment operating income			
Media Networks	**$ 4,755**	$ 4,275	$ 3,481
Parks and Resorts	**1,897**	1,710	1,534
Studio Entertainment	**1,086**	1,195	728
Consumer Products	**718**	631	607
Total segment operating income	**$ 8,456**	$ 7,811	$ 6,350

	2008	2007	2006
Reconciliation of segment operating income to income from continuing operations before income taxes and minority interests			
Segment operating income	**$ 8,456**	$ 7,811	$ 6,350
Corporate and unallocated shared expenses	**(471)**	(497)	(522)
Other (expense) / income	**(59)**	1,004	88
Net interest expense	**(524)**	(593)	(592)
Income from continuing operations before income taxes and minority interests	**$ 7,402**	$ 7,725	$ 5,324
Capital expenditures from continuing operations			
Media Networks	**$ 367**	$ 265	$ 220
Parks and Resorts			
Domestic	**793**	816	667
International	**140**	256	248
Studio Entertainment	**126**	85	41
Consumer Products	**62**	36	16
Corporate	**90**	108	100
Total capital expenditures from continuing operations	**$ 1,578**	$ 1,566	$ 1,292
Depreciation expense from continuing operations			
Media Networks	**$ 196**	$ 184	$ 179
Parks and Resorts			
Domestic	**803**	790	780
International	**342**	304	279
Studio Entertainment	**41**	31	30
Consumer Products	**22**	18	23
Corporate	**123**	132	126
Total depreciation expense from continuing operations	**$ 1,527**	$ 1,459	$ 1,417
Identifiable assets[1][2]			
Media Networks	**$27,426**	$27,692	
Parks and Resorts	**16,916**	16,311	
Studio Entertainment	**11,123**	10,812	
Consumer Products	**1,738**	1,553	
Corporate[3]	**5,294**	4,560	
Total consolidated assets	**$62,497**	$60,928	
Supplemental revenue data			
Media Networks			
Advertising	**$ 7,197**	$ 7,112	$ 7,222
Affiliate Fees	**6,793**	6,139	5,538
Parks and Resorts			
Merchandise, food and beverage	**3,653**	3,454	3,221
Admissions	**3,623**	3,342	3,085
Revenues			
United States and Canada	**$28,506**	$27,286	$26,027
Europe	**6,805**	5,898	5,266
Asia Pacific	**1,811**	1,732	1,917
Latin America and Other	**721**	594	537
	$37,843	$35,510	$33,747

	2008	2007	2006
Segment operating income			
United States and Canada	**$ 6,472**	$ 6,026	$4,797
Europe	**1,423**	1,192	918
Asia Pacific	**386**	437	542
Latin America and Other	**175**	156	93
	$ 8,456	$ 7,811	$6,350
Identifiable assets			
United States and Canada	**$52,656**	$52,052	
Europe	**7,013**	6,588	
Asia Pacific	**2,581**	2,077	
Latin America and Other	**247**	211	
	$62,497	$60,928	

[1] Identifiable assets include amounts associated with equity method investments. Equity method investments, by segment, are as follows:

	2008	2007
Media Networks	**$1,288**	$677
Studio Entertainment	**6**	10
Consumer Products	**–**	1
Corporate	**33**	18
	$1,327	$706

[2] Goodwill and intangible assets, by segment, are as follows:

	2008	2007
Media Networks	**$18,465**	$18,403
Parks and Resorts	**172**	173
Studio Entertainment	**5,021**	5,065
Consumer Products	**684**	691
Corporate	**237**	247
	$24,579	$24,579

[3] Primarily deferred tax assets, investments, fixed assets, and other assets.

NOTE 2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation The consolidated financial statements of the Company include the accounts of The Walt Disney Company and its subsidiaries after elimination of intercompany accounts and transactions. In December 1999, DVD Financing, Inc. (DFI), a subsidiary of Disney Vacation Development, Inc. and an indirect subsidiary of the Company, completed a receivable sale transaction that established a facility that permits DFI to sell receivables arising from the sale of vacation club memberships on a periodic basis. In connection with this facility, DFI prepares separate financial statements, although its separate assets and liabilities are also consolidated in these financial statements. The ability to add new receivables to this facility ends on December 4, 2008 and, as a result of market conditions, we may not be able to renew the facility on terms acceptable to the Company.

Accounting Changes

SFAS 161 In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* (SFAS 161). SFAS 161 amends and expands the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why the Company uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect the Company's financial position, financial performance and cash flows. SFAS 161 is effective for the Company in the second quarter of fiscal year 2009.

EITF 07-1 In December 2007, the FASB issued Emerging Issues Task Force Issue No. 07-1, *Accounting for Collaborative Arrangements* (EITF 07-1). EITF 07-1 defines collaborative arrangements and establishes accounting and reporting requirements for transactions between participants in the arrangement and third parties. A collaborative arrangement is a contractual arrangement that involves a joint operating activity, for example an agreement to co-produce and distribute a motion picture with another studio. EITF 07-1 is effective for the Company's 2010 fiscal year. The Company is currently assessing the potential effect of EITF 07-1 on its financial statements.

SFAS 141R In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, *Business Combinations* (SFAS 141R), which replaces SFAS 141, *Business Combinations.* SFAS 141R establishes principles and requirements for determining how an enterprise recognizes and measures the fair value of certain assets and liabilities acquired in a business combination, including noncontrolling interests, contingent consideration, and certain acquired contingencies. SFAS 141R also requires acquisition-related transaction expenses and restructuring costs be expensed as incurred rather than capitalized as a component of the business combination. SFAS 141R will be applicable prospectively to business combinations beginning in the Company's 2010 fiscal year.

SFAS 160 In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51* (SFAS 160). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary. SFAS 160 also requires that a retained noncontrolling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. SFAS 160 is effective for the Company's 2010 fiscal year. Upon adoption of SFAS 160, the Company will be required to report its noncontrolling interests as a separate component of shareholders' equity. The Company will also be required to present net income allocable to the noncontrolling interests and net income attributable to the shareholders of the Company separately in its consolidated statements of income. Currently, noncontrolling interests (minority interests) are reported between liabilities and shareholders' equity in the Company's statement of financial position and the related income attributable to minority interests is reflected as an expense in arriving at net income. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 are to be applied prospectively.

SFAS 159 In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115* (SFAS 159). SFAS 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value, with changes in fair value recognized in earnings. SFAS 159 is effective for the Company's 2009 fiscal year. The Company does not expect that the adoption of SFAS 159 will have a material impact on its financial statements.

SFAS 158 In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158).

This statement requires recognition of the overfunded or underfunded status of defined benefit pension and other postretirement plans as an asset or liability in the statement of financial position and changes in that funded status to be recognized in comprehensive income in the year in which the changes occur. SFAS 158 also requires measurement of the funded status of a plan as of the end of the fiscal year. The Company adopted the recognition provision of SFAS 158 in fiscal year 2007 which resulted in a $261 million charge to accumulated other comprehensive income. The Company will adopt the measurement date provisions at the beginning of the first quarter of fiscal year 2009 which will result in a reduction of approximately $40 million to retained earnings.

SFAS 157 In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS 157 is effective for the Company's 2009 fiscal year. In February 2008, the FASB issued FSP SFAS No. 157-2, *Effective Date of FASB Statement No. 157* (FSP 157-2), which delays the effective date for SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until the Company's 2010 fiscal year. The Company does not expect that the adoption of SFAS 157 will have a material impact on its financial statements.

SAB 108 In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108). SAB 108 was issued in order to eliminate the diversity in practice surrounding how public companies quantify financial statement misstatements. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. The Company adopted SAB 108 at the end of fiscal 2007, and the adoption did not have a material impact on the Company's financial statements.

FIN 48 In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in FIN 48 as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company adopted FIN 48 at the beginning of fiscal year 2008. Applying FIN 48 to all existing tax positions upon adoption resulted in reductions of $148 million and $15 million to opening retained earnings and minority interests, respectively.

Reporting Period The Company's fiscal year ends on the Saturday closest to September 30 and consists of fifty-two weeks with the exception that approximately every six years, we have a fifty-three week year. When a fifty-three week year occurs, the Company reports the additional week in the fourth quarter. Fiscal 2009 is a fifty-three week year beginning on September 28, 2008 and ending on October 3, 2009.

Reclassifications Certain reclassifications have been made in the fiscal 2007 and fiscal 2006 financial statements and notes to conform to the fiscal 2008 presentation.

At the beginning of fiscal 2008, the Company began reporting Hyperion Publishing in the Media Networks segment. Previously, Hyperion Publishing had been reported in the Consumer Products segment. Prior-year amounts (which are not material) have been reclassified to conform to the current year presentation.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results may differ from those estimates.

Revenue Recognition Broadcast advertising revenues are recognized when commercials are aired. Revenues from television subscription services related to the Company's primary cable programming services are recognized as services are provided. Certain of the Company's existing contracts with cable and satellite operators include annual live programming commitments. In these cases, recognition of revenues subject to the commitments is deferred until the annual commitments are satisfied, which generally results in higher revenue recognition in the second half of the year.

Revenues from advance theme park ticket sales are recognized when the tickets are used. For non-expiring, multi-day tickets, we recognize revenue over a three-year time period based on estimated usage patterns that are derived from historical usage patterns. Revenues from corporate sponsors at the theme parks are generally recognized over the period of the applicable agreements commencing with the opening of the related attraction.

Revenues from the theatrical distribution of motion pictures are recognized when motion pictures are exhibited. Revenues from video and video game sales, net of anticipated returns and customer incentives, are recognized on the date that video units are made available for sale by retailers. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecast by the licensee and when certain other conditions are met.

Merchandise licensing advances and guarantee royalty payments are recognized based on the contractual royalty rate when the licensed product is sold by the licensee. Non-refundable advances and minimum guarantee royalty payments in excess of royalties earned are generally recognized as revenue at the end of the contract term.

Taxes collected from customers and remitted to governmental authorities are presented in the Consolidated Statements of Income on a net basis.

Advertising Expense Advertising costs are expensed as incurred. Advertising expense for fiscal 2008, 2007 and 2006 was $2.9 billion, $2.6 billion and $2.5 billion, respectively.

Cash and Cash Equivalents Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

Investments Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and reported at amortized cost. Debt securities not classified as held-to-maturity and marketable equity securities are classified as either "trading" or "available-for-sale," and are recorded at fair value with unrealized gains and losses included in earnings or accumulated other comprehensive income/(loss), respectively. All other equity securities are accounted for using either the cost method or the equity method.

The Company regularly reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the Consolidated Statements of Income.

Translation Policy The U.S. dollar is the functional currency for the majority of our international operations. The local currency is the functional currency for Euro Disney, Hong Kong Disneyland, JETIX and international locations of The Disney Stores.

For U.S. dollar functional currency locations, foreign currency assets and liabilities are remeasured into U.S. dollars at end-of-period exchange rates, except for nonmonetary balance sheet accounts, which are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to the non-monetary balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in income.

For local currency functional locations, assets and liabilities are translated at end-of-period rates while revenues and expenses are translated at average rates in effect during the period. Equity is translated at historical rates and the resulting cumulative translation adjustments are included as a component of accumulated other comprehensive income.

Inventories Carrying amounts of merchandise, materials, and supplies inventories are generally determined on a moving average cost basis and are stated at the lower of cost or market.

Film and Television Costs Film and television costs include capitalizable production costs, production overhead, interest, development costs, and acquired production costs and are stated at the lower of cost, less accumulated amortization, or fair value. Acquired programming costs for the Company's television and cable networks are stated at the lower of cost, less accumulated amortization, or net realizable value. Acquired television broadcast program licenses and rights are recorded when the license period begins and the program is available for use. Marketing, distribution, and general and administrative costs are expensed as incurred.

Film and television production and participation costs are expensed based on the ratio of the current period's gross revenues to estimated remaining total gross revenues (Ultimate Revenues) from all sources on an individual production basis. Ultimate Revenues for film productions include revenues that will be earned within ten years of the date of the initial theatrical release. For television network series, we include revenues that will be earned within ten years of the delivery of the first episode, or if still in production, five years from the date of delivery of the most recent episode, if later. For acquired film libraries, remaining revenues include amounts to be earned for up to twenty years from the date of acquisition. Costs of film and television productions are subject to regular recoverability assessments which compare the estimated fair values with the unamortized costs. The amount by which the unamortized costs of film and television productions exceed their estimated fair values is written off. Film development costs for projects that have been abandoned or have not been set for production within three years are generally written off.

We expense the cost of television broadcast rights for acquired movies, series and other programs based on the number of times the program is expected to be aired or on a straight-line basis over the useful life, as appropriate. Rights costs for multi-year sports programming arrangements are amortized based upon the ratio of the current period's gross revenues to Ultimate Revenues (the Projected Revenue Method) or on a straight-line basis over the contract period, as appropriate. Ultimate Revenues for multi-year sports programming rights include both advertising revenues and an allocation of affiliate fees. If the annual contractual payments related to each season over the term of a multi-year sports programming arrangement approximate each season's rights cost based on the Projected Revenue Method, we expense the related annual payments during the applicable season. Individual programs are written-off when there are no plans to air or sublicense the program.

The net realizable value of network television broadcast program licenses and rights is reviewed using a daypart methodology. A daypart is defined as an aggregation of programs broadcast during a particular time of day or programs of a similar type. The Company's dayparts are early morning, daytime, late night, primetime, news, children, and sports (includes network and cable). The net realizable values of other cable programming assets are reviewed on an aggregated basis for each cable channel.

Internal-Use Software Costs The Company expenses costs incurred in the preliminary project stage of developing or acquiring internal use software, such as research and feasibility studies, as well as costs incurred in the post-implementation/operational stage, such as maintenance and training. Capitalization of software development costs occurs only after the preliminary-project stage is complete, management authorizes the project, and it is probable that the project will be completed and the software will be used for the function intended. As of September 27, 2008 and September 29, 2007, capitalized software costs, net of accumulated depreciation, totaled $526 million and $555 million, respectively. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software, ranging from 3-10 years.

Software Product Development Costs Software product development costs incurred prior to reaching technological feasibility are expensed. We have determined that technological feasibility of the software is not established until substantially all product development is complete.

Parks, Resorts and Other Property Parks, resorts, and other property are carried at historical cost. Depreciation is computed on the straight-line method over estimated useful lives as follows:

Attractions	25 – 40 years
Buildings and improvements	40 years
Leasehold improvements	Life of lease or asset life if less
Land improvements	20 – 40 years
Furniture, fixtures and equipment	3 – 25 years

Goodwill and Other Intangible Assets The Company performs an annual impairment test at fiscal year end for goodwill and other indefinite-lived intangible assets, including FCC licenses and trademarks. As required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), goodwill is allocated to various reporting units, which are generally one level below our operating segments.

To determine if there is potential goodwill impairment, SFAS 142 requires the Company to compare the fair value of the reporting unit to its carrying amount on an annual basis. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value of its goodwill.

To determine the fair value of our reporting units, we generally use a present value technique (discounted cash flow) corroborated by market multiples when available and as appropriate, except for the ABC Television Network, a business within the Media Networks operating segment, for which we used a revenue multiple. We used a revenue multiple as a present value technique may not consistently capture the full fair value of the ABC Television Network, and there is little comparable market data available due to the scarcity of television networks. We applied what we believe to be the most appropriate valuation methodology for each of our reporting units. If we had established different reporting units or utilized different valuation methodologies, the impairment test results could differ.

SFAS 142 requires the Company to compare the fair values of other indefinite-lived intangible assets to their carrying amounts. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized. Fair values of other indefinite-lived intangible assets are determined based on discounted cash flows or appraised values, as appropriate.

We completed our impairment testing as of September 27, 2008, which resulted in a non-cash impairment charge of $39 million related to ESPN Radio and Radio Disney FCC licenses. During fiscal years 2007 and 2006, the Company recorded non-cash impairment charges of $26 million and $32 million, respectively, related to ESPN Radio and Radio Disney FCC licenses. These impairment charges reflected overall market declines in certain radio markets in which we operate.

Amortizable intangible assets, principally copyrights, are generally amortized on a straight-line basis over periods of up to 31 years.

Risk Management Contracts In the normal course of business, the Company employs a variety of financial instruments to manage its exposure to fluctuations in interest rates, foreign currency exchange rates, and investments in equity and debt securities, including interest rate and cross-currency swap agreements; forward, option and "swaption" contracts and interest rate caps.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. There are two types of derivatives into which the Company enters: hedges of fair value exposure and hedges of cash flow exposure. Hedges of fair value exposure are entered into in order to hedge the fair value of a recognized asset, liability, or a firm commitment. Hedges of cash flow exposure are entered into in order to hedge a forecasted transaction (e.g. forecasted revenue) or the variability of cash flows to be paid or received, related to a recognized liability or asset (e.g. floating rate debt).

The Company designates and assigns the financial instruments as hedges of forecasted transactions, specific assets or specific liabilities. When hedged assets or liabilities are sold or extinguished or the forecasted transactions being hedged are no longer expected to occur, the Company recognizes the gain or loss on the designated hedging financial instruments.

Option premiums and unrealized gains on forward contracts and the accrued differential for interest rate and cross-currency swaps to be received under the agreements are recorded on the balance sheet as other assets. Unrealized losses on forward contracts and the accrued differential for interest rate and cross-currency swaps to be paid under the agreements are included in liabilities. Realized gains and losses from hedges are classified in the income statement consistent with the accounting treatment of the items being hedged. The Company accrues the differential for interest rate and cross-currency swaps to be paid or received under the agreements as interest rates and exchange rates change as adjustments to interest expense over the lives of the swaps. Gains and losses on the termination of effective swap agreements, prior to their original maturity, are deferred and amortized to interest expense over the remaining term of the underlying hedged transactions.

The Company enters into risk management contracts that are not designated as hedges and do not qualify for hedge accounting. These contracts are intended to offset certain economic exposures of the Company and are carried at market value with any changes in value recorded in earnings. Cash flows from hedging activities are classified in the Consolidated Statements of Cash Flows under the same category as the cash flows from the related assets, liabilities or forecasted transactions (see Notes 7 and 13).

Income Taxes The Company accounts for current and deferred income taxes in accordance with FAS 109, *Accounting for Income Taxes*. When appropriate, deferred tax assets and liabilities are recorded with respect to temporary differences in the accounting treatment of items for financial reporting purposes and for income tax purposes. Where, based on the weight of all available evidence, it is more likely than not that some amount of recorded deferred tax assets will not be realized, a valuation allowance is established for that amount that, in management's judgment, is sufficient to reduce the deferred tax asset to an amount that is more likely than not to be realized.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in FIN 48 as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company adopted FIN 48 at the beginning of fiscal year 2008. Applying FIN 48 to all tax positions upon adoption resulted in reductions of $148 million and $15 million to opening retained earnings and minority interests, respectively.

Earnings Per Share The Company presents both basic and diluted earnings per share (EPS) amounts. Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted EPS is based upon the weighted average number of common and common equivalent shares outstanding during the year which is calculated using the treasury-stock method for equity-based awards and assumes conversion of the Company's convertible senior notes which were redeemed during the year (see Note 7). Common equivalent shares are excluded from the computation in periods for which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period are anti-dilutive and, accordingly, are excluded from the calculation.

A reconciliation of income from continuing operations and the weighted average number of common and common equivalent shares outstanding for calculating diluted earnings per share from continuing operations is as follows:

	2008	2007	2006
Income from continuing operations	**$4,427**	$4,674	$3,304
Interest expense on convertible senior notes (net of tax)	**12**	21	21
	$4,439	$4,695	$3,325
Weighted average number of common shares outstanding (basic)	**1,890**	2,004	2,005
Weighted average dilutive impact of equity-based compensations awards	**34**	43	26
Weighted average assumed conversion of convertible senior notes	**24**	45	45
Weighted average number of common and common equivalent shares outstanding (diluted)	**1,948**	2,092	2,076

For fiscal 2008, 2007 and 2006, options for 70 million, 43 million and 112 million shares, respectively, were excluded from the diluted EPS calculation because they were anti-dilutive.

NOTE 3.
SIGNIFICANT ACQUISITIONS AND DISPOSITIONS AND OTHER EXPENSE/INCOME

Acquisition of Pixar On May 5, 2006, the Company completed an all stock acquisition of Pixar, a digital animation studio (the Acquisition). To purchase Pixar, Disney exchanged 2.3 shares of its common stock for each share of Pixar common stock, resulting in the issuance of 279 million shares of Disney common stock, and converted previously issued vested and unvested Pixar equity-based awards into approximately 45 million Disney equity-based awards. The Acquisition purchase price was $7.5 billion ($6.4 billion, net of Pixar's cash and investments of approximately $1.1 billion).

In accordance with EITF 04-1, *Accounting for Pre-Existing Relationships between the Parties to a Business Combination* (EITF 04-1), the Company recognized a $48 million non-cash gain from the deemed termination of the existing Pixar distribution agreement. In addition, the Company abandoned the Pixar sequel projects commenced by the Company prior to the acquisition and recorded a pre-tax impairment charge totaling $26 million, which represents the costs of these projects incurred through the abandonment date. These two items are classified in "Other (expense) / income" in the Consolidated Statement of Income.

The Company allocated the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. Goodwill of $4.8 billion, $0.6 billion, and $0.2 billion was allocated to the Studio Entertainment, Consumer Products, and Parks and Resorts operating segments, respectively. The goodwill is not amortizable for tax purposes.

The following table presents unaudited pro forma results of Disney for fiscal 2006 as though Pixar had been acquired as of the beginning of fiscal 2006. These pro forma results do not necessarily represent what would have occurred if the Acquisition had taken place as of the beginning of fiscal 2006 and do not represent the results that may occur in the future. The pro forma amounts represent the historical operating results of Disney and Pixar with adjustments for purchase accounting.

	Fiscal Year 2006 (unaudited)
Revenues	$34,299
Net Income	$ 3,395
Earnings per share:	
Diluted	$ 1.52
Basic	$ 1.56

Other Acquisitions On May 9, 2008, the Company acquired an 18% interest (bringing the fully diluted interest to 32%) in UTV Software Communications Limited (UTV), a media company headquartered and publicly traded in India, for approximately $197 million. In accordance with Indian securities regulations, the Company was required to make an open tender offer to purchase up to an additional 23% of UTV's voting shares held by the public for a price equivalent to the May 9th Indian rupee purchase price. In November 2008, the Company completed the open offer and acquired an incremental 23% of UTV's voting shares for approximately $138 million. Due to the change in the exchange rate between the US dollar and the Indian rupee from May to November, the dollar price per share was lower in November. UTV's founder has a four year option to buy an amount up to the total amount of shares that the Company acquired during the open offer period at a price no less than the Company's open offer price or the then trading price, capped at a 10% annual return. The Company does not have the right to vote the shares subject to the option until the expiration of the option. In addition to the acquisition of UTV, on August 5, 2008, the Company invested $28 million in a UTV subsidiary, UTV Global Broadcasting Limited (UGBL).

On April 30, 2008, the Company acquired certain assets of the Disney Stores North America for approximately $64 million in cash and terminated its long-term licensing arrangement relating to the Disney Stores. The Company acquired the inventory, leasehold improvements, and certain fixed assets of, and assumed the leases on, 229 stores that it currently operates. The Company conducted the wind-down and closure of an additional 88 stores but did not assume the leases on these stores.

In connection with the acquisition, the Company waived its rights to certain claims against TCP and, as required by the provisions of Emerging Issues Task Force Issue No. 04-1, *Accounting for Pre-Existing Relationships between the Parties to a Business Combination*, recorded an $18 million non-cash gain for the estimated fair value of the claims. The gain is classified in "Other (expense) / income" in the Consolidated Statement of Income.

On August 1, 2007, the Company acquired all of the outstanding shares of Club Penguin Entertainment, Inc. (Club Penguin), a Canadian company that operates clubpenguin.com, an online virtual world for children. The purchase price included upfront cash consideration of approximately $350 million and additional consideration of up to $350 million that may be paid if Club Penguin achieves predefined earnings targets for calendar years 2008 and 2009.

On February 1, 2007, the Company acquired all the outstanding shares of NASN Limited, an Irish company that operates cable television networks in Europe dedicated to North American sporting events and related programming, for consideration valued at $112 million consisting of cash and assumption of debt.

ABC Radio Transaction On June 12, 2007, the Company completed the spin-off of its wholly-owned subsidiary, ABC Radio Holdings, Inc., and its merger into a subsidiary of Citadel Broadcasting Corporation (Citadel). Prior to the spin-off, the Company consolidated its ABC Radio business, consisting of 22 large-market radio stations and the ABC Radio Network businesses, under ABC Radio Holdings, Inc. The transaction did not include the Company's ESPN Radio or Radio Disney network and station businesses.

As a result of the spin-off and merger, Company shareholders received approximately 0.0768 shares of Citadel common stock in exchange for each share of Disney common stock held as of June 6, 2007. Approximately 151.7 million shares of Citadel common stock were issued to Company shareholders in the merger. As part of the transaction, the Company retained $1.35 billion of cash, representing the proceeds from debt raised by ABC Radio Holdings, Inc. prior to the spin-off. This debt and the assets and other liabilities of the ABC Radio business were removed from the Company's balance sheet as a distribution at book value. Consequently, there was no gain or loss recorded and the negative net book value of $132 million was credited to retained earnings.

Results of the ABC Radio business have been reported as discontinued operations for all periods.

Summarized financial information for the discontinued ABC Radio business through the date of the spin-off is as follows (in millions):

INCOME STATEMENT DATA:

	2007	2006
Revenues	$372	$538
Income from discontinued operations before income taxes	$ 45	$123

BALANCE SHEET DATA:

	June 12, 2007
Assets	
Current assets	$ 132
Property and equipment	56
FCC licenses	476
Goodwill	726
Other assets	7
	1,397
Liabilities	
Current liabilities	25
Borrowings	1,350
Long-term liabilities	154
Net assets of discontinued operations	$ (132)

Dispositions The following dispositions occurred during fiscal 2008, 2007 and 2006:

- The movies.com business was sold for $17 million on June 18, 2008, resulting in a pre-tax gain of $14 million.
- The Company's 39.5% interest in E! Entertainment Television was sold to Comcast for $1.23 billion on November 21, 2006, resulting in a pre-tax gain of $780 million ($487 million after-tax).
- The Company's 50% interest in Us Weekly was sold for $300 million on October 2, 2006, resulting in a pre-tax gain of $272 million ($170 million after-tax).
- A cable television equity investment in Spain was sold for $67 million on November 23, 2005, resulting in a pre-tax gain of $57 million.
- The Discover Magazine business was sold for $14 million on October 7, 2005, resulting in a pre-tax gain of $13 million.

These gains are reported in "Other (expense) / income" in the Consolidated Statements of Income.

Other (expense) / income is as follows:

	2008	2007	2006
Accounting gain related to the acquisition of the Disney Stores North America	**$ 18**	$ —	$ —
Gain on sale of movies.com	**14**	—	—
Bad debt charge for a receivable from Lehman Brothers	**(91)**	—	—
Gain on sale of equity investment in E!	**—**	780	—
Gain on sale of equity investment in Us Weekly	**—**	272	—
Equity-based compensation plan modification charge	**—**	(48)	—
Sales of a cable television station equity investment in Spain and Discover Magazine business	**—**	—	70
Accounting gain related to the acquisition of Pixar	**—**	—	48
Impairment of Pixar related sequel titles and other	**—**	—	(30)
Other (expense) / income	**$(59)**	$1,004	$ 88

The changes in the carrying amount of goodwill for the years ended September 27, 2008 and September 29, 2007 are as follows:

	Media Networks	Parks and Resorts	Studio Entertainment	Consumer Products	Total
Balance at September 30, 2006	$16,899	$173	$4,791	$642	$22,505
Acquisitions	475	—	—	21	496
Dispositions	(726)	—	—	—	(726)
Capital Cities/ABC, Inc. acquisition adjustment and other, net	(187)	—	(3)	—	(190)
Balance at September 29, 2007	$16,461	$173	$4,788	$663	$22,085
Acquisitions	91	—	—	—	91
Other, net	18	(1)	(37)	(5)	(25)
Balance at September 27, 2008	**$16,570**	**$172**	**$4,751**	**$658**	**$22,151**

In fiscal 2007, certain preacquisition tax contingencies related to the Company's 1996 acquisition of Capital Cities/ABC, Inc. were reversed against goodwill.

NOTE 4.
INVESTMENTS

Investments consist of the following:

	September 27, 2008	September 29, 2007
Investments, equity basis[1]	**$1,327**	$706
Investments, other	**194**	237
Investment in aircraft leveraged leases	**42**	52
	$1,563	$995

[1] Equity investments consist of investments in companies over which the Company has significant influence but not the majority of the equity or risks and rewards.

Investments, Equity Basis A summary of combined financial information for equity investments, which include cable investments such as A&E Television Networks (37.5% owned) and Lifetime Entertainment Services (50.0% owned), is as follows:

	2008	2007	2006
Results of Operations:			
Revenues	**$4,981**	$4,351	$4,447
Net Income	**$1,455**	$1,137	$1,170

	September 27, 2008	September 29, 2007
Balance Sheet:		
Current assets	**$3,230**	$2,383
Non-current assets	**1,653**	1,331
	$4,883	$3,714
Current liabilities	**$1,403**	$1,113
Non-current liabilities	**1,191**	1,060
Shareholders' equity	**2,289**	1,541
	$4,883	$3,714

During fiscal 2007, the Company sold its interests in E! and Us Weekly. See Note 3 for further discussion.

Investments, Other As of September 27, 2008 and September 29, 2007, the Company held $72 million and $99 million, respectively, of securities classified as available-for-sale and $122 million and $138 million, respectively, of non-publicly traded cost-method investments.

In 2008, 2007 and 2006, the Company had no significant gains or losses on available-for-sale securities.

In 2008, 2007 and 2006, the Company recorded non-cash charges of $26 million, $18 million and $0 million, respectively, to reflect other-than-temporary losses in value of certain investments.

NOTE 5.
EURO DISNEY AND HONG KONG DISNEYLAND

The Company has a 51% effective ownership interest in the operations of Euro Disney and a 43% ownership interest in the operations of Hong Kong Disneyland which are both consolidated under FIN 46R, *Consolidation of Variable Interest Entities.*

The following table presents a condensed consolidating balance sheet for the Company as of September 27, 2008, reflecting the impact of consolidating the balance sheets of Euro Disney and Hong Kong Disneyland.

	Before Euro Disney and Hong Kong Disneyland Consolidation	Euro Disney, Hong Kong Disneyland and Adjustments	Total
Cash and cash equivalents	$ 2,308	$ 693	$ 3,001
Other current assets	8,346	319	8,665
Total current assets	10,654	1,012	11,666
Investments	2,286	(723)	1,563
Fixed assets	12,793	4,739	17,532
Other assets	31,679	57	31,736
Total assets	$57,412	$5,085	$62,497
Current portion of borrowings	$ 3,030	$ 499	$ 3,529
Other current liabilities	7,357	705	8,062
Total current liabilities	10,387	1,204	11,591
Borrowings	7,903	3,207	11,110
Deferred income taxes and other long-term liabilities	5,945	184	6,129
Minority interests	854	490	1,344
Shareholders' equity	32,323	—	32,323
Total liabilities and shareholders' equity	$57,412	$5,085	$62,497

The following table presents a condensed consolidating income statement of the Company for the year ended September 27, 2008, reflecting the impact of consolidating the income statements of Euro Disney and Hong Kong Disneyland.

	Before Euro Disney and Hong Kong Disneyland Consolidation[1]	Euro Disney, Hong Kong Disneyland and Adjustments	Total
Revenues	$ 35,593	$ 2,250	$ 37,843
Cost and expenses	(28,251)	(2,188)	(30,439)
Other expense	(59)	—	(59)
Net interest expense	(356)	(168)	(524)
Equity in the income of investees	545	36	581
Income (loss) before income taxes and minority interests	7,472	(70)	7,402
Income taxes	(2,673)	—	(2,673)
Minority interests	(372)	70	(302)
Net income	$ 4,427	$ —	$ 4,427

[1]These amounts include Euro Disney and Hong Kong Disneyland under the equity method of accounting. As such, royalty and management fee income from these operations is included in Revenues and our share of their net income/loss is included in Equity in the income of investees.

The following table presents a condensed consolidating cash flow statement of the Company for the year ended September 27, 2008, reflecting the impact of consolidating the cash flow statements of Euro Disney and Hong Kong Disneyland.

	Before Euro Disney and Hong Kong Disneyland Consolidation	Euro Disney, Hong Kong Disneyland and Adjustments	Total
Cash provided by operations	$ 5,206	$ 240	$ 5,446
Investments in parks, resorts, and other property	(1,438)	(140)	(1,578)
Other investing activities	(576)	(8)	(584)
Cash used in financing activities	(3,950)	(3)	(3,953)
(Decrease) / increase in cash and cash equivalents	(758)	89	(669)
Cash and cash equivalents, beginning of year	3,066	604	3,670
Cash and cash equivalents, end of year	$ 2,308	$ 693	$ 3,001

Euro Disney Financial Restructuring Effective October 1, 2004, Euro Disney, the Company, and Euro Disney's lenders finalized a Memorandum of Agreement (MOA) related to the financial restructuring of Euro Disney (the 2005 Financial Restructuring) which provided for new financing as well as the restructuring of Euro Disney's existing financing at that time. The transactions contemplated by the MOA were fully implemented on February 23, 2005 with the completion of a €253 million equity rights offering in which the Company invested €100 million. The MOA included the following provisions with respect to royalties and management fees payable by Euro Disney to the Company:

- Royalties and management fees for fiscal 2005 through fiscal 2009, totaling €25 million per year, payable to the Company are to be unconditionally deferred and converted into subordinated long-term borrowings
- Royalties and management fees for fiscal 2007 through fiscal 2014, of up to €25 million per year, are subject to conditional deferral and will be converted into subordinated long-term borrowings if operating results do not achieve specified levels. Royalties and management fees for fiscal 2007 subject to conditional deferral were not deferred and have been paid. Based on operating results and subject to third-party confirmation, the Company does not expect royalties and management fees subject to conditional deferral for fiscal 2008 to be deferred

Certain indirect, wholly-owned subsidiaries of The Walt Disney Company have liability as current or former general partners of Euro Disney Associés S.C.A.(Disney S.C.A.). In addition to their equity interest in Disney S.C.A., certain of these subsidiaries of the Company have been capitalized with interest-bearing demand notes with an aggregate face value of €200 million. In addition, interest has accrued on the notes from the date of issuance and has been added to the amount owed.

NOTE 6.
FILM AND TELEVISION COSTS

Film and Television costs are as follows:

	September 27, 2008	September 29, 2007
Theatrical film costs		
Released, less amortization	**$1,444**	$1,889
Completed, not released	**373**	164
In-process	**1,430**	912
In development or pre-production	**126**	168
	3,373	3,133
Television costs		
Released, less amortization	**789**	804
Completed, not released	**396**	295
In-process	**211**	278
In development or pre-production	**16**	10
	1,412	1,387
Television broadcast rights	**1,150**	1,162
	5,935	5,682
Less current portion	**541**	559
Non-current portion	**$5,394**	$5,123

Based on management's total gross revenue estimates as of September 27, 2008, approximately 83% of unamortized film and television costs for released productions (excluding amounts allocated to acquired film and television libraries) are expected to be amortized during the next three years. Approximately $572 million of accrued participation and residual liabilities will be paid in fiscal year 2009. The Company expects to amortize, based on current estimates, approximately $1.5 billion in capitalized film and television production costs during fiscal 2009.

At September 27, 2008, acquired film and television libraries have remaining unamortized costs of $391 million, which are generally amortized straight-line over a weighted-average remaining period of approximately 11 years.

NOTE 7.
BORROWINGS

The Company's borrowings at September 27, 2008 and September 29, 2007, including the impact of interest rate swaps designated as hedges, are summarized below:

			2008				
				Interest rate and Cross-Currency Swaps[2]			
	2008	2007	Stated Interest Rate[1]	Pay Floating	Pay Fixed	Effective Interest Rate[3]	Swap Maturities
Commercial paper borrowings	**$ 1,985**	$ 2,686	2.07%	$ —	$ —	2.07%	
U.S. medium-term notes	**7,005**	6,340	5.52%	1,400	—	4.95%	2010-2018
Convertible senior notes	**—**	1,323	—	—	—	—	
European medium-term notes	**318**	163	3.21%	318	—	3.96%	2010-2013
Other foreign currency denominated debt	**825**	328	2.50%	825	—	4.17%	
Capital Cities/ABC debt	**178**	181	9.05%	—	—	8.80%	
Film financing	**248**	355	—	—	—	—	
Other[4]	**374**	213	—	—	—	—	
	10,933	11,589	4.36%	2,543	—	4.12%	
Euro Disney (ED) and Hong Kong Disneyland (HKDL):							
ED – CDC loans	**1,469**	1,418	5.15%	—	—	5.12%	
ED – Credit facilities & other	**482**	568	8.28%	—	176	7.54%	2009
ED – Other advances	**506**	490	3.23%	—	22	3.16%	2009
HKDL – Senior and other borrowings	**1,249**	1,107	6.12%	—	174	6.21%	2009
	3,706	3,583	5.62%	—	372	5.54%	
Total borrowings	**14,639**	15,172	4.68%	2,543	372	4.48%	
Less current portion	**3,529**	3,280		—	174		
Total long-term borrowings	**$11,110**	$11,892		$2,543	$198		

[1] The stated interest rate represents the weighted-average coupon rate for each category of borrowings. For floating rate borrowings, interest rates are based upon the rates at September 27, 2008; these rates are not necessarily an indication of future interest rates.

[2] Amounts represent notional values of interest rate and cross-currency swaps as of September 27, 2008.

[3] The effective interest rate includes the impact of existing and terminated interest rate and cross-currency swaps on the stated rate of interest. Other adjustments to the stated interest rate such as purchase accounting adjustments and debt issuance costs did not have a material impact on the overall effective interest rate.

[4] Includes market value adjustments for debt with qualifying hedges totaling $202 million and $150 million at September 27, 2008 and September 29, 2007, respectively.

Commercial Paper At September 27, 2008, the Company had $2.0 billion of commercial paper debt outstanding and bank facilities totaling $4.5 billion to support its commercial paper borrowings, with half of the facilities scheduled to expire in 2010 and the other half in 2011. These bank facilities allow for borrowings at LIBOR-based rates plus a spread, which depends on the Company's public debt rating and can range from 0.175% to 0.75%. The Company also has the ability to issue up to $800 million of letters of credit under the facility expiring in 2011, which if utilized, reduces available borrowing under this facility. As of September 27, 2008, $368 million of letters of credit had been issued, of which $240 million was issued under this facility, leaving total available borrowing capacity of nearly $4.2 billion under these bank facilities. The Company's bank facilities contain only one financial covenant, relating to interest coverage, which the Company met on September 27, 2008 by a significant margin. The Company's bank facilities also specifically exclude certain entities, including Euro Disney and Hong Kong Disneyland, from any representations, covenants, or events of default. As of September 27, 2008, the Company had not borrowed against the facilities.

Shelf Registration Statement At September 27, 2008, the Company had a shelf registration statement which allows the Company to issue various types of debt instruments, such as fixed or floating rate notes, U.S. dollar or foreign currency denominated notes, redeemable notes, global notes, and dual currency or other indexed notes. Issuances under the shelf registration will require the filing of a prospectus supplement identifying the amount and terms of the securities to be issued. Our ability to issue debt is subject to market conditions and other factors impacting our borrowing capacity.

U.S. Medium-Term Note Program At September 27, 2008, the total debt outstanding under U.S. medium-term note programs was $7.0 billion. The maturities of current outstanding borrowings range from 1 to 85 years and stated interest rates range from 3.47% to 7.55%.

Convertible Senior Notes In 2003, the Company issued $1.3 billion of convertible senior notes (the Notes) due on April 15, 2023. The Notes bore interest at a fixed annual rate of 2.13% and were redeemable at the Company's option any time after April 15, 2008 at par.

On March 14, 2008, the Company announced that it would redeem the Notes on April 15, 2008 (the Redemption Date) at 100% of the principal amount of the Notes plus accrued interest through the Redemption Date. Pursuant to the redemption, each $1,000 principal amount of the Notes became convertible, at the option of the holders, into 33.9443 shares of the Company's common stock. Substantially all of the Notes were converted into 45 million shares of the Company's common stock in April 2008.

European Medium-Term Note Program At September 27, 2008, the Company had a European medium-term note program for the issuance of various types of debt instruments such as fixed or floating rate notes, U.S. dollar or foreign currency denominated notes, redeemable notes and index linked or dual currency notes. The size of the program is $4 billion. The remaining capacity under the program is $3.7 billion, subject to market conditions and other factors impacting our borrowing capacity. The remaining capacity under the program replenishes as outstanding debt under the program matures. In 2008, $155 million of debt was issued under the program. At September 27, 2008, the total debt outstanding under the program was $318 million. The maturities of outstanding borrowings range from 2 to 5 years, and stated interest rates range from 1.44% to 4.90%. The Company has outstanding borrowings under the program denominated in U.S. dollars and Japanese Yen.

Other Foreign Currency Denominated Debt In connection with the acquisition of Club Penguin Entertainment, Inc. in July 2007, the Company executed a credit agreement denominated in Canadian (CAD) dollars and raised CAD$328 million ($317 million at September 27, 2008 exchange rates) of borrowings. The loan bears interest at CAD LIBOR plus 0.225% (4.33% at September 27, 2008) and matures in 2013.

In July 2008, the Company executed a loan agreement denominated in Japanese Yen (JPY) and raised JPY54 billion ($508 million at September 27, 2008 exchange rates) of borrowings. The loan bears interest at Japanese LIBOR plus 0.42% (1.36% at September 27, 2008) and matures in 2013.

Capital Cities/ABC Debt In connection with the Capital Cities/ABC, Inc. acquisition in 1996, the Company assumed various debt previously issued by Capital Cities/ABC, Inc. At September 27, 2008, the outstanding balance was $178 million with maturities ranging from 1 to 13 years and stated interest rates ranging from 8.75% to 9.65%.

Film Financing In August 2005, the Company entered into a film financing arrangement with a group of investors whereby the investors will fund up to approximately $500 million for 40% of the production and marketing costs of a slate of up to thirty-two live-action films, excluding certain titles such as *The Chronicles of Narnia* series and, in general, sequels to previous films (including the *Pirates of the Caribbean* sequels) not included in the slate, in return for approximately 40% of the future net cash flows generated by these films. By entering into this transaction, the Company is able to share the risks and rewards of the performance of its live-action film production and distribution activity with outside investors. As of September 27, 2008, the investors have participated in the funding of twenty-seven films. The cumulative investment in the slate by the investors, net of the cash flows generated by the slate that are returned to the investors, is classified as borrowings. Interest expense recognized from these borrowings is variable and is determined using the effective interest method based on the projected profitability of the film slate.

The last film of the slate is anticipated to be completed in fiscal 2009. The Company has the option at 5, 10 and 15 years from inception of the film financing arrangement to buy the investors' remaining interest in the slate at a price that is based on the then remaining projected future cash flows that the investors would receive from the slate. As of September 27, 2008, borrowings under this arrangement totaled $248 million.

EURO DISNEY BORROWINGS

	September 27, 2008	September 29, 2007
CDC senior debt	**$ 354**	$ 343
CDC subordinated debt – original and 1994 financing	**405**	393
CDC subordinated debt – Walt Disney Studios Park financing	**710**	682
CDC loans	**1,469**	1,418
Credit facilities and other	**482**	568
Other advances	**506**	490
	$2,457	$2,476

Euro Disney – Caisse des Dépôts et Consignations (CDC) loans. Pursuant to Euro Disney's original financing and the terms of a 1994 financial restructuring, Euro Disney borrowed funds from the CDC. As of September 27, 2008, these borrowings consisted of approximately €242 million ($354 million at September 27, 2008 exchange rates) of senior debt and €277 million ($405 million at September 27, 2008 exchange rates) of subordinated debt. The senior debt is collateralized primarily by the theme park, certain hotels, and land assets of Disneyland Resort Paris (except for Walt Disney Studios Park) with a net book value of approximately €1.4 billion ($2.0 billion at September 27, 2008 exchange rates), whereas the subordinated debt is unsecured. Interest on the senior and subordinated debt is payable semiannually. The loans bear interest at a fixed rate of 5.15% and mature from fiscal year 2009 to fiscal year 2024.

Euro Disney also executed a credit agreement with the CDC to finance a portion of the construction costs of Walt Disney Studios Park. As of September 27, 2008, approximately €486 million ($710 million at September 27, 2008 exchange rates) of subordinated loans were outstanding under this agreement. The loans bear interest at a fixed rate of 5.15% per annum. The loans mature between fiscal years 2015 and 2028.

Also, pursuant to the 2005 Financial Restructuring, the CDC agreed to conditionally defer and convert to subordinated long-term borrowings, interest payments up to a maximum amount of €20 million ($29 million at September 27, 2008 exchange rates) per year for fiscal year 2005 through fiscal year 2012 and €23 million ($34 million at September 27, 2008 exchange rates) for each of the fiscal years 2013 and 2014. Subject to third party confirmation, Euro Disney does not expect any interest to be deferred for fiscal 2008.

Euro Disney – Credit facilities and other. Pursuant to Euro Disney's original financing with a syndicate of international banks and the terms of a 1994 financial restructuring, Euro Disney borrowed funds which are collateralized primarily by the theme park, hotels, and land assets of Disneyland Resort Paris (except for Walt Disney Studios Park) with a net book value of approximately €1.4 billion ($2.0 billion at September 27, 2008 exchange rates). At September 27, 2008, the total balance outstanding was €330 million ($482 million at September 27, 2008 exchange rate). The loans mature between fiscal years 2009 and 2013.

Euro Disney – Other advances. Advances of €331 million ($484 million at September 27, 2008 exchange rates) bear interest at a fixed rate of 3.0%. The remaining advances of €15 million ($22 million at September 27, 2008 exchange rates) bear interest at EURIBOR plus 3% (8.28% at September 27, 2008). The advances are expected to mature between fiscal years 2011 and 2017, of which the €15 million ($22 million at September 27, 2008 exchange rates) are collateralized by certain hotel assets.

Euro Disney has covenants under its debt agreements that limit its investment and financing activities and require it to meet certain annual financial performance covenants. Subject to final third-party review as provided in its debt agreements, Euro Disney believes that it has complied with its financial performance covenants for fiscal year 2008.

HONG KONG DISNEYLAND BORROWINGS

	September 27, 2008	September 29, 2007
Term loan facility	**$ 283**	$ 284
Revolving credit facility	**90**	—
Senior loans	**373**	284
Other borrowings	**722**	724
Accrued interest, prior to March 2006	**56**	56
Accrued interest, other	**98**	43
Other borrowings	**876**	823
	$1,249	$1,107

Hong Kong Disneyland – Senior loans. Hong Kong Disneyland's senior loans at September 27, 2008 were borrowings pursuant to a term loan facility with a capacity of Hong Kong (HK) $2.3 billion ($296 million at September 27, 2008 exchange rates) and a revolving credit facility with a capacity of HK$800 million ($103 million at September 27, 2008 exchange rates). At September 27, 2008, both facilities had a rate of HIBOR + 1.25%.

Hong Kong Disneyland's commercial term loan and revolving credit facility agreement contained semi-annual financial performance covenants and had an original maturity of October 26, 2015. In anticipation of the prospect that the covenants would not be met for fiscal 2007, the agreement was amended in 2007 to remove the financial performance covenants, shorten the maturity of the loan to September 30, 2008 and decrease the amount of the revolving credit facility from HK$1.0 billion (approximately $129 million) to HK$800 million (approximately $103 million).

Subsequent to the end of fiscal 2008, on September 29, 2008, the Company entered into a term loan and revolving credit facility agreement with Hong Kong Disneyland pursuant to which Hong Kong Disneyland borrowed HK$2.3 billion (approximately $292 million) under a term loan and HK$700 million (approximately $90 million) under a HK$1.0 billion ($129 million) revolving credit facility. These funds were used to repay Hong Kong Disneyland's commercial term loan and revolving credit facility. Both the term loan and revolving credit facility have an effective maturity date of September 2013.

To support Hong Kong Disneyland's near-term operating needs, the Company has agreed to waive management fees for fiscal 2008 and fiscal 2009 and defer royalties for those years, with payment of the deferred royalties dependent upon the future operating performance of Hong Kong Disneyland. The Company may provide additional investment to meet Hong Kong Disneyland's longer-term financial and development needs.

Hong Kong Disneyland – Other borrowings. Hong Kong Disneyland has an unsecured loan facility of HK$5.6 billion ($722 million at September 27, 2008 exchange rates) from its other shareholder, that is scheduled to mature on dates through September 12, 2030. Pursuant to the terms of the loan facility, interest incurred prior to March 2006 of HK$433 million ($56 million at September 27, 2008 exchange rates) is not payable until the loan matures and is therefore classified as long-term borrowings. In addition, pursuant to the terms of the loan facility, interest incurred subsequent to March 2006 of HK$759 million ($98 million at September 27, 2008 exchange rates) is payable dependent upon the achievement of certain financial measurements and is also classified as long-term borrowings. The interest rate on this loan is subject to biannual revisions, but is capped at an annual rate of 6.75% (until March 12, 2014), 7.625% (until March 12, 2022) and 8.50% (until September 12, 2030). As of September 27, 2008, the rate on the loans was 6.75%.

Total borrowings excluding market value adjustments, have the following scheduled maturities:

	Before Euro Disney and Hong Kong Disneyland Consolidation	Euro Disney and Hong Kong Disneyland	Total
2009	$ 3,014	$ 499	$ 3,513
2010	949	125	1,074
2011	1,026	179	1,205
2012	1,254	225	1,479
2013	1,645	197	1,842
Thereafter	2,843	2,481	5,324
	$10,731	$3,706	$14,437

The Company capitalizes interest on assets constructed for its parks, resorts, and other property and on theatrical productions. In 2008, 2007 and 2006, total interest capitalized was $62 million, $37 million, and $30 million, respectively. Interest expense, net of capitalized interest, for 2008, 2007 and 2006 was $712 million, $746 million and $706 million.

NOTE 8.
INCOME TAXES

	2008	2007	2006
Income From Continuing Operations Before Income Taxes and Minority Interests			
Domestic (including U.S. exports)	**$6,692**	$7,344	$4,983
Foreign subsidiaries	**710**	381	341
	$7,402	$7,725	$5,324
Income Tax Expense / (Benefit)			
Current			
Federal	**$2,072**	$2,368	$1,612
State	**366**	303	125
Foreign	**362**	330	243
	2,800	3,001	1,980
Deferred			
Federal	**(95)**	(118)	(182)
State	**(32)**	(9)	39
	(127)	(127)	(143)
	$2,673	$2,874	$1,837

	September 27, 2008	September 29, 2007
Components of Deferred Tax Assets and Liabilities		
Deferred tax assets		
Accrued liabilities	**$(1,354)**	$(1,153)
Foreign subsidiaries	**(569)**	(526)
Equity-based compensation	**(371)**	(303)
Minority interest net operating losses	**(316)**	–
Other, net	**–**	(37)
Total deferred tax assets	**(2,610)**	(2,019)
Deferred tax liabilities		
Depreciable, amortizable and other property	**3,167**	3,286
Licensing revenues	**269**	340
Leveraged leases	**49**	50
Other, net	**81**	–
Total deferred tax liabilities	**3,566**	3,676
Net deferred tax liability before valuation allowance	**956**	1,657
Valuation allowance	**370**	54
Net deferred tax liability	**$ 1,326**	$ 1,711

The valuation allowance principally relates to the $316 million deferred tax asset for the minority interest share of operating losses at Euro Disney. Based on Euro Disney's historical results, no deferred tax asset had previously been recorded for these net operating losses due to the remote likelihood of their utilization. In 2008, the results of Euro Disney were such that management's judgment changed relating to these net operating losses, and a deferred tax asset with an offsetting valuation allowance in the amount of $316 million was recorded. The ultimate utilization of these net operating losses would not have a net impact on the Company's consolidated net income as any income tax benefit would be offset by a charge to minority interest in the income statement.

As of September 27, 2008, the Company had undistributed earnings of certain foreign subsidiaries of approximately $119 million, for which deferred taxes have not been provided. The Company intends to reinvest these earnings for the foreseeable future. If these amounts were distributed to the United States, in the form of dividends or otherwise, the Company would be subject to additional U.S. income taxes. Determination of the amount of unrecognized deferred income tax liabilities on these earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

A reconciliation of the effective income tax rate to the federal rate is as follows:

	2008	2007	2006
Federal income tax rate	**35.0%**	35.0%	35.0%
State taxes, net of federal benefit	**3.0**	2.8	2.3
Foreign sales corporation and extraterritorial income	**(0.1)**	(0.5)	(2.2)
Other, including tax reserves and related interest	**(1.8)**	(0.1)	(0.6)
	36.1%	37.2%	34.5%

In 2008 the Company derived tax benefits of $9 million from an exclusion provided under U.S. income tax laws with respect to certain extraterritorial income attributable to foreign trading gross receipts ("FTGRs"). This exclusion was repealed as part of the *American Jobs Creation Act of 2004* (the "Act"), which was enacted on October 22, 2004. The Act provides for a phase-out such that the exclusion for the Company's otherwise qualifying FTGRs generated in fiscal 2005, 2006 and 2007 are limited to approximately 85%, 65% and 15%, respectively. No exclusion is available for transactions originating after the first quarter of fiscal 2007.

The Act made a number of other changes to the income tax laws including the creation of a new deduction relating to qualifying domestic production activities which will affect the Company in the current and future years. The deduction equals three percent of qualifying net income for fiscal 2006 and 2007, six percent for fiscal 2008 through 2010, and nine percent for fiscal 2011 and thereafter. Our tax provisions for fiscal 2008, fiscal 2007 and fiscal 2006 reflect benefits of $97 million, $41 million and $25 million, respectively, resulting from this deduction.

The Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48) at the beginning of fiscal year 2008. See Note 2 for the impact of adopting FIN 48.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, excluding the related accrual for interest, is as follows:

Balance at September 29, 2007	$ 630
Increases in tax positions for current year	99
Increases in tax positions for prior years	221
Decreases in tax positions for prior years	(189)
Settlements with taxing authorities	(106)
Balance at September 27, 2008	$ 655

Included in the balance at September 27, 2008 is $353 million that, if recognized, would reduce our income tax expense and effective tax rate after giving effect to offsetting impacts from other tax jurisdictions.

As of September 27, 2008 and September 29, 2007, the Company had $127 million and $137 million, respectively, of accrued interest related to unrecognized tax benefits. During the current year, the Company accrued additional interest of $47 million, and recorded a $57 million reduction of accrued interest as a result of audit settlements and other prior year adjustments. The Company's policy is to report interest and penalties as a component of income tax expense.

During the current year, the Company reached resolution with respect to the Internal Revenue Service's examination of the Company's federal income tax returns for fiscal years 2001 through 2004. The Company is also subject to state and local and foreign tax audits. In the current year, the California examination of fiscal years 1997 through 1999 was completed and the New York Court of Appeals rendered a decision regarding the remaining tax matters from fiscal years 1990 through 1995. In light of the resolution of these matters, the Company is no longer subject to examination in any of its major state or foreign tax jurisdictions for years prior to 2000.

In the next twelve months, the Company does not expect a material net change in unrecognized tax benefits.

In fiscal years 2008, 2007 and 2006, income tax benefits attributable to equity-based compensation transactions that were allocated to shareholders' equity amounted to $45 million, $123 million and $106 million, respectively.

NOTE 9.
PENSION AND OTHER BENEFIT PROGRAMS

The Company maintains pension plans and postretirement medical benefit plans covering most of its employees not covered by union or industry-wide plans. Employees hired after January 1, 1994 and ABC employees generally hired after January 1, 1987 are not eligible for postretirement medical benefits. With respect to its qualified defined benefit pension plans, the Company's policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended by the Pension Protection Act of 2006 (PPA). Pension benefits are generally based on years of service and/or compensation.

The following chart summarizes the benefit obligations, assets, funded status and balance sheet impacts associated with the pension and postretirement medical benefit plans based upon the actuarial valuations prepared as of June 30, 2008 and 2007 (the Plan Measurement Dates).

	Pension Plans		Postretirement Medical Plans	
	September 27, 2008	September 29, 2007	**September 27, 2008**	September 29, 2007
Projected benefit obligations				
Beginning obligations	**$(5,242)**	$(4,705)	**$(1,011)**	$ (936)
Service cost	**(187)**	(166)	**(22)**	(22)
Interest cost	**(325)**	(297)	**(63)**	(59)
Actuarial gain / (loss)	**360**	(92)	**40**	(19)
Plan amendments and other	**(14)**	(128)	**—**	—
Benefits paid	**159**	146	**26**	25
Ending obligations	**$(5,249)**	$(5,242)	**$(1,030)**	$(1,011)
Fair value of plans' assets				
Beginning fair value	**$ 5,160**	$ 4,181	**$ 372**	$ 317
Actual return on plan assets	**(39)**	725	**(7)**	53
Contributions	**17**	428	**12**	27
Benefits paid	**(159)**	(146)	**(26)**	(25)
Expenses	**(24)**	(28)	**—**	—
Ending fair value	**$ 4,955**	$ 5,160	**$ 351**	$ 372
Over/(under) funded status of the plans	**$ (294)**	$ (82)	**$ (679)**	$ (639)
Contributions after Plan Measurement Date	**4**	4	**3**	3
Net balance sheet asset/(liability)	**$ (290)**	$ (78)	**$ (676)**	$ (636)
Amounts recognized in the balance sheet				
Non-current assets	**$ 215**	$ 275	**$ —**	$ —
Current liabilities	**(10)**	(9)	**(14)**	(14)
Non-current liabilities	**(495)**	(344)	**(662)**	(622)
	$ (290)	$ (78)	**$ (676)**	$ (636)

The components of net periodic benefit cost and key assumptions are as follows:

	Pension Plans			Postretirement Medical Plans		
	2008	2007	2006	**2008**	2007	2006
Service costs	**$ 187**	$ 166	$ 186	**$ 22**	$ 22	$ 34
Interest costs	**325**	297	256	**63**	59	61
Expected return on plan assets	**(356)**	(302)	(250)	**(25)**	(21)	(16)
Amortization of prior year service costs	**13**	4	1	**(1)**	(1)	(1)
Recognized net actuarial loss	**25**	47	148	**2**	2	43
Special termination benefits	**—**	5	—	**—**	—	—
Net periodic benefit cost	**$ 194**	$ 217	$ 341	**$ 61**	$ 61	$121
Assumptions:						
Discount rate	**7.00%**	6.35%	6.40%	**7.00%**	6.35%	6.40%
Rate of return on plan assets	**7.50%**	7.50%	7.50%	**7.50%**	7.50%	7.50%
Salary increases	**5.00%**	4.00%	4.00%	**n/a**	n/a	n/a
Year 1 increase in cost of benefits	**n/a**	n/a	n/a	**9.00%**	9.00%	9.00%
Rate of increase to which the cost of benefits is assumed to decline (the ultimate trend rate)	**n/a**	n/a	n/a	**5.00%**	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	**n/a**	n/a	n/a	**2016**	2015	2012

Net periodic benefit cost for the current year is based on assumptions determined at the June 30 valuation date of the prior year.

Accumulated other comprehensive loss, before tax, as of September 27, 2008 consists of the following amounts that have not yet been recognized in net periodic benefit cost:

	Pension Plans	Postretirement Medical Plans	Total
Unrecognized prior service credit / (cost)	$ (80)	$ 13	$ (67)
Unrecognized net actuarial gain / (loss)	(405)	13	(392)
Total amounts included in accumulated other comprehensive income / (loss)	(485)	26	(459)
Prepaid / (accrued) pension cost	195	(702)	(507)
Net balance sheet impact	$(290)	$(676)	$(966)

Amounts included in accumulated other comprehensive loss, before tax, as of September 27, 2008 that are expected to be recognized as components of net periodic benefit cost during fiscal 2009 are:

	Pension Plans	Postretirement Medical Plans	Total
Prior service credit / (cost)	$(16)	$ 2	$(14)
Net actuarial gain / (loss)	2	(1)	1
Total	$(14)	$ 1	$(13)

PLAN FUNDED STATUS

At September 27, 2008, the Company had pension plans that were underfunded, having accumulated benefit obligations exceeding the fair value of plan assets. The projected benefit obligation, accumulated benefit obligation and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $397 million, $332 million and $0 million, respectively, as of September 27, 2008 and $323 million, $283 million and $2 million as of September 29, 2007, respectively.

For pension plans with projected benefit obligations in excess of plan assets, the projected benefit obligation and aggregate fair value of plan assets were $3.9 billion and $3.4 billion, respectively, as of September 27, 2008 and $323 million and $2 million as of September 29, 2007, respectively.

The Company's total accumulated pension benefit obligations at both September 27, 2008 and September 29, 2007 was $4.8 billion, of which 97.0% and 96.2%, respectively, were vested.

The accumulated postretirement medical benefit obligations and fair value of plan assets for postretirement medical plans with accumulated postretirement medical benefit obligations in excess of plan assets were $1.0 billion and $351 million, respectively, at September 27, 2008 and $1.0 billion and $372 million, respectively, at September 29, 2007.

PLAN ASSETS

A significant portion of the assets of the Company's defined benefit plans are managed on a commingled basis in a third party master trust. The investment policy and allocation of the assets in the master trust were approved by the Company's Investment and Administrative Committee, which has oversight responsibility for the Company's retirement plans. The investment policy ranges for the major asset classes are as follows:

Asset Class	Minimum	Maximum
Equity Securities	40%	60%
Debt Securities	25%	35%
Alternative Investments	10%	30%
Cash	0%	5%

Alternative investments include venture capital funds, private equity funds and real estate, among other investments.

The Company's defined benefit plans asset mix (including assets held outside of the master trust) at the Plan Measurement Dates is as follows:

Asset Class	June 30, 2008	June 30, 2007
Equity Securities	**47%**	55%
Debt Securities	**35%**	27%
Alternative Investments	**16%**	13%
Cash	**2%**	5%
Total	**100%**	100%

Equity securities include 2.8 million shares of Company common stock or $92 million (2% of total plan assets) and $97 million (2% of total plan assets) at September 27, 2008 and September 29, 2007, respectively.

PLAN CONTRIBUTIONS

During fiscal 2008, the Company was not required to make contributions to its pension plans under funding regulations associated with the Pension Protection Act of 2006 (PPA) and contributed $29 million to pension and postretirement medical plans not subject to PPA. The Company expects pension and postretirement medical plan contributions in fiscal 2009 to range from $200 million to $300 million. Final funding requirements for fiscal 2009 will be determined based on our January 1, 2009 funding actuarial valuation. The Company may also make discretionary contributions above the minimum requirements.

ESTIMATED FUTURE BENEFIT PAYMENTS

The following table presents estimated future benefit payments for the next ten fiscal years:

	Pension Plans	Post Retirement Medical Plans[1]
2009	$ 190	$ 32
2010	212	34
2011	228	37
2012	248	40
2013	270	43
2014 – 2018	1,710	267

[1] Estimated future benefit payments are net of expected Medicare subsidy receipts of $61 million.

ASSUMPTIONS

Certain actuarial assumptions, such as the discount rate, long-term rate of return on plan assets and the healthcare cost trend rate, have a significant effect on the amounts reported for net periodic benefit cost as well as the related benefit obligation amounts.

Discount Rate – The assumed discount rate for pension and postretirement medical plans reflects the market rates for high-quality corporate bonds currently available. The Company's discount rate was determined by considering the average of pension yield curves constructed of a large population of high quality corporate bonds. The resulting discount rate reflects the matching of plan liability cash flows to the yield curves.

Long-term rate of return on plan assets – The long-term rate of return on plan assets represents an estimate of long-term returns on an investment portfolio consisting of a mixture of equities, fixed income and alternative investments. When determining the long-term rate of return on plan assets, the Company considers long-term rates of return on the asset classes (both historical and forecasted) in which the Company expects the pension funds to be invested. The following long-term rates of return by asset class were considered in setting the long-term rate of return on plan assets assumption:

Equity Securities	8% – 10%
Debt Securities	4% – 7%
Alternative Investments	8% – 20%

Healthcare cost trend rate – The Company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates for the postretirement medical benefit plans. For the 2008 actuarial valuation, we assumed a 9.0% annual rate of increase in the per capita cost of covered healthcare claims with the rate decreasing in even increments over eight years until reaching 5.0%.

A one percentage point (ppt) change in the key assumptions would have the following effects on the projected benefit obligations as of September 27, 2008 and on cost for fiscal 2009:

	Pension and Postretirement Medical Plans			Postretirement Medical Plans	
	Discount Rate		Expected Long-Term Rate of Return On Assets	Assumed Healthcare Cost Trend Rate	
Increase/(decrease)	Net Periodic Pension and Postretirement Medical Cost	Projected Benefit Obligations	Net Periodic Pension and Postretirement Cost	Net Periodic Postretirement Medical Cost	Projected Benefit Obligations
1 ppt decrease	$120	$ 968	$ 53	$(27)	$(143)
1 ppt increase	(74)	(834)	(53)	26	178

MULTI-EMPLOYER PLANS

The Company participates in various multi-employer pension plans under union and industry-wide agreements. In 2008, 2007 and 2006, the contributions to these plans, which are expensed as incurred, were $56 million, $54 million and $51 million, respectively.

DEFINED CONTRIBUTION PLANS

The Company has savings and investment plans that allow eligible employees to allocate up to 20% of their salary through payroll deductions depending on the plan in which the employee participates. The Company matches 50% of the employee's pre-tax contributions, up to plan limits. In 2008, 2007 and 2006, the costs of these plans were $52 million, $42 million and $39 million, respectively.

NOTE 10.
SHAREHOLDERS' EQUITY

As of the filing date of this report, the Board of Directors had not yet declared a dividend related to fiscal 2008. The Company paid a $664 million dividend ($0.35 per share) during the second quarter of fiscal 2008 related to fiscal 2007. The Company paid a $637 million dividend ($0.31 per share) during the second quarter of fiscal 2007 related to fiscal 2006. The Company paid a $519 million dividend ($0.27 per share) during the second quarter of fiscal 2006 related to fiscal 2005.

During fiscal 2008, the Company repurchased 139 million shares of Disney common stock for $4.5 billion. During fiscal 2007, the Company repurchased 202 million shares of Disney common stock for $6.9 billion. During fiscal 2006, the Company repurchased 243 million shares of Disney common stock for $6.9 billion. On May 1,

2007, the Board of Directors of the Company increased the share repurchase authorization to a total of 400 million shares. As of September 27, 2008, the Company had remaining authorization in place to repurchase 184 million additional shares. The repurchase program does not have an expiration date.

In April 2008, the Company redeemed $1.3 billion of convertible senior notes. Pursuant to the redemption, substantially all of the Notes were converted into 45 million shares of the Company's common stock (See Note 7 for further details of the redemption).

The par value of the Company's outstanding common stock totaled approximately $26 million.

The Company also has 1.0 billion shares of Internet Group stock at $.01 par value authorized. No shares are issued and outstanding.

NOTE 11.
EQUITY-BASED COMPENSATION

Under various plans, the Company may grant stock options and other equity-based awards to executive, management, and creative personnel. The Company's approach to long-term incentive compensation contemplates awards of stock options and restricted stock units (RSUs).

Stock options are generally granted at exercise prices equal to or exceeding the market price at the date of grant. Effective in January 2003, options became exercisable ratably over a four-year period from the grant date, while options granted prior to January 2003 generally vest ratably over five years. Effective in the second quarter of 2005, options granted generally expire seven years after the grant date, while options granted prior to the second quarter of 2005 generally expire ten years after the grant date. At the discretion of the Compensation Committee of the Company's Board of Directors, options can occasionally extend up to 15 years after date of grant. Restricted stock units generally vest 50% on each of the second and fourth anniversaries of the grant date. Certain RSUs awarded to senior executives vest based upon the achievement of market and/or performance conditions. Stock options and RSUs are generally forfeited by employees who terminate prior to vesting. Shares available for future option and RSU grants at September 27, 2008 totaled 56 million. The Company satisfies stock option exercises and vesting of RSUs with newly issued shares.

Each year, during the second quarter, the Company awards stock options and restricted stock units to a broad-based group of management and creative personnel (the Annual Grant). The fair value of options is estimated based on the binomial valuation model. The binomial valuation model takes into account variables such as volatility, dividend yield, and the risk-free interest rate. The binomial valuation model also considers the expected exercise multiple (the multiple of exercise price to grant price at which exercises are expected to occur on average) and the termination rate (the probability of a vested option being cancelled due to the termination of the option holder) in computing the value of the option.

In fiscal years 2008, 2007 and 2006, the weighted average assumptions used in the option-pricing models were as follows:

	2008	2007	2006
Risk-free interest rate	**3.6%**	4.5%	4.3%
Expected volatility	**29%**	26%	26%
Dividend yield	**1.02%**	0.79%	0.79%
Termination rate	**7.5%**	7.4%	4.0%
Exercise multiple	**1.39**	1.38	1.48

Although the initial fair value of stock options is not adjusted after the grant date, changes in the Company's assumptions may change the value of, and therefore the expense related to, future stock option grants. The assumptions that cause the greatest variation in fair value in the binomial valuation model are the expected volatility and expected exercise multiple. Increases or decreases in either the expected volatility or expected exercise multiple will cause the binomial option value to increase or decrease, respectively.

The volatility assumption considers both historical and implied volatility and may be impacted by the Company's performance as well as changes in economic and market conditions.

Compensation expense for RSUs and stock options is recognized ratably over the vesting period. Compensation expense for RSUs is based upon the market price of the shares underlying the awards on the grant date. Compensation expense for performance-based awards reflects the estimated probability that the market and/or performance conditions will be met.

The impact of stock options and RSUs on income and cash flow from continuing operations for fiscal 2008, 2007 and 2006 was as follows:

	2008	2007	2006
Stock option compensation expense	**$ 214**	$ 213	$ 241
RSU compensation expense	**188**	158	132
	402	371	373
Equity-based compensation plan modification charge[1]	**—**	48	—
Total equity-based compensation expense[2][3]	**402**	419	373
Tax impact	**(149)**	(155)	(138)
Reduction in net income	**$ 253**	$ 264	$ 235
Tax benefit reported in cash flow from continuing financing activities	**47**	116	133

[1]In anticipation of the ABC Radio transaction, the Company needed to determine whether employee equity-based compensation awards would be adjusted for the dilutive impact of the transaction on outstanding employee awards. Certain of the Company's plans required such adjustments to be made on an equitable basis. All other plans permitted such adjustments to be made. In order to treat all employees consistently with respect to the ABC Radio transaction (and other similar future transactions), the Company amended the plans such that all plans require equitable adjustments for such transactions. In connection with these amendments, the Company was required to record a non-cash charge of $48 million in the first quarter of fiscal 2007 representing the estimated fair value of this modification with respect to vested equity-based employee compensation awards.

[2]Excludes amounts related to discontinued operations of $6 million and $9 million in 2007 and 2006, respectively.

[3]Equity-based compensation expense is net of capitalized equity-based compensation and includes amortization of previously capitalized equity-based compensation costs. Capitalized equity-based compensation totaled $55 million, $103 million and $52 million in 2008, 2007 and 2006, respectively.

The following table summarizes information about stock option transactions (shares in millions):

	2008		2007		2006	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**177**	**$27.36**	212	$25.85	212	$27.06
Awards granted in Pixar acquisition	—	—	—	—	44	15.04
Awards forfeited	**(4)**	**29.49**	(5)	27.71	(7)	28.34
Awards granted	**30**	**30.12**	25	34.22	24	25.33
Awards exercised	**(27)**	**21.79**	(53)	24.52	(56)	21.42
Awards expired/cancelled	**(5)**	**44.12**	(2)	56.00	(5)	56.91
Outstanding at end of year	**171**	**28.37**	177	27.36	212	25.85
Exercisable at end of year	**101**	**27.72**	108	27.07	130	27.57

The following tables summarize information about stock options vested and expected to vest at September 27, 2008 (shares in millions):

Vested

Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Averaged Remaining Years of Contractual Life
$ 0 – $ 15	8	$ 9.95	3.3
$16 – $ 20	10	18.08	5.2
$21 – $ 25	30	23.67	4.3
$26 – $ 30	27	29.06	3.1
$31 – $ 35	19	33.78	2.2
$36 – $ 40	3	39.88	1.7
$41 – $ 45	3	42.21	2.0
$46 – $340	1	116.37	1.4
	101		

Expected to Vest

Range of Exercise Prices	Number of Options[1]	Weighted Average Exercise Price	Weighted Averaged Remaining Years of Contractual Life
$ 0 – $15	2	$11.92	3.9
$16 – $20	2	19.37	6.8
$21 – $25	8	24.78	4.3
$26 – $30	33	29.10	6.3
$31 – $35	17	34.04	5.6
	62		

[1] Number of options expected to vest are net of estimated forfeitures.

The following table summarizes information about RSU transactions (shares in millions):

	2008		2007		2006	
	Restricted Stock Units	Weighted Average Grant-Date Fair Value	Restricted Stock Units	Weighted Average Grant-Date Fair Value	Restricted Stock Units	Weighted Average Grant-Date Fair Value
Unvested at beginning of year	**27**	**$29.01**	23	$25.74	15	$26.04
Awards granted in Pixar acquisition	—	—	—	—	1	29.09
Granted	**11**	**29.92**	12	34.22	11	24.83
Vested	**(7)**	**26.45**	(6)	26.20	(2)	24.57
Forfeited	**(3)**	**29.69**	(2)	27.78	(2)	25.87
Unvested at end of year	**28**	**29.95**	27	29.01	23	25.74

RSUs representing 2.3 million shares, 1.4 million shares and 2.2 million shares that vest based upon the achievement of market and/or performance conditions were granted in 2008, 2007 and 2006, respectively. Approximately 6.2 million of the unvested RSUs as of September 27, 2008, vest upon the achievement of market and/or performance conditions.

The weighted average grant-date fair values of options granted during 2008, 2007 and 2006 were $8.25, $9.27 and $7.26, respectively. The total intrinsic value (market value on date of exercise less exercise price) of options exercised and RSUs vested during 2008, 2007 and 2006 totaled $529 million, $735 million, and $506 million, respectively. The aggregate intrinsic values of stock options vested and expected to vest at September 27, 2008 were $670 million and $230 million, respectively.

As of September 27, 2008, there was $426 million of unrecognized compensation cost related to unvested stock options and $459 million related to unvested RSUs. That cost is expected to be recognized over a weighted-average period of 1.7 years for stock options and 2.1 years for RSUs.

Cash received from option exercises for 2008, 2007 and 2006 was $591 million, $1.3 billion and $1.1 billion, respectively. Tax benefits realized from tax deductions associated with option exercises and RSU activity for 2008, 2007 and 2006 totaled $183 million, $267 million and $180 million, respectively.

In connection with the acquisition of Pixar on May 5, 2006, the Company converted previously issued vested and unvested Pixar stock-based awards into Disney stock-based awards consisting of 44 million stock options and 1 million RSUs. The fair value of these stock option awards was estimated using the Black-Scholes option pricing model, as the information required to use the binomial valuation model was not reasonably available. The methodology utilized to determine the assumptions in the Black-Scholes model was consistent with that used by the Company for its option-pricing models.

NOTE 12.
DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

	September 27, 2008	September 29, 2007
Current receivables		
Accounts receivable	**$ 5,207**	$ 4,724
Other	**414**	424
Allowance for doubtful accounts	**(248)**	(116)
	$ 5,373	$ 5,032
Other current assets		
Prepaid expenses	**$ 478**	$ 446
Other	**125**	104
	$ 603	$ 550
Parks, resorts and other property, at cost		
Attractions, buildings and improvements	**$15,444**	$ 14,857
Leasehold improvements	**553**	500
Furniture, fixtures and equipment	**11,739**	11,272
Land improvements	**3,757**	3,631
	31,493	30,260
Accumulated depreciation	**(16,310)**	(15,145)
Projects in progress	**1,169**	1,147
Land	**1,180**	1,171
	$17,532	$ 17,433
Intangible assets		
Copyrights	**$ 357**	$ 357
Other amortizable intangible assets	**282**	255
Accumulated amortization	**(198)**	(143)
Net amortizable intangible assets	**441**	469
FCC licenses	**858**	897
Trademarks	**1,109**	1,108
Other indefinite lived intangible assets	**20**	20
	$ 2,428	$ 2,494
Other non-current assets		
Receivables	**$ 801**	$ 571
Pension related assets	**215**	275
Prepaid expenses	**128**	120
Other	**619**	518
	$ 1,763	$ 1,484

	September 27, 2008	September 29, 2007
Accounts payable and other accrued liabilities		
Accounts payable	**$4,355**	$4,429
Payroll and employee benefits	**1,376**	1,290
Other	**249**	230
	$5,980	$5,949
Other long-term liabilities		
Deferred revenues	**$ 320**	$ 369
Capital lease obligations	**241**	274
Program licenses and rights	**223**	288
Participation and residual liabilities	**378**	239
Pension and postretirement medical plan liabilities	**1,157**	966
Other[1]	**1,460**	888
	$3,779	$3,024

[1]Includes unrecognized tax benefits.

NOTE 13.
FINANCIAL INSTRUMENTS

Interest Rate Risk Management The Company is exposed to the impact of interest rate changes primarily through its borrowing activities. The Company's objective is to mitigate the impact of interest rate changes on earnings and cash flows and on the market value of its investments and borrowings. In accordance with its policy, the Company targets its fixed rate debt expressed as a percentage of its net debt between a minimum and maximum percentage.

The Company typically uses pay-floating and pay-fixed interest rate swaps to facilitate its interest rate risk management activities. Pay-floating swaps effectively convert fixed rate medium and long-term obligations to variable rate instruments indexed to LIBOR. Pay-fixed swaps effectively convert floating rate obligations to fixed rate instruments. As of September 27, 2008 and September 29, 2007 respectively, the Company held $266 million and $157 million notional value of pay-fixed swaps that do not qualify as hedges. The changes in market values of all swaps that do not qualify as hedges have been included in earnings.

The impact of hedge ineffectiveness was not significant for fiscal 2008, 2007 and 2006. The net amount of deferred gains in AOCI from interest rate risk management transactions was not significant at September 27, 2008 and September 29, 2007.

Foreign Exchange Risk Management The Company transacts business globally and is subject to risks associated with changing foreign exchange rates. The Company's objective is to reduce earnings and cash flow fluctuations associated with foreign exchange rate changes thereby enabling management to focus attention on core business issues and challenges.

The Company enters into various contracts that change in value as foreign exchange rates change to protect the value of its existing foreign currency assets, liabilities, firm commitments and forecasted but not firmly committed foreign currency transactions. The Company uses option strategies and forward contracts to hedge forecasted transactions. In accordance with policy, the Company hedges its forecasted foreign currency transactions for periods generally not to exceed five years within an established minimum and maximum range of annual exposure. The Company uses forward contracts to hedge foreign currency assets, liabilities and firm commitments. The gains and losses on these contracts offset changes in the U.S. dollar equivalent value of the related forecasted transaction, asset, liability or firm commitment. The principal currencies hedged are the Euro, British pound, Japanese yen and Canadian dollar. Cross-currency swaps are used to effectively convert foreign currency-denominated borrowings to U.S. dollars.

Mark to market gains and losses on contracts hedging forecasted foreign currency transactions are initially recorded to AOCI and are reclassified to current earnings when the hedged transactions are realized, offsetting changes in the value of the foreign currency transactions. At September 27, 2008 and September 29, 2007, the Company had pre-tax deferred gains of $229 million and $114 million, respectively, and pre-tax deferred losses of $96 million and $170 million, respectively, related to cash flow hedges on forecasted foreign currency transactions.

Deferred amounts to be recognized in earnings will change with market conditions and will be substantially offset by changes in the value of the related hedged transactions. Pre-tax net deferred gains recorded in AOCI for contracts that will mature in the next twelve months totaled $25 million. The Company reclassified after-tax gains of $125 million and losses of $34 million from AOCI to earnings during fiscal 2008 and 2007, respectively. These gains and losses were offset by changes in the U.S. dollar equivalent value of the items being hedged.

During fiscal 2008 and 2007, the Company recorded the change in fair market value related to hedges for foreign currency assets and liabilities, realized gains and losses from cash flow hedges and the ineffectiveness related to cash flow hedges to earnings. The amounts of hedge ineffectiveness on cash flow hedges were not material for fiscal 2008, fiscal 2007 and fiscal 2006. The total impact of foreign exchange risk management activities on operating income in 2008, 2007 and 2006 were losses of $224 million, $139 million, and $27 million, respectively. The net losses from these hedges offset changes in the U.S. dollar equivalent value of the related exposures being hedged.

Fair Value of Financial Instruments At September 27, 2008 and September 29, 2007, the Company's financial instruments included cash, cash equivalents, investments, receivables, accounts payable, borrowings, and interest rate and foreign exchange risk management contracts.

At September 27, 2008 and September 29, 2007, the fair values of cash and cash equivalents, receivables and accounts payable approximated the carrying values. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on broker quotes or quoted market prices or interest rates for the same or similar instruments and the related carrying amounts are as follows:

	2008		2007	
Asset/(Liability)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Investments	$ 74	$ 74	$ 101	$ 101
Borrowings	(14,639)	(14,848)	(15,172)	(15,594)
Risk management contracts:				
Foreign exchange forwards	$ 59	$ 59	$ (85)	$ (85)
Foreign exchange options	106	106	46	46
Interest rate swaps	85	85	25	25
Cross-currency swaps	(26)	(26)	—	—

Credit Concentrations The Company continually monitors its positions with, and the credit quality of, the financial institutions that are counterparties to its financial instruments and does not anticipate nonperformance by the counterparties with the exception of a $91 million settlement default by Lehman Brothers Commercial Corporation that occurred in September 2008. The Company is pursuing collection of this amount, but has fully reserved the amount.

The Company would not realize a material loss, based on the fair value of its derivative financial instruments as of September 27, 2008, in the event of nonperformance by any single derivative counterparty. The Company enters into transactions only with derivative counterparties that have a credit rating of A- or better. The Company's current policy regarding agreements with derivative counterparties is generally to require collateral in the event credit ratings fall below A- or in the event aggregate exposures exceed limits as defined by contract. In addition, the Company limits the amount of investment credit exposure with any one institution.

The Company does not have material cash and cash equivalent balances with financial institutions that have a credit rating of less than A-. As of September 27, 2008 and September 29, 2007, the Company had balances with three financial institutions that aggregated to 63% and 53% of cash and cash equivalents, respectively.

The Company's trade receivables and investments do not represent a significant concentration of credit risk at September 27, 2008 due to the wide variety of customers and markets into which the Company's products are sold, their dispersion across geographic areas, and the diversification of the Company's portfolio among issuers.

NOTE 14.
COMMITMENTS AND CONTINGENCIES

Commitments The Company has various contractual commitments for broadcast rights for sports, feature films and other programming, aggregating approximately $22.8 billion, including approximately $1.0 billion for available programming as of September 27, 2008, and approximately $19.3 billion related to sports programming rights, primarily NFL, NBA, NASCAR, MLB and college sports.

The Company has entered into operating leases for various real estate and equipment needs, including retail outlets and distribution centers for consumer products, broadcast equipment, and office space for general and administrative purposes. Rental expense for the operating leases during 2008, 2007, and 2006, including common-area maintenance and contingent rentals, was $550 million, $482 million, and $455 million, respectively.

The Company also has contractual commitments for the construction of two new cruise ships, creative talent and employment agreements and unrecognized tax benefits. Creative talent and employment agreements include obligations to actors, producers, sports personnel, television and radio personalities, and executives.

Contractual commitments for broadcast programming rights, future minimum lease payments under non-cancelable operating leases, and creative talent and other commitments totaled $29.9 billion at September 27, 2008, payable as follows:

	Broadcast Programming	Operating Leases	Other	Total
2009	$ 4,765	$ 392	$1,195	$ 6,352
2010	3,209	351	842	4,402
2011	3,058	305	1,137	4,500
2012	2,901	265	975	4,141
2013	2,947	198	111	3,256
Thereafter	5,885	619	695	7,199
	$22,765	$2,130	$4,955	$29,850

The Company has certain non-cancelable capital leases primarily for land and broadcast equipment, which had gross carrying values of $423 million and $465 million at September 27, 2008 and September 29, 2007, respectively. Accumulated amortization primarily for broadcast equipment under capital lease totaled $114 million and $127 million at September 27, 2008 and September 29, 2007, respectively. Future payments under these leases as of September 27, 2008 are as follows:

2009	$ 37
2010	35
2011	36
2012	35
2013	34
Thereafter	605
Total minimum obligations	$ 782
Less amount representing interest	(524)
Present value of net minimum obligations	258
Less current portion	(17)
Long-term portion	$ 241

Contractual Guarantees The Company has guaranteed certain special assessment and water/sewer revenue bonds issued by the Celebration Community Development District and the Enterprise Community Development District (collectively, the Districts). The bond proceeds were used by the Districts to finance the construction of infrastructure improvements and the water and sewer system in the mixed-use, residential community of Celebration, Florida. As of September 29, 2007, the remaining debt service obligation guaranteed by the Company was $66 million, of which $43 million was principal. During the second quarter of fiscal 2008, the Company was released as a guarantor of certain bonds issued by the Enterprise Community Development District such that the remaining debt service obligations for which the Company has provided guarantees are not material to the Company.

The Company has also guaranteed certain bond issuances by the Anaheim Public Authority that were used by the City of Anaheim to finance construction of infrastructure and a public parking facility adjacent to the Disneyland Resort. Revenues from sales, occupancy and property taxes from the Disneyland Resort and non-Disney hotels are used by the City of Anaheim to repay the bonds. In the event of a debt service shortfall, the Company will be responsible to fund the shortfall. As of September 27, 2008, the remaining debt service obligation guaranteed by the Company was $380 million, of which $100 million was principal. To the extent that tax revenues exceed the debt service payments in subsequent periods, the Company would be reimbursed for any previously funded shortfalls.

To date, tax revenues have exceeded the debt service payments for both the Celebration and Anaheim bonds.

ESPN STAR Sports, a joint-venture in which ESPN owns a 50% equity interest, has an agreement for global programming rights to International Cricket Council Events from 2007 through 2015. Under the terms of the agreement, ESPN and the other joint-venture partner have jointly guaranteed the programming rights obligation of $1.0 billion over the remaining term of the agreement.

Legal Matters

Milne and Disney Enterprises, Inc. v. Stephen Slesinger, Inc. On November 5, 2002, Clare Milne, the granddaughter of A. A. Milne, author of the Winnie the Pooh books, and the Company's subsidiary Disney Enterprises, Inc. (DEI) filed a complaint against Stephen Slesinger, Inc. (SSI) in the United States District Court for the Central District of California. On November 4, 2002, Ms. Milne served notices to SSI and DEI terminating A. A. Milne's prior grant of rights to Winnie the Pooh, effective November 5, 2004, and granted all of those rights to DEI. In their lawsuit, Ms. Milne and DEI sought a declaratory judgment, under United States copyright law, that Ms. Milne's termination notices were valid; that SSI's rights to Winnie the Pooh in the United States terminated effective November 5, 2004; that upon termination of SSI's rights in the United States, the 1983 licensing agreement that is the subject of the *Stephen Slesinger, Inc. v. The Walt Disney Company* lawsuit (the "state court action") terminated by operation of law; and that, as of November 5, 2004, SSI was entitled to no further royalties for uses of Winnie the Pooh. SSI filed (a) an answer denying the material allegations of the complaint and (b) counterclaims seeking a declaration that (i) Ms. Milne's grant of rights to DEI is void and unenforceable and (ii) DEI remains obligated to pay SSI royalties under the 1983 licensing agreement. The District Court ruled that Milne's termination notices were invalid. The Court of Appeals for the Ninth Circuit affirmed, and on June 26, 2006, the United States Supreme Court denied Milne's petition for a writ of certiorari. On August 1, 2003, SSI filed an amended answer and counterclaims and a third-party complaint against Harriet Hunt (heir to E. H. Shepard, illustrator of the original Winnie the Pooh stories), who had served a notice of termination and a grant of rights similar to Ms. Milne's, and asserted counterclaims against the Company allegedly arising from the Milne and Hunt terminations and the grant of rights to DEI for (a) unlawful and unfair business practices; and (b) breach of the 1983 licensing agreement.

On October 19, 2006, the parties stipulated to SSI's filing its Fourth Amended Answer and Counterclaims (Fourth Amended Answer) seeking (a) to invalidate the Hunt termination notice, (b) to terminate the Company's rights vis-à-vis SSI, and (c) damages in excess of two billion dollars, among other relief. That stipulation also provided that Hunt and the Company need not respond to the Fourth Amended Answer until the conclusion of two events: the state court appeal in *Stephen Slesinger, Inc. v. The Walt Disney Company*, and the trial in the District Court on the validity of the Hunt termination notice. SSI then sought to withdraw both the Fourth Amended Answer and its stipulation, but on November 3, 2006, the District Court denied that request. SSI's motion for summary judgment on the validity of Hunt's 2002 attempt to recapture E. H. Shepard's rights was granted on February 15, 2007, and thereafter, on March 27, 2007, the District Court dismissed as moot all claims against Hunt and three of SSI's counterclaims against the Company related to the Company's agreements with Milne and Hunt concerning the termination and disposition of their rights. On January 3, 2008, the California Supreme Court denied SSI's petition for review in the state court action, whereupon on April 21, 2008, the Company moved for summary judgment on all of SSI's claims in the District Court action. On June 3, 2008, the District Court ordered further briefing on the issue of whether SSI's misconduct in the state court action warrants dismissal of all of its claims in the District Court, and then on July 29, 2008, the District Court referred the summary judgment motion to a Special Master who will issue findings and recommendations on the preclusion and termination issues raised by the motion.

Relatedly, on December 4, 2006, August 22, 2007, and February 8, April 18, August 27, 2008, and October 31, 2008, SSI initiated proceedings in the United States Patent and Trademark Office (PTO) seeking cancellation of certain Winnie the Pooh trademark registrations and opposing applications for other Winnie the Pooh trademarks. The PTO has suspended all the proceedings on the grounds that the relief sought is effectively duplicative of that sought in the Fourth Amended Answer. Also, on April 18 and October 16, 2008, SSI initiated actions before the Canadian Intellectual Property Office ("CIPO") opposing applications for certain Winnie the Pooh trademarks. On September 4, 2008, the Company filed an answer to the April 18 action before the CIPO, denying SSI's claims.

The Company, together with, in some instances, certain of its directors and officers, is a defendant or co-defendant in various other legal actions involving copyright, breach of contract and various other claims incident to the conduct of its businesses. Management does not expect the Company to suffer any material liability by reason of such actions.

QUARTERLY FINANCIAL SUMMARY

(unaudited, in millions, except per share data)	Q1	Q2	Q3	Q4
2008[1][2]				
Revenues	**$10,452**	**$8,710**	**$9,236**	**$9,445**
Income from continuing operations	**1,250**	**1,133**	**1,284**	**760**
Net income	**1,250**	**1,133**	**1,284**	**760**
Earnings per share from continuing operations:				
Diluted	**$ 0.63**	**$ 0.58**	**$ 0.66**	**$ 0.40**
Basic	**0.66**	**0.60**	**0.68**	**0.41**
Earnings per share:				
Diluted	**$ 0.63**	**$ 0.58**	**$ 0.66**	**$ 0.40**
Basic	**0.66**	**0.60**	**0.68**	**0.41**
Market price per share:				
High	**$ 35.69**	**$33.23**	**$35.02**	**$34.85**
Low	**30.68**	**26.30**	**29.57**	**28.55**
2007[1][3][4]				
Revenues	$ 9,581	$7,954	$9,045	$8,930
Income from continuing operations	1,676	919	1,196	883
Net income	1,701	931	1,178	877
Earnings per share from continuing operations:				
Diluted	$ 0.78	$ 0.43	$ 0.58	$ 0.44
Basic	0.81	0.45	0.60	0.46
Earnings per share:				
Diluted	$ 0.79	$ 0.44	$ 0.57	$ 0.44
Basic	0.83	0.46	0.59	0.45
Market price per share:				
High	$ 34.43	$35.61	$36.30	$35.38
Low	30.00	32.22	33.00	31.25

[1] Results for the fourth quarter of fiscal 2008 include a bad debt charge for a receivable from Lehman Brothers ($0.03 per diluted share). The fourth quarter of fiscal 2007 included favorable resolutions of certain prior-year income tax matters ($0.02 per diluted share).

[2] Results for the third quarter of fiscal 2008 include an accounting gain related to the acquisition of the Disney Stores North America and a gain on the sale of movies.com (together $0.01 per diluted share) and favorable resolutions of certain prior-year income tax matters ($0.03 per diluted share).

[3] Results for the first quarter of fiscal 2007 include gains from the sales of E! Entertainment and Us Weekly ($0.31 per diluted share) and an equity-based compensation plan modification charge ($0.01 per diluted share).

[4] During fiscal 2007, the Company concluded the spin-off of the ABC Radio business and now reports ABC Radio as discontinued operations for all periods presented (see Note 3 to the Consolidated Financial Statements for further discussion).

SELECTED FINANCIAL DATA

(In millions, except per share data)	2008[1][6]	2007[2][3][6]	2006[2][4][6]	2005[2][5][6]	2004[2][7]
Statements of income					
Revenues	**$37,843**	$35,510	$33,747	$31,374	$30,176
Income from continuing operations before the cumulative effect of accounting changes	**4,427**	4,674	3,304	2,460	2,223
Per common share					
Earnings from continuing operations before the cumulative effect of accounting changes					
Diluted	**$ 2.28**	$ 2.24	$ 1.60	$ 1.19	$ 1.07
Basic	**2.34**	2.33	1.65	1.21	1.08
Dividends	**0.35**	0.31	0.27	0.24	0.21
Balance sheets					
Total assets	**$62,497**	$60,928	$59,998	$53,158	$53,902
Long-term obligations	**14,889**	14,916	13,974	14,102	13,014
Shareholders' equity	**32,323**	30,753	31,820	26,210	26,081
Statements of cash flows					
Cash provided (used) by:					
Continuing operating activities	**$ 5,446**	$ 5,398	$ 5,960	$ 4,139	$ 4,232
Continuing investing activities	**(2,162)**	(618)	(220)	(1,682)	(1,478)
Continuing financing activities	**(3,953)**	(3,619)	(5,166)	(2,899)	(2,704)

[1] The fiscal 2008 results include an accounting gain related to the acquisition of the Disney Stores North America and a gain on the sale of movies.com (together $0.01 per diluted share), the favorable resolution of certain prior-year income tax matters ($0.03 per diluted share), and a bad debt charge for a receivable from Lehman Brothers ($0.03 per diluted share). These items collectively resulted in a net benefit of $0.01 per diluted share.

[2] During fiscal 2007, the Company concluded the spin-off of the ABC Radio business and thus reports ABC Radio as discontinued operations for all periods presented (see Note 3 to the Consolidated Financial Statements for further discussion).

[3] The fiscal 2007 results include gains from the sales of E! Entertainment and Us Weekly ($0.31 per diluted share), the favorable resolution of certain prior-year income tax matters ($0.03 per diluted share) and an equity-based compensation plan modification charge ($0.01 per diluted share). Including the impact of rounding, these items collectively resulted in a net benefit of $0.32 per diluted share.

[4] During fiscal 2006, the Company completed an all stock acquisition of Pixar for $7.5 billion. In addition, results include gains on sales of a Spanish cable equity investment and Discover Magazine ($0.02 per diluted share), the favorable resolution of certain prior-year income tax matters ($0.02 per diluted share) and a net benefit associated with the completion of the Pixar acquisition ($0.01 per diluted share). These items collectively resulted in a net benefit of $0.05 per diluted share.

[5] The fiscal 2005 results include the favorable resolution of certain prior-year income tax matters ($0.06 per diluted share), a benefit from the restructuring of Euro Disney's borrowings ($0.02 per diluted share), an income tax benefit from the repatriation of foreign earnings under the American Jobs Creation Act ($0.02 per diluted share), a gain on the sale of the Mighty Ducks of Anaheim ($0.01 per diluted share), a write-off of investments in leveraged leases ($0.03 per diluted share), a write-down related to the MovieBeam venture ($0.02 per diluted share), an impairment charge for a cable television investment in Latin America ($0.01 per diluted share) and restructuring and impairment charges related to the sale of The Disney Stores North America ($0.01 per diluted share). These items collectively resulted in a net benefit of $0.04 per diluted share.

[6] The Company adopted Statement of Financial Accounting Standards No. 123R, *Share Based Payment* (SFAS 123R) effective at the beginning of fiscal 2005 and recorded $214 million, $213 million, $241 million, and $248 million of pre-tax stock option compensation expense for fiscal 2008, 2007, 2006 and 2005, respectively.

[7] During fiscal 2004, the Company adopted FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities* (FIN 46), and as a result, consolidated the balance sheets of Disneyland Resort Paris and Hong Kong Disneyland as of March 31, 2004 and the income and cash flow statements beginning April 1, 2004, the beginning of the Company's fiscal third quarter. Under FIN 46 transition rules, Euro Disney's and Hong Kong Disneyland's operating results continued to be accounted for on the equity method for the six-month period ended March 31, 2004. In addition, the 2004 results include the favorable resolution of certain prior-year income tax matters ($0.06 per diluted share) and restructuring and impairment charges ($0.02 per diluted share), which collectively resulted in a net benefit of $0.04 per diluted share.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the Company's consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations in conformity with accounting principles generally accepted in the United States of America. Management also has included in the Company's financial statements amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

The independent registered public accounting firm audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and provides an objective, independent review of the fairness of reported operating results and financial position.

The Board of Directors of the Company has an Audit Committee composed of three non-management Directors. The committee meets periodically with financial management, the internal auditors and the independent registered public accounting firm to review accounting, control, auditing and financial reporting matters.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, management concluded that our internal control over financial reporting was effective as of September 27, 2008.

The effectiveness of our internal control over financial reporting as of September 27, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

STOCK EXCHANGES

Disney common stock is listed for trading on the New York stock exchange under the ticker symbol DIS. As of September 27, 2008, the approximate number of common shareholders of record was 1,003,443. Certain debt securities of the Company are listed on the Luxemburg stock exchange.

REGISTRAR AND STOCK TRANSFER AGENT

The Walt Disney Company
Shareholder Services
611 N. Brand Boulevard, Suite 6100
Glendale, California 91203
(818) 553-7200
E-mail: investor.relations@disneyonline.com
Internet: www.disneyshareholder.com

DIRECT REGISTRATION SERVICES

The Walt Disney Company common stock can be issued in direct registration (book entry or uncertificated) form. The stock is DRS (Direct Registration System) eligible.

OTHER INFORMATION

The Company has included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year 2008 filed with the Securities and Exchange Commission certificates of the Chief Executive Officer and Chief Financial Officer of the Company certifying the quality of the Company's public disclosure, and the Company has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.

A copy of the Company's annual report filed with the Securities and Exchange Commission (Form 10-K) will be furnished without charge to any shareholder upon written request to the address listed above.

Please visit The Walt Disney Company Investor Relations site at www.disney.com/investors. On this site, you can order financial documents online, send email inquiries, get instructions on how to transfer shares and review additional information about the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The Walt Disney Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of The Walt Disney Company and its subsidiaries (the Company) at September 27, 2008 and September 29, 2007, and the results of their operations and their cash flows for each of the three years in the period ended September 27, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 27, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes and its method of accounting for pension and other postretirement benefits during the years ended September 27, 2008 and September 29, 2007, respectively.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Los Angeles, California
November 20, 2008

BOARD OF DIRECTORS

John E. Pepper, Jr.
Chairman of the Board
The Walt Disney Company
Retired Chairman and Chief Executive Officer
The Procter & Gamble Company and
Co-Chairman, National Underground Railroad
Freedom Center

Susan E. Arnold
President-Global Business Units
The Procter & Gamble Company

John E. Bryson
Retired Chairman and Chief Executive Officer
Edison International

John S. Chen
Chairman, Chief Executive Officer
and President
Sybase, Inc.

Judith L. Estrin
Chief Executive Officer
JLabs, LLC

Robert A. Iger
President and Chief Executive Officer
The Walt Disney Company

Steven P. Jobs
Chief Executive Officer
Apple Inc.

Fred H. Langhammer
Chairman, Global Affairs
The Estée Lauder Companies Inc.

Aylwin B. Lewis
President and Chief Executive Officer
Potbelly Sandwich Works

Monica C. Lozano
Publisher and Chief Executive Officer
La Opinión

Robert W. Matschullat
Retired Vice Chairman and
Chief Financial Officer
The Seagram Company Ltd.

Orin C. Smith
Retired President and Chief Executive Officer
Starbucks Corporation

SENIOR CORPORATE OFFICERS

Robert A. Iger
President and Chief Executive Officer

Thomas O. Staggs
Senior Executive Vice President and
Chief Financial Officer

Alan N. Braverman
Senior Executive Vice President,
General Counsel and Secretary

Dennis W. Shuler
Executive Vice President and
Chief Human Resources Officer

Christine M. McCarthy
Executive Vice President
Corporate Finance and Real Estate and
Treasurer

Kevin A. Mayer
Executive Vice President
Corporate Strategy, Business Development
and Technology

Zenia B. Mucha
Executive Vice President
Corporate Communications

Preston R. Padden
Executive Vice President
Worldwide Government Relations

Ronald L. Iden
Senior Vice President
Global Security

Brent A. Woodford
Senior Vice President
Planning and Control

PRINCIPAL BUSINESSES

THE WALT DISNEY STUDIOS

Richard W. Cook
Chairman, The Walt Disney Studios

WALT DISNEY PARKS AND RESORTS

James A. Rasulo
Chairman, Walt Disney Parks and Resorts

MEDIA NETWORKS

George W. Bodenheimer
Co-Chairman, Disney Media Networks and
President, ESPN, Inc. and ABC Sports

Anne M. Sweeney
Co-Chairman, Disney Media Networks and
President, Disney•ABC Television Group

DISNEY CONSUMER PRODUCTS

Andrew P. Mooney
Chairman, Disney Consumer Products
Worldwide

WALT DISNEY INTERNATIONAL

Andy Bird
Chairman, Walt Disney International

DISNEY INTERACTIVE MEDIA GROUP

Stephen H. Wadsworth
President, Disney Interactive Media Group

BOARD OF DIRECTORS



Susan E. Arnold
President-Global Business Units
The Procter & Gamble Company



John E. Bryson
Retired Chairman and
Chief Executive Officer
Edison International



John S. Chen
Chairman, Chief Executive
Officer and President
Sybase, Inc.



Judith L. Estrin
Chief Executive Officer
JLabs, LLC



Robert A. Iger
President and
Chief Executive Officer
The Walt Disney Company



Steven P. Jobs
Chief Executive Officer
Apple Inc.



Fred H. Langhammer
Chairman, Global Affairs
The Estée Lauder
Companies Inc.



Aylwin B. Lewis
President and
Chief Executive Officer
Potbelly Sandwich Works



Monica C. Lozano
Publisher and
Chief Executive Officer
La Opinión



Robert W. Matschullat
Retired Vice Chairman and
Chief Financial Officer
The Seagram Company Ltd.



John E. Pepper, Jr.
Chairman of the Board
The Walt Disney Company
Retired Chairman and Chief
Executive Officer
The Procter & Gamble Company
and Co-Chairman
National Underground Railroad
Freedom Center



Orin C. Smith
Retired President and
Chief Executive Officer
Starbucks Corporation


END